INTERIM REPORT

For the six months ended
June 30, 2012

CONSOLIDATED BALANCE SHEETS
as at June 30, 2012 and December 31, 2011
(unaudited - US$ millions)

	Notes	June 30, 2012	December 31, 2011
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $133.2; December 31, 2011 – $249.0)	5, 19	1,012.0	1,026.7
Insurance contract receivables		2,049.3	1,735.4
		3,061.3	2,762.1

Portfolio investments
Subsidiary cash and short term investments	5, 19	7,035.1	6,199.2
Bonds (cost $8,591.8; December 31, 2011 – $9,515.4)	5	9,847.9	10,835.2
Preferred stocks (cost $529.6; December 31, 2011 – $555.6)	5	533.7	563.3
Common stocks (cost $4,044.6; December 31, 2011 – $3,867.3)	5	3,806.3	3,663.1
Investments in associates (fair value $1,390.7; December 31, 2011 – $1,271.8)	5, 6	986.1	924.3
Derivatives and other invested assets (cost $496.6; December 31, 2011 – $511.4)	5, 7	291.9	394.6
Assets pledged for short sale and derivative obligations (cost $807.9; December 31, 2011 – $810.1)	5, 7	860.7	886.3
		23,361.7	23,466.0

Deferred premium acquisition costs		501.5	415.9
Recoverable from reinsurers (including recoverables on paid losses – $369.8; December 31, 2011 – $313.2)	9	4,288.3	4,198.1
Deferred income taxes		652.0	628.2
Goodwill and intangible assets		1,177.0	1,115.2
Other assets		823.4	821.4
		33,865.2	33,406.9

Liabilities
Subsidiary indebtedness	10	18.8	1.0
Accounts payable and accrued liabilities		1,733.4	1,656.2
Income taxes payable		37.0	21.4
Short sale and derivative obligations (including at the holding company – $46.2; December 31, 2011 – $63.9)	5, 7	231.3	170.2
Funds withheld payable to reinsurers		439.1	412.6
		2,459.6	2,261.4

Insurance contract liabilities	8	19,994.6	19,719.5
Long term debt	10	2,928.7	3,017.5
		22,923.3	22,737.0

Equity	11
Common shareholders’ equity		7,263.5	7,427.9
Preferred stock		1,166.4	934.7
Shareholders’ equity attributable to shareholders of Fairfax		8,429.9	8,362.6
Non-controlling interests		52.4	45.9
Total equity		8,482.3	8,408.5
		33,865.2	33,406.9

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2012 and 2011
(unaudited - US$ millions except per share amounts)

		Second quarter		First six months
	Notes	2012	2011	2012	2011
Revenue
Gross premiums written	17	1,845.2	1,616.9	3,652.8	3,427.3
Net premiums written	17	1,566.8	1,370.1	3,088.4	2,889.3
Net premiums earned	17	1,379.4	1,282.6	2,718.9	2,631.3
Interest and dividends		104.9	195.1	234.5	373.6
Share of profit of associates		8.9	10.9	0.2	4.3
Net gains on investments	5	71.5	119.6	30.6	18.1
Other revenue		178.6	146.8	383.6	301.2
		1,743.3	1,755.0	3,367.8	3,328.5
Expenses
Losses on claims, gross	8	1,067.9	1,018.0	2,169.9	2,617.5
Less ceded losses on claims	9	(152.6)	(141.4)	(355.8)	(439.8)
Losses on claims, net		915.3	876.6	1,814.1	2,177.7
Operating expenses	18	265.6	312.1	535.4	592.0
Commissions, net	9	217.6	194.3	423.7	381.1
Interest expense		51.6	55.0	104.5	108.2
Other expenses	18	179.4	249.0	378.6	397.6
		1,629.5	1,687.0	3,256.3	3,656.6
Earnings (loss) before income taxes		113.8	68.0	111.5	(328.1)
Provision for (recovery of) income taxes	13	18.3	(15.6)	15.9	(172.2)
Net earnings (loss)		95.5	83.6	95.6	(155.9)

Attributable to:
Shareholders of Fairfax		95.0	83.3	93.7	(157.3)
Non-controlling interests		0.5	0.3	1.9	1.4
		95.5	83.6	95.6	(155.9)

Net earnings (loss) per share	12	$3.90	$3.43	$3.20	$(9.00)
Net earnings (loss) per diluted share	12	$3.85	$3.40	$3.17	$(9.00)
Cash dividends paid per share	11	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	20,334	20,416	20,345	20,428

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2012 and 2011
(unaudited – US$ millions)

		Second quarter		First six months
	Notes	2012	2011	2012	2011
Net earnings (loss)		95.5	83.6	95.6	(155.9)

Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations(1)		(42.4)	16.0	3.4	41.6
Change in gains and losses on hedge of net investment in foreign subsidiary(2)	7	21.2	(10.3)	1.3	(24.9)
Share of other comprehensive income (loss) of associates(3)		(10.3)	3.0	(15.1)	8.6
Change in gains and losses on defined benefit plans (4)		(3.5)	(0.6)	(3.5)	(0.6)
Other comprehensive income (loss), net of income taxes		(35.0)	8.1	(13.9)	24.7
Comprehensive income (loss)		60.5	91.7	81.7	(131.2)

Attributable to:
Shareholders of Fairfax		61.4	91.5	81.0	(132.4)
Non-controlling interests		(0.9)	0.2	0.7	1.2
		60.5	91.7	81.7	(131.2)

(1)	Net of income tax expense of $1.5 (2011 – income tax recovery of $3.2) and $0.6 (2011 - income tax recovery of $11.5) for the second quarter and first six months of 2012, respectively.

(2)	Net of income tax recovery of nil (2011 – nil) and nil (2011 - nil) for the second quarter and first six months of 2012, respectively.

(3)	Net of income tax recovery of $1.8 (2011 – income tax expense of $0.2) and $0.8 (2011 - income tax expense of $0.6) for the second quarter and first six months of 2012, respectively.

(4)	Net of income tax recovery of $2.3 (2011 – income tax expense of $0.1) and $2.3 (2011 - income tax expense of $0.1) for the second quarter and first six months of 2012, respectively.
See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2012 and 2011
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2012	3,243.3	3.8	(72.7)	12.9	4,153.8	86.8	7,427.9	934.7	8,362.6	45.9	8,408.5
Net earnings (loss) for the period	—	—	—	—	93.7	—	93.7	—	93.7	1.9	95.6
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	3.7	3.7	—	3.7	(0.3)	3.4
Change in gains and losses on hedge of net investment in foreign subsidiary	—	—	—	—	—	1.3	1.3	—	1.3	—	1.3
Share of other comprehensive income (loss) of associates	—	—	—	—	(10.8)	(4.3)	(15.1)	—	(15.1)	—	(15.1)
Change in gains and losses on defined benefit plans	—	—	—	—	(2.6)	—	(2.6)	—	(2.6)	(0.9)	(3.5)
Issuance of shares	—	—	1.5	(1.4)	—	—	0.1	231.7	231.8	—	231.8
Purchases and amortization	—	—	(18.7)	7.5	—	—	(11.2)	—	(11.2)	—	(11.2)
Excess over stated value of common shares purchased for cancellation	—	—	—	—	—	—	—	—	—	—	—
Common share dividends	—	—	—	—	(205.8)	—	(205.8)	—	(205.8)	(6.7)	(212.5)
Preferred share dividends	—	—	—	—	(28.5)	—	(28.5)	—	(28.5)	—	(28.5)
Net changes in capitalization (note 15)	—	—	—	—	—	—	—	—	—	12.5	12.5
Balance as of June 30, 2012	3,243.3	3.8	(89.9)	19.0	3,999.8	87.5	7,263.5	1,166.4	8,429.9	52.4	8,482.3

Balance as of January 1, 2011	3,247.5	3.8	(52.4)	3.2	4,394.4	101.4	7,697.9	934.7	8,632.6	41.3	8,673.9
Net earnings (loss) for the period	—	—	—	—	(157.3)	—	(157.3)	—	(157.3)	1.4	(155.9)
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	41.7	41.7	—	41.7	(0.1)	41.6
Change in gains and losses on hedge of net investment in foreign subsidiary	—	—	—	—	—	(24.9)	(24.9)	—	(24.9)	—	(24.9)
Share of other comprehensive income (loss) of associates	—	—	—	—	—	8.6	8.6	—	8.6	—	8.6
Change in gains and losses on defined benefit plans	—	—	—	—	(0.5)	—	(0.5)	—	(0.5)	(0.1)	(0.6)
Issuance of shares	—	—	0.7	—	—	—	0.7	—	0.7	—	0.7
Purchases and amortization	(4.2)	—	(17.1)	3.5	—	—	(17.8)	—	(17.8)	—	(17.8)
Excess over stated value of common shares purchased for cancellation	—	—	—	—	(5.8)	—	(5.8)	—	(5.8)	—	(5.8)
Common share dividends	—	—	—	—	(205.9)	—	(205.9)	—	(205.9)	—	(205.9)
Preferred share dividends	—	—	—	—	(26.5)	—	(26.5)	—	(26.5)	—	(26.5)
Net changes in capitalization	—	—	—	—	—	—	—	—	—	0.1	0.1
Balance as of June 30, 2011	3,243.3	3.8	(68.8)	6.7	3,998.4	126.8	7,310.2	934.7	8,244.9	42.6	8,287.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2012 and 2011
(unaudited - US$ millions)

		Second quarter		First six months
	Notes	2012	2011	2012	2011
Operating activities
Net earnings (loss)		95.5	83.6	95.6	(155.9)
Amortization of premises and equipment and intangible assets		15.0	15.2	31.6	28.8
Net bond discount amortization		(15.2)	(12.9)	(23.5)	(28.2)
Amortization of share-based payment awards		4.0	2.3	7.5	3.5
Share of profit of associates		(8.9)	(10.9)	(0.2)	(4.3)
Deferred income taxes	13	10.6	0.3	(14.6)	(157.1)
Net gains on investments	5	(71.5)	(119.6)	(30.6)	(18.1)
Loss on repurchase of long term debt		0.8	104.2	0.8	104.2
Net (purchases) sales of securities classified as at FVTPL:
Short term investments		(587.7)	(764.7)	252.1	(929.4)
Bonds		1,399.4	187.7	1,800.8	133.0
Preferred stocks		8.1	11.1	4.2	2.3
Common stocks		31.5	(16.1)	(151.3)	(4.5)
Net derivatives and short sales		395.6	(31.9)	(266.4)	(455.8)
		1,277.2	(551.7)	1,706.0	(1,481.5)
Changes in operating assets and liabilities	19	(0.3)	(106.2)	(232.3)	105.0
Cash provided by (used in) operating activities		1,276.9	(657.9)	1,473.7	(1,376.5)

Investing activities
Net (purchases) sales of investments in associates	6, 15	13.6	(4.9)	(56.7)	(56.4)
Net purchases of premises and equipment and intangible assets		(14.7)	(8.2)	(22.4)	(21.4)
Net purchase of subsidiaries, net of cash acquired	15	—	—	(51.4)	306.3
Increase in restricted cash in support of purchase of subsidiary	15	(65.0)	—	(65.0)	—
Cash provided by (used in) investing activities		(66.1)	(13.1)	(195.5)	228.5

Financing activities
Subsidiary indebtedness:	10
Issuances		29.1	—	29.1	3.2
Repayment		(13.0)	(1.3)	(14.0)	(34.3)
Long term debt:	10
Issuances		—	906.2	—	906.2
Issuance costs		—	(6.7)	—	(6.7)
Repayment		(93.6)	(757.0)	(94.6)	(759.0)
Subordinate voting shares:	11
Repurchases		—	(10.0)	—	(10.0)
Preferred shares:	11
Issuances		—	—	239.1	—
Issuance costs		—	—	(7.4)	—
Purchase of subordinate voting shares for treasury	11	(0.7)	(6.0)	(18.7)	(17.1)
Common share dividends	11	—	—	(205.8)	(205.9)
Preferred share dividends	11	(15.7)	(13.3)	(28.5)	(26.5)
Dividends paid to non-controlling interests		(6.7)	—	(6.7)	—
Cash provided by (used in) financing activities		(100.6)	111.9	(107.5)	(150.1)
Increase (decrease) in cash and cash equivalents		1,110.2	(559.1)	1,170.7	(1,298.1)
Cash and cash equivalents – beginning of period		1,993.4	2,550.2	1,910.0	3,275.1
Foreign currency translation		(23.6)	15.0	(0.7)	29.1
Cash and cash equivalents – end of period	19	3,080.0	2,006.1	3,080.0	2,006.1

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and six months ended June 30, 2012 and 2011
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

The interim consolidated financial statements of the company for the three and six months ended June 30, 2012, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB. Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors and may refer to accounting principles generally accepted in the United States (“U.S. GAAP”). The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

These interim consolidated financial statements were approved for issue by the company’s Board of Directors on July 26, 2012.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2011, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented unless otherwise stated.
New accounting pronouncements
New standards and amendments, that have been issued by the IASB and are not yet effective for the fiscal year beginning January 1, 2012, are summarized in the company's annual consolidated financial statements for the year ended December 31, 2011.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company's interim consolidated financial statements, management has made a number of estimates and judgments which are consistent with those as described in the company's annual consolidated financial statements for the year ended December 31, 2011. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.	Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	June 30, 2012	December 31, 2011
Holding company:
Cash and cash equivalents (note 19)	129.2	43.5
Cash and cash equivalents pledged for short sale and derivative obligations	9.8	—
Short term investments	249.0	244.0
Short term investments pledged for short sale and derivative obligations	123.4	249.0
Bonds	167.9	188.1
Preferred stocks	49.9	45.0
Common stocks	206.2	166.4
Derivatives (note 7)	76.6	90.7
	1,012.0	1,026.7
Short sale and derivative obligations (note 7)	(46.2)	(63.9)
	965.8	962.8

Portfolio investments:
Cash and cash equivalents (note 19)	3,200.8	1,995.0
Short term investments	3,834.3	4,204.2
Bonds	9,847.9	10,835.2
Preferred stocks	533.7	563.3
Common stocks	3,806.3	3,663.1
Investments in associates (note 6)	986.1	924.3
Derivatives (note 7)	261.5	364.4
Other invested assets	30.4	30.2
	22,501.0	22,579.7

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	1.0	6.2
Short term investments	370.3	132.5
Bonds	489.4	747.6
	860.7	886.3
	23,361.7	23,466.0
Short sale and derivative obligations (note 7)	(185.1)	(106.3)
	23,176.6	23,359.7
Common stocks included investments in certain limited partnerships with a carrying value of $417.7 at June 30, 2012 ($321.2 at December 31, 2011).

Restricted cash and cash equivalents at June 30, 2012 of $260.8 ($134.7 at December 31, 2011) were comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations and also included $65.0 at June 30, 2012 of cash restricted in connection with the purchase of Thomas Cook (India) Limited as described in note 15. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash and investments, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.
Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At June 30, 2012, securities containing call and put features represented approximately $6,235.0 and $186.0 respectively ($6,032.3 and $1,069.9 at December 31, 2011, respectively) of the total fair value of bonds in the table below.

	June 30, 2012		December 31, 2011
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	706.4	689.9	442.5	413.7
Due after 1 year through 5 years	1,890.4	2,217.6	2,288.5	2,505.0
Due after 5 years through 10 years	3,102.8	3,681.5	3,884.5	4,446.4
Due after 10 years	3,504.8	3,916.2	3,751.0	4,405.8
	9,204.4	10,505.2	10,366.5	11,770.9
Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts were by type of issuers as follows:

	June 30, 2012				December 31, 2011
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,340.8	3,340.8	—	—	2,044.7	2,044.7	—	—

Short term investments:
Canadian provincials	592.3	592.3	—	—	408.9	408.9	—	—
U.S. treasury	3,386.9	3,386.9	—	—	4,071.0	4,071.0	—	—
Other government	524.7	511.9	12.8	—	288.0	267.4	20.6	—
Corporate and other	73.1	—	73.1	—	61.8	—	61.8	—
	4,577.0	4,491.1	85.9	—	4,829.7	4,747.3	82.4	—
Bonds:
Canadian government	21.8	—	21.8	—	21.1	—	21.1	—
Canadian provincials	154.0	—	154.0	—	1,038.7	—	1,038.7	—
U.S. treasury	1,611.3	—	1,611.3	—	2,082.3	—	2,082.3	—
U.S. states and municipalities	6,486.9	—	6,486.9	—	6,201.5	—	6,201.5	—
Other government	557.3	—	557.3	—	934.7	—	934.7	—
Corporate and other	1,673.9	—	1,585.4	88.5	1,492.6	—	1,432.6	60.0
	10,505.2	—	10,416.7	88.5	11,770.9	—	11,710.9	60.0
Preferred stocks:
Canadian	86.4	—	84.4	2.0	105.5	—	103.5	2.0
U.S.	452.4	—	446.1	6.3	457.3	—	451.0	6.3
Other	44.8	—	44.8	—	45.5	—	45.5	—
	583.6	—	575.3	8.3	608.3	—	600.0	8.3
Common stocks:
Canadian	763.0	721.6	13.8	27.6	711.8	673.3	13.7	24.8
U.S.	1,870.2	1,551.2	32.7	286.3	1,785.0	1,507.6	33.8	243.6
Other	1,379.3	840.5	292.3	246.5	1,332.7	886.1	290.6	156.0
	4,012.5	3,113.3	338.8	560.4	3,829.5	3,067.0	338.1	424.4

Derivatives and other invested assets(1)	345.5	—	203.3	142.2	462.3	—	254.1	208.2

Short sale and derivative obligations	(231.3)	—	(231.3)	—	(170.2)	—	(170.2)	—

Holding company cash and investments and portfolio investments measured at fair value	23,133.3	10,945.2	11,388.7	799.4	23,375.2	9,859.0	12,815.3	700.9

	100.0%	47.3%	49.2%	3.5%	100.0%	42.2%	54.8%	3.0%

(1)	Excluded from these totals are certain real estate investments of $23.0 ($23.0 at December 31, 2011) which are carried at cost less any accumulated amortization and impairment.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and common and preferred shares. CPI-linked derivatives are classified within derivatives and other invested assets on the consolidated balance sheets and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheets and are valued using industry accepted discounted cash flow and option pricing models that incorporate certain inputs that are not market observable; specifically share price volatility (for convertible securities) and credit spreads of the issuer. Common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheets and include common shares of private companies as well as investments in certain private equity funds and limited partnerships. These investments are valued by third party fund companies using observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, the private equity funds and limited partnerships may require at least three months of notice to liquidate.
A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the six months ended June 30 follows:

	2012					2011
	Bonds	Common stocks	Preferred stocks	Derivatives and other invested assets	Total	Bonds	Common stocks	Preferred stocks	Derivatives and other invested assets	Total
Balance - January 1	60.0	424.4	8.3	208.2	700.9	61.9	294.6	0.3	328.6	685.4
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(6.5)	8.9	—	(66.0)	(63.6)	(0.6)	3.3	—	(268.9)	(266.2)
Purchases	49.0	155.3	—	—	204.3	2.1	45.2	6.0	122.6	175.9
Sales	(14.0)	(28.2)	—	—	(42.2)	(3.6)	(17.7)	—	—	(21.3)
Balance - June 30	88.5	560.4	8.3	142.2	799.4	59.8	325.4	6.3	182.3	573.8
Purchases of $204.3 of investments classified as Level 3 within the fair value hierarchy during the first six months of 2012 were primarily comprised of certain limited partnerships. Total net realized and unrealized losses of $63.6 during the first six months of 2012 were primarily comprised of $66.0 of net unrealized losses recognized on CPI-linked derivative contracts (including the effect of foreign exchange losses of $5.0).

Net gains (losses) on investments

	Second quarter
	2012						2011
			Mark-to-market							Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the period		(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Other	Net gains (losses) on investments	Inception-to-date realized gains (losses) on positions closed or sold in the period			(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Other	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	235.7		(206.0)	257.5	—	287.2	47.5			(28.4)	284.4	—	303.5
Preferred stocks	0.4		(0.3)	(32.4)	—	(32.3)	0.7			(0.6)	(61.9)	—	(61.8)
Common stocks	11.1		(5.9)	(470.4)	—	(465.2)	252.8			(189.0)	(164.4)	—	(100.6)
	247.2		(212.2)	(245.3)	—	(210.3)	301.0			(218.0)	58.1	—	141.1

Financial instruments:
Common stock and equity index short positions	559.1	(1)	(30.7)	(139.0)	—	389.4	(38.4)	(1)	—	241.0	(83.6)	—	119.0
Common stock long positions	(141.6)	(1)	(9.9)	29.8	—	(121.7)	(64.0)	(1)	—	2.8	55.8	—	(5.4)
Credit default swaps	(1.9)		1.6	(1.8)	—	(2.1)	—			—	(11.9)	—	(11.9)
Equity warrants and call options	—		—	(0.9)	—	(0.9)	142.8			(136.1)	(1.6)	—	5.1
CPI-linked contracts	—		—	7.0	—	7.0	—			—	(118.0)	—	(118.0)
Other	30.2		(20.1)	(3.5)	—	6.6	2.5			2.2	(7.1)	—	(2.4)
	445.8		(59.1)	(108.4)	—	278.3	42.9			109.9	(166.4)	—	(13.6)

Foreign currency gains (losses) on:
Investing activities	(10.3)		(0.3)	(44.2)	(2.8)	(57.6)	7.4			(35.2)	54.1	(1.5)	24.8
Underwriting activities	—		—	—	(0.7)	(0.7)	—			—	—	(28.5)	(28.5)
Foreign currency contracts	10.1		(0.4)	22.5	—	32.2	3.8			—	(7.5)	—	(3.7)
	(0.2)		(0.7)	(21.7)	(3.5)	(26.1)	11.2			(35.2)	46.6	(30.0)	(7.4)
Gain on disposition of associate (2)	—		—	—	29.8	29.8	—			—	—	—	—
Other	—		—	(0.3)	0.1	(0.2)	(0.4)			—	0.1	(0.2)	(0.5)
Net gains (losses) on investments	692.8		(272.0)	(375.7)	26.4	71.5	354.7			(143.3)	(61.6)	(30.2)	119.6

(1)
Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly basis the market value movement since the previous quarterly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
On April 13, 2012, the company sold all of its interest in Fibrek Inc. to Resolute Forest Products and received cash consideration of $18.5 (Cdn$18.4) and Resolute Forest Products common shares with a fair value of $12.8 (Cdn$12.7), and recognized a net gain on investment of $29.8 (including a $4.9 net unrealized gain previously recorded in accumulated other comprehensive income).

	First six months
	2012						2011
			Mark-to-market							Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the period		(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Other	Net gains (losses) on investments	Inception-to-date realized gains (losses) on positions closed or sold in the period			(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Other	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	245.4		(358.2)	534.4	—	421.6	70.2			(38.2)	204.7	—	236.7
Preferred stocks	0.5		(0.3)	(16.2)	—	(16.0)	1.0			(1.0)	106.0	—	106.0
Common stocks	76.6		(63.0)	17.9	—	31.5	316.6			(174.5)	108.4	—	250.5
	322.5		(421.5)	536.1	—	437.1	387.8			(213.7)	419.1	—	593.2

Financial instruments:
Common stock and equity index short positions	(307.4)	(1)	13.0	(138.8)	—	(433.2)	(360.3)	(1)	—	134.5	(83.6)	—	(309.4)
Common stock long positions	26.3	(1)	46.8	29.8	—	102.9	(51.5)	(1)	—	7.6	55.8	—	11.9
Credit default swaps	(1.9)		(1.1)	(25.5)	—	(28.5)	—			—	(31.7)	—	(31.7)
Equity warrants and call options	—		—	(0.9)	—	(0.9)	162.8			(141.1)	(4.1)	—	17.6
CPI-linked contracts	—		—	(61.0)	—	(61.0)	—			—	(285.2)	—	(285.2)
Other	67.3		(23.0)	(14.3)	—	30.0	(0.6)			22.0	(2.4)	—	19.0
	(215.7)		35.7	(210.7)	—	(390.7)	(249.6)			23.0	(351.2)	—	(577.8)

Foreign currency gains (losses) on:
Investing activities	(44.2)		(0.7)	(21.2)	(0.8)	(66.9)	(14.8)			19.9	43.4	2.6	51.1
Underwriting activities	—		—	—	7.2	7.2	—			—	—	(34.2)	(34.2)
Foreign currency contracts	15.1		(11.1)	8.7	—	12.7	(13.2)			15.1	(15.7)	—	(13.8)
	(29.1)		(11.8)	(12.5)	6.4	(47.0)	(28.0)			35.0	27.7	(31.6)	3.1
Gain on disposition of associate (2)	—		—	—	29.8	29.8	—			—	—	—	—
Other	(0.1)		(0.1)	(0.7)	2.3	1.4	(0.2)			—	0.1	(0.3)	(0.4)
Net gains (losses) on investments	77.6		(397.7)	312.2	38.5	30.6	110.0			(155.7)	95.7	(31.9)	18.1

(1)
Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly basis the market value movement since the previous quarterly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
On April 13, 2012, the company sold all of its interest in Fibrek Inc. to Resolute Forest Products and received cash consideration of $18.5 (Cdn$18.4) and Resolute Forest Products common shares with a fair value of $12.8 (Cdn$12.7), and recognized a net gain on investment of $29.8 (including a $4.9 net unrealized gain previously recorded in accumulated other comprehensive income).

6.	Investments in Associates
Investments in associates recorded using the equity method of accounting, the company's ownership interests, their fair values and carrying values were as follows:

	June 30, 2012			December 31, 2011
	Ownership Percentage	Fair value	Carrying value	Ownership Percentage	Fair value	Carrying value
Portfolio investments
Investments in associates:
Gulf Insurance Company ("Gulf Insurance")	41.4%	266.6	213.9	41.4%	255.1	214.5
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")	26.0%	219.3	61.8	26.0%	230.4	67.1
Cunningham Lindsey Group Limited (“CLGL”)	43.4%	257.3	108.3	43.2%	230.3	104.2
The Brick Ltd. ("The Brick")	34.3%	165.1	109.5	33.8%	123.9	106.9
Thai Re Public Company Limited ("Thai Re")(1)	23.2%	88.3	80.7	2.0%	—	—
Singapore Reinsurance Corporation Limited ("Singapore Re")	26.8%	30.5	33.9	26.8%	36.2	33.8
Fibrek Inc. ("Fibrek") (2)	—	—	—	25.8%	32.1	27.4
MEGA Brands Inc. ("MEGA")	19.9%	20.0	35.5	19.9%	26.3	36.7
Falcon Insurance PLC ("Falcon Thailand")	40.5%	6.0	6.0	40.5%	6.0	6.0
Imvescor Restaurant Group Inc. ("Imvescor")	13.6%	4.5	3.0	13.6%	4.1	3.1
Partnerships, trusts and other	—	333.1	333.5	—	327.4	324.6
		1,390.7	986.1		1,271.8	924.3

(1)
On March 19, 2012, the company increased its ownership of the common shares of Thai Reinsurance Public Company Limited ("Thai Re") from 2.0% to 23.2% through participation in a Thai Re rights offering and in a private placement of newly issued common shares, wherein it paid aggregate cash purchase consideration of $77.0 (2.4 billion Thai Baht) for its increased shareholding. Accordingly, on March 19, 2012, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis.

(2)
On April 13, 2012, the company sold all of its interest in Fibrek Inc. to Resolute Forest Products and received cash consideration of $18.5 (Cdn$18.4) and Resolute Forest Products common shares with a fair value of $12.8 (Cdn$12.7), and recognized a net gain on investment of $29.8 (including a $4.9 net unrealized gain previously recorded in accumulated other comprehensive income). During the first quarter of 2012 the company had recognized a loss of $18.8 related to its share of Fibrek's net loss (principally comprised of an impairment charge).

The company's strategic investment of $105.8 at June 30, 2012 ($87.9 at December 31, 2011), in 15.0% of Alltrust Insurance Company of China Ltd. ("Alltrust") is classified as at FVTPL within common stocks on the consolidated balance sheets. During the first quarter of 2012, the company contributed an additional $18.9 to Alltrust through its participation in a rights offering.

7.	Short Sale and Derivative Transactions
The following table summarizes the notional amount and fair value of the company’s derivative financial instruments:

	June 30, 2012				December 31, 2011
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	5,833.1	1.0	166.5	—	5,517.6	25.8	59.6
Equity total return swaps – short positions	—	1,633.9	53.0	26.3	—	1,617.6	68.8	47.7
Equity total return swaps – long positions	—	1,376.2	43.9	14.1	—	1,363.5	2.4	49.2
Warrants	19.3	74.3	22.4	—	11.7	44.6	15.9	—
Credit derivatives:
Credit default swaps	63.8	2,675.1	19.8	—	66.8	3,059.6	49.8	—
Warrants	2.7	90.0	—	—	24.3	340.2	50.0	—
CPI-linked derivative contracts	421.2	45,909.9	142.2	—	421.1	46,518.0	208.2	—
Foreign exchange forward contracts	—	—	33.2	11.0	—	—	32.9	8.2
Other derivative contracts	—	—	22.6	13.4	—	—	1.3	5.5
Total			338.1	231.3			455.1	170.2

The company is exposed to significant market risk through its investing activities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company has protected its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equities and the Russell 2000 index, the S&P 500 index and the S&P/TSX 60 index (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equity securities as set out in the table below. At June 30, 2012, equity hedges with a notional amount of $7,467.0 ($7,135.2 at December 31, 2011) represented 104.2% (104.6% at December 31, 2011) of the company's equity and equity-related holdings of $7,163.2 at June 30, 2012 ($6,822.7 at December 31, 2011). During the second quarter and first six months of 2012, the company received net cash of $559.1 (2011 - paid net cash of $38.4) and paid net cash of $307.4 (2011 - $360.3) respectively in connection with the reset provisions of its short equity and equity index total return swaps. Refer to note 16 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	June 30, 2012			December 31, 2011
Underlying equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average index value
Russell 2000	52,881,400	3,501.9	662.22	52,881,400	3,501.9	662.22
S&P 500	10,532,558	1,117.3	1,060.84	12,120,558	1,299.3	1,071.96
S&P/TSX 60	13,044,000	206.1	641.12	—	—	—
Other equity indices	—	140.0	—	—	140.0	—
Individual equity securities	—	1,622.4	—	—	1,597.3	—

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

As at June 30, 2012, the company had entered into long equity total return swaps on individual equity securities for investment purposes with an original notional amount of $1,224.3 ($1,280.0 at December 31, 2011). During the second quarter and first six months of 2012, the company paid net cash of $141.6 (2011 - $64.0) and received net cash of $26.3 (2011 - paid net cash of $51.5), respectively, from counterparties in connection with the reset provisions of the company's long equity total return swaps (excluding the impact of collateral requirements).
At June 30, 2012, the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $993.9 ($1,135.3 at December 31, 2011), comprised of collateral of $977.5 ($962.6 at December 31, 2011) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and net collateral of $16.4 ($172.7 at December 31, 2011) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
Equity warrants were acquired in conjunction with the company's investment in debt securities of various Canadian companies. At June 30, 2012, the warrants have expiration dates ranging from 2 years to 10 years (2 years to 5 years at December 31, 2011).
Credit contracts
Since 2003, the company's investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of certain financial and systemic risks. Effective January 1, 2011, the company no longer considers credit default swaps to be an economic hedge of its financial assets as the notional amount of credit default swaps held has declined. At June 30, 2012, the company's remaining credit default swaps have a weighted average life of less than one year (1.3 years at December 31, 2011) and a notional amount and fair value of $2,675.1 ($3,059.6 at December 31, 2011) and $19.8 ($49.8 at December 31, 2011) respectively.
The company previously held various bond warrants which provided the company an option to purchase certain long dated corporate bonds. During the first six months of 2012, the company exercised substantially all its bond warrants and recognized a net realized gain on investment of $24.2 and $32.4 in the second quarter and first six months of 2012, respectively.
CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At June 30, 2012, these contracts have a remaining weighted average life of 8.1 years (8.6 years at December 31, 2011) and a notional amount and fair value as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company's CPI-linked derivative contracts:

	June 30, 2012			December 31, 2011
	Notional Amount		Weighted average strike price	Notional Amount		Weighted average strike price
Underlying CPI Index	Original currency	U.S. dollars		Original currency	U.S. dollars
United States	18,175.0	18,175.0	216.95	18,175.0	18,175.0	216.95
United Kingdom	550.0	862.7	216.01	550.0	854.8	216.01
European Union	20,425.0	25,920.4	109.74	20,425.0	26,514.6	109.74
France	750.0	951.8	120.09	750.0	973.6	120.09
		45,909.9			46,518.0

During the second quarter and first six months of 2012, the company purchased nil (2011 - nil) and nil (2011 - $13,596.7) notional amount of CPI-linked derivative contracts at a cost of nil (2011 - nil) and nil (2011 - $122.6) and recorded net mark-to-market gains of $7.0 (2011 - net mark-to-market losses of $118.0) and net mark-to-market losses of $61.0 (2011 - $285.2) respectively on positions remaining open at the end of the period.
Foreign exchange forward contracts
A significant portion of the company's business is conducted in currencies other than the U.S. dollar. The company is also exposed to currency rate fluctuations through its equity accounted investments and its net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at June 30, 2012, consisted of cash of $46.8 ($50.5 at December 31, 2011) and government securities of $161.2 ($156.8 at December 31, 2011) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at June 30, 2012. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 16.
Hedge of net investment in Northbridge
The company has designated the carrying value of Cdn$1,075.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,157.7 (principal amount of Cdn$1,075.0 with a fair value of $1,114.6 at December 31, 2011) as a hedge of its net investment in Northbridge for financial reporting purposes. In the second quarter and first six months of 2012, the company recognized pre-tax gains of $21.2 (2011‑ pre-tax losses of $10.3) and $1.3 (2011 - pre-tax losses of $24.9), respectively, related to foreign currency movements on the unsecured senior notes in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

8.	Insurance Contract Liabilities

	Gross		Ceded		Net
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
Provision for unearned premiums	2,894.6	2,487.3	415.4	388.1	2,479.2	2,099.2
Provision for losses and loss adjustment expenses	17,100.0	17,232.2	3,503.1	3,496.8	13,596.9	13,735.4
Total insurance contract liabilities	19,994.6	19,719.5	3,918.5	3,884.9	16,076.1	15,834.6
Provision for unearned premiums
The following changes have occurred in the provision for unearned premiums for the six months ended June 30:

	2012	2011
Provision for unearned premiums – January 1	2,487.3	2,120.9
Gross premiums written	3,652.8	3,427.3
Less: premiums earned	(3,245.8)	(3,140.5)
Acquisitions of subsidiaries	—	206.9
Foreign exchange effect and other	0.3	34.5
Provision for unearned premiums - June 30	2,894.6	2,649.1

Provision for losses and loss adjustment expenses
The following changes have occurred in the provision for losses and loss adjustment expenses for the six months ended June 30:

	2012	2011
Provision for losses and loss adjustment expenses – January 1	17,232.2	16,049.3
Foreign exchange effect and other	(26.2)	232.2
(Decrease) increase in estimated losses and expenses for claims occurring in the prior years	6.2	(84.0)
Losses and expense for claims occurring in the current year	2,163.7	2,701.5
Paid on claims occurring during:
the current year	(336.4)	(298.6)
the prior years	(2,010.1)	(1,999.0)
Acquisitions of subsidiaries and reinsurance-to-close transactions	70.6	769.3
Provision for losses and loss adjustment expenses – June 30	17,100.0	17,370.7

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities is comprised as follows:

	June 30, 2012	December 31, 2011
Reinsurers’ share of unearned premiums	415.4	388.1
Reinsurers’ share of provision for losses and loss adjustment expenses	4,169.6	4,105.5
Provision for uncollectible reinsurance	(296.7)	(295.5)
	4,288.3	4,198.1

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records an allowance based upon its analysis of historical recoveries, the level of allowance already in place and management's judgment on future collectability. The provision for uncollectible reinsurance at June 30, 2012, was $296.7 ($295.5 at December 31, 2011).
Changes in the reinsurers' share of paid losses, unpaid losses, unearned premiums and provision for uncollectible balances for the six months ended June 30 were as follows:

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2012	500.9	3,604.6	388.1	(295.5)	4,198.1
Reinsurers’ share of losses paid to insureds	385.2	(385.2)	—	—	—
Reinsurance recoveries received	(336.1)	—	—	—	(336.1)
Reinsurers’ share of losses or premiums earned	—	350.6	(535.2)	—	(184.6)
Premiums ceded to reinsurers	—	—	565.1	—	565.1
Change in provision, recovery or write-off of impaired balances	(0.2)	—	—	(1.3)	(1.5)
Acquisitions of subsidiaries and reinsurance-to-close transactions	7.4	42.1	—	—	49.5
Foreign exchange effect and other	1.6	(1.3)	(2.6)	0.1	(2.2)
Balance – June 30, 2012	558.8	3,610.8	415.4	(296.7)	4,288.3

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2011	458.0	3,368.1	279.8	(348.9)	3,757.0
Reinsurers’ share of losses paid to insureds	355.0	(355.0)	—	—	—
Reinsurance recoveries received	(364.0)	—	—	—	(364.0)
Reinsurers’ share of losses or premiums earned	—	448.7	(516.4)	—	(67.7)
Premiums ceded to reinsurers	—	—	539.8	—	539.8
Change in provision, recovery or write-off of impaired balances	(2.8)	—	—	0.1	(2.7)
Acquisitions of subsidiaries and reinsurance-to-close transactions	29.8	293.2	95.3	—	418.3
Foreign exchange effect and other	4.4	30.8	6.7	(0.2)	41.7
Balance – June 30, 2011	480.4	3,785.8	405.2	(349.0)	4,322.4
Reinsurers' share of provision for losses and loss adjustment expenses at June 30 includes $369.8 and $278.7 of paid losses net of provisions for 2012 and 2011, respectively.

Included in commissions, net is commission income from reinsurance contracts of $52.7 and $101.8 for the three and six months ended June 30, 2012 (2011 - $45.4 and $87.9) respectively.

10.	Subsidiary Indebtedness, Long Term Debt and Credit Facilities

	June 30, 2012			December 31, 2011
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Subsidiary indebtedness	18.9	18.8	18.8	1.0	1.0	1.0
Long term debt – holding company borrowings	2,373.4	2,311.1	2,465.1	2,462.8	2,394.6	2,453.2
Long term debt – subsidiary company borrowings	623.4	617.6	621.7	630.1	622.9	628.2
	3,015.7	2,947.5	3,105.6	3,093.9	3,018.5	3,082.4

(1)	Principal net of unamortized issue costs and discounts.

(2)	Based principally on market prices, where available, or discounted cash flow models.
Six months ended June 30, 2012
On May 15, 2012, Crum & Foster redeemed for $6.4 of cash the $6.2 principal amount of its unsecured senior notes due May 2017.

On April 26, 2012, the company repaid the $86.3 principal amount of its unsecured senior notes upon maturity.
Six months ended June 30, 2011
First Mercury
The company acquired First Mercury on February 9, 2011, pursuant to the transaction described in note 15. At the acquisition date, the company's consolidated balance sheet included the $67.0 carrying value of trust preferred securities issued by First Mercury Capital Trust I, II, III and IV (statutory business trust subsidiaries of First Mercury) in long term debt.

On May 15, 2011, First Mercury redeemed for cash all $8.2 principal amount of its outstanding Trust I trust preferred securities due April 2034 for cash consideration of $8.7.

On May 24, 2011, First Mercury redeemed for cash all $12.4 principal amount of its outstanding Trust II trust preferred securities due May 2034 for cash consideration of $13.1.

On May 27, 2011, First Mercury repurchased for cash $5.0 principal amount of its outstanding Trust IV trust preferred securities due September 2037 for cash consideration of $4.9.

Debt and Tender Offerings

On May 9, 2011, the company completed a private placement debt offering of $500.0 principal amount of 5.80% unsecured senior notes due May 15, 2021 at an issue price of $99.646 for net proceeds after discount, commissions and expenses of $493.9. Commissions and expenses of $4.3 were included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points, together, in each case, with accrued interest thereon to the date of redemption.

On May 25, 2011, the company completed a public debt offering of Cdn$400.0 principal amount of 6.40% unsecured senior notes due May 25, 2021 at an issue price of $99.592 for net proceeds after discount, commissions and expenses of $405.6 (Cdn$396.0). Commissions and expenses of $2.4 (Cdn$2.4) were included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to May 25, 2021 and par, together, in each case, with accrued and unpaid interest to the date fixed for redemption. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

Pursuant to the tender offer as amended on May 20, 2011 (the “Amended Tender Offer”), the net proceeds of the debt offerings described above were used to purchase for cash the following debt during May and June of 2011:

	Principal amount	Cash consideration
Fairfax unsecured senior notes due 2012 (“Fairfax 2012 notes”)	71.0	75.6
Fairfax unsecured senior notes due 2017 (“Fairfax 2017 notes”)	227.2	252.9
Crum & Foster unsecured senior notes due 2017	323.8	357.8
OdysseyRe unsecured senior notes due 2013 (“OdysseyRe 2013 notes”)	35.9	40.8
Total	657.9	727.1

Unsecured senior notes repurchased in connection with the Amended Tender Offer were accounted for as an extinguishment of debt. Accordingly, other expenses during the second quarter and first six months of 2011 included a one-time charge of $104.2 recognized on the repurchase of long-term debt (including the release of $35.0 of unamortized issue costs and discounts and other transaction costs incurred in connection with the Amended Tender Offer). The principal amount of $657.9 in the table above, is net of $7.0, $23.3 and $6.2 aggregate principal amounts of Fairfax 2017, Fairfax 2012, and OdysseyRe 2013 unsecured senior notes, respectively, which were owned in Zenith National's investment portfolio prior to being acquired by Fairfax and tendered to the Amended Tender Offer by Zenith National. Similarly, the $727.1 of cash consideration in the table above is net of $39.7 of total consideration paid to Zenith National in connection with the Amended Tender Offer. The notes tendered by Zenith National were eliminated within Fairfax's consolidated financial reporting since the acquisition date of Zenith National.

Credit Facilities

On July 13, 2012, OdysseyRe's $100.0 credit facility which was maintained with a syndicate of lenders expired and was not renewed. Letters of credit issued under this credit facility in support of assumed reinsurance obligations totaling $34.3 as at June 30, 2012, will remain outstanding through December 31, 2012, unless such are replaced earlier by the company with other collateral.
On January 31, 2012, Ridley entered into a three-year revolving credit agreement replacing its previous credit facility. Ridley may borrow the lesser of $50.0 or a calculated amount based on the level of eligible trade accounts receivable and inventory. The credit agreement is secured by first-ranking general security agreements covering substantially all of Ridley's assets.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2012	2011
Subordinate voting shares – January 1	19,627,026	19,706,477
Purchases for cancellation	—	(25,700)
Net treasury shares acquired	(44,617)	(43,901)
Subordinate voting shares – June 30	19,582,409	19,636,876
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – June 30	20,331,179	20,385,646

Capital transactions
Six months ended June 30, 2012
On March 21, 2012, the company issued 9,500,000 cumulative five-year rate reset preferred shares, Series K for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $231.7 (Cdn$230.1). Commissions and expenses of $7.4 were charged to preferred stock. The Series K preferred shares have a dividend rate of 5.00% per annum and are redeemable by the company on March 31, 2017, and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series K preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series L on March 31, 2017, and on each subsequent five-year anniversary date. The Series L preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2017, or any subsequent five-year anniversary, plus 3.51%.

Repurchase of shares
During the second quarter and first six months of 2012, the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During the second quarter and first six months of 2011, the company repurchased for cancellation 25,700 subordinate voting shares for a net cost of $10.0, of which $5.8 was charged to retained earnings.

Dividends
Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 4, 2012	January 19, 2012	January 26, 2012	$10.00	$205.8
January 5, 2011	January 19, 2011	January 26, 2011	$10.00	$205.9

Accumulated other comprehensive income (loss)
The balances related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	June 30, 2012			December 31, 2011
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Share of accumulated other comprehensive income (loss) of associates	2.9	(1.9)	1.0	7.2	(1.9)	5.3
Currency translation account	107.5	(21.0)	86.5	101.9	(20.4)	81.5
	110.4	(22.9)	87.5	109.1	(22.3)	86.8

12.	Earnings per Share
Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	Second quarter		First six months
	2012	2011	2012	2011
Net earnings (loss) attributable to shareholders of Fairfax	95.0	83.3	93.7	(157.3)
Preferred share dividends	(15.7)	(13.3)	(28.5)	(26.5)
Net earnings (loss) attributable to common shareholders – basic and diluted	79.3	70.0	65.2	(183.8)

Weighted average common shares outstanding – basic	20,333,814	20,415,870	20,344,968	20,428,029
Restricted share awards	240,970	174,428	228,185	—
Weighted average common shares outstanding – basic and diluted	20,574,784	20,590,298	20,573,153	20,428,029

Net earnings (loss) per common share – basic	$3.90	$3.43	$3.20	$(9.00)
Net earnings (loss) per common share – diluted	$3.85	$3.40	$3.17	$(9.00)

Options to purchase treasury stock acquired of 159,888 were not included in the calculation of net loss per diluted common share in the first six months of 2011, as the inclusion of the options would be anti-dilutive.

13.	Income Taxes
The company’s provision for (recovery of) income taxes for the second quarter and six months ended June 30 is as follows:

	Second quarter		First six months
	2012	2011	2012	2011
Current income tax:
Current year expense (recovery)	7.7	(18.0)	29.6	(14.9)
Adjustments to prior years’ income taxes	—	2.1	0.9	(0.2)
	7.7	(15.9)	30.5	(15.1)
Deferred income tax:
Origination and reversal of temporary differences	8.4	0.5	(27.1)	(157.4)
Adjustments to prior years' deferred income taxes	1.8	0.4	4.9	(0.1)
Other	0.4	(0.6)	7.6	0.4
	10.6	0.3	(14.6)	(157.1)

Provision for (recovery of) income taxes	18.3	(15.6)	15.9	(172.2)

A reconciliation of income tax calculated at the Canadian statutory income tax rate to the income tax provision at the effective tax rate in the consolidated financial statements for the second quarter and first six months ended June 30 is summarized in the following table:

	Second quarter		First six months
	2012	2011	2012	2011
Provision for (recovery of) income taxes at the Canadian statutory income tax rate	30.1	19.0	29.5	(92.9)
Non-taxable investment income	(9.6)	(9.3)	(46.5)	(39.2)
Tax rate differential on income and losses incurred outside Canada	(7.8)	(10.0)	(19.6)	(29.4)
Change in unrecorded tax benefit of losses	4.1	(15.3)	37.1	(9.4)
Foreign exchange	(7.8)	(0.7)	1.8	(2.2)
Change in tax rate for deferred income taxes	(4.5)	(3.4)	(1.9)	(3.0)
Provision (recovery) relating to prior years	2.7	(2.6)	3.6	(5.6)
Other including permanent differences	11.1	6.7	11.9	9.5
Provision for (recovery of) income taxes	18.3	(15.6)	15.9	(172.2)

The $18.3 and $15.9 provision for income taxes in the second quarter and first six months of 2012, respectively, differed from the income tax provision that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the earnings before income taxes of $113.8 and $111.5, respectively, primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities, and capital gains only 50% taxable in Canada) and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, partially offset by unrecorded income tax losses.

The $15.6 and $172.2 recovery of income taxes in the second quarter and first six months of 2011, respectively, differed from the company’s Canadian statutory income tax rate of 28.3% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, and the utilization of previously unrecorded income tax losses.

14.	Contingencies and Commitments

Lawsuits

(a)
On July 25, 2011, a lawsuit seeking class action status was filed in the United States District Court for the Southern District of New York against Fairfax, certain of its current and former directors and officers, OdysseyRe and Fairfax's auditors. The plaintiff seeks to represent a class of all purchasers of securities of Fairfax listed or registered on a U.S. exchange between May 21, 2003, and March 22, 2006, inclusive. The complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax's and OdysseyRe's assets, earnings, losses, financial condition, and internal financial controls. The complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys' fees). The content of the complaint, including the relief sought, is substantially identical to the content of the complaint in a lawsuit filed in 2006 which has been finally dismissed, except that the purported class has been modified so as to avoid the defect which resulted in the dismissal of the earlier lawsuit. The current lawsuit is at a very preliminary stage. The plaintiff in the lawsuit was appointed lead plaintiff, its motion for such appointment being unopposed by any other aspiring lead plaintiff, and the defendants' motions to dismiss the lawsuit have been heard by the Court and are awaiting decision. The ultimate outcome of any litigation is uncertain, and should this lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax's business, results of operation and financial condition. The lawsuit may require significant management attention, which could divert management's attention away from the company's business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company's securities. If their motion to dismiss the lawsuit is not successful, Fairfax, OdysseyRe and the named directors and officers intend to vigorously defend against the lawsuit (as they did in the prior lawsuit mentioned above). The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no provision for loss in this matter. The company will update this assessment as information becomes available.

(b)
On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax's outside legal counsel and PricewaterhouseCoopers, which counterclaim was voluntarily dismissed by those defendants. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax's motion to dismiss that counterclaim was denied in August 2008. That defendant is now deceased; however, to the extent necessary, Fairfax intends to vigorously defend against that counterclaim. In September 2008, the Court granted motions for summary judgment brought by several defendants, and dismissed Fairfax's claims against those defendants. In September 2011, the Court granted the motion for summary judgment brought by S.A.C. Capital and related defendants. In December 2011, the Court granted motions for summary judgment and dismissed claims against Third Point, Kynikos, Institutional Credit Partners and related defendants for lack of personal jurisdiction over those parties in New Jersey. In May and June 2012, the Court granted partial summary judgment to the remaining defendants, dismissing certain of Fairfax's claims, including its RICO claims. Fairfax has filed a motion to reconsider that dismissal, which is pending. The Court also denied defendants' motions for summary judgment on other claims. Defendants have sought reconsideration of that ruling, which is pending. The remaining defendants have filed an additional motion for partial summary judgment, which is pending. The Court has scheduled the trial of Fairfax's claims beginning on September 10, 2012. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit and the counterclaim cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit and no provision for loss on the counterclaim. The company will update this assessment as information becomes available.

15.	Acquisitions and Divestitures

Subsequent to June 30, 2012

Acquisition of Thomas Cook (India) Limited

On May 21, 2012, the company announced that it had entered into an agreement with Thomas Cook Group plc ("Thomas Cook") of the United Kingdom to purchase its 77% interest in Thomas Cook (India) Limited ("TC India") for INR 50 ($0.93) per share in cash, representing aggregate purchase consideration of INR 8,174 million (approximately $150). The transaction is expected to close in the third quarter of 2012, subject to approval by Thomas Cook shareholders and the receipt of customary Indian regulatory approvals. In accordance with securities regulations in India, the company was required to make a tender offer to purchase the shares of the minority shareholders of TC India and to place in trust cash equal to the maximum amount payable under the tender offer ($65) which closed on July 25, 2012. The removal of the restrictions on the unutilized cash remaining in trust following the completion of the tender offer is expected on September 10, 2012. TC India is the largest integrated travel and travel related financial services company in India offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance.

Acquisition of Brit Insurance Limited

On June 18, 2012, the company announced that its RiverStone runoff subsidiary had entered into an agreement with Brit Insurance Holdings Limited to purchase all the outstanding shares of Brit Insurance Limited ("BIL") for aggregate estimated purchase consideration of $498, comprised of a cash payment of $330 and a promissory note with a principal amount of $168 issued by the company's UK runoff holding company, RiverStone Holdings Limited. The final purchase price is subject to adjustment for certain pre-closing transactions and the promissory note may be reduced by the amount of any dividends that BIL may pay prior to the acquisition date. At March 31, 2012, BIL had an estimated net book value of approximately $530, including net reserves, and cash and invested assets, of approximately $1.3 billion and $1.9 billion respectively. The transaction is expected to close in the fourth quarter of 2012, subject to customary regulatory approvals. BIL is located in London, England and wrote UK domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012.

Six months ended June 30, 2012
Additional investment in Thai Reinsurance Public Company Limited
On March 19, 2012, the company increased its ownership of the common shares of Thai Reinsurance Public Company Limited (“Thai Re”), from 2.0% to 23.2% through participation in a Thai Re rights offering and in a private placement of newly issued common shares, wherein it paid aggregate cash purchase consideration of $77.0 (2.4 billion Thai Baht) for its increased shareholding. Accordingly, on March 19, 2012, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

Acquisition of Prime Restaurants Inc.
On January 10, 2012, the company completed the acquisition of 100% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for a cash payment per share of $7.46 (Cdn$7.50 per common and restricted share plus funding of a special dividend of Cdn$0.08 payment made by Prime Restaurants to its common shareholders), representing an aggregate cash purchase consideration of $68.5 (Cdn$69.6). Subsequent to the acquisition, certain key executives of Prime Restaurants invested a portion of the proceeds each received from the transaction (an aggregate amount of $11.8 (Cdn$11.9)) into common shares of that company, reducing Fairfax's net cash outflow to $56.7 (Cdn$57.7) and its ownership from 100% to 81.7%. The assets and liabilities and results of operations of Prime Restaurants are included in the company's financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada. The preliminary determination of the identifiable assets acquired and liabilities assumed in connection with the acquisition of Prime Restaurants is summarized in the table below.

Prime Restaurants
Acquisition date	January 10, 2012
Percentage of common shares acquired	81.7%
Assets:
Subsidiary cash and cash equivalents	5.3
Deferred income taxes	6.9
Goodwill and intangible assets	63.4
Other assets	8.7
84.3
Liabilities:
Subsidiary indebtedness	3.1
Accounts payable and accrued liabilities	12.0
15.1
Non-controlling interests	12.5
Net assets acquired	56.7
84.3
Six months ended June 30, 2011
Acquisition of The Pacific Insurance Berhad
On March 24, 2011, the company completed the acquisition of all of the outstanding common shares of The Pacific Insurance Berhad (“Pacific Insurance”) for aggregate cash purchase consideration of $71.5 (216.5 million Malaysian ringgit). The assets and liabilities and results of operations of Pacific Insurance are included in the company's financial reporting in the Insurance - Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. Identifiable assets acquired and liabilities assumed in connection with the acquisition of Pacific Insurance are summarized in the table below.

Acquisition of First Mercury Financial Corporation
On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) for $16.50 per common share in cash, representing an aggregate purchase consideration of $294.3. The assets and liabilities and results of operations of First Mercury have been included in the company's financial reporting in the Insurance - U.S. reporting segment. First Mercury underwrites insurance products and services primarily to specialty commercial insurance markets, focusing on niche and underserved segments. The identifiable assets acquired and liabilities assumed are summarized in the table below.

	Pacific Insurance	First Mercury
Acquisition date	March 24, 2011	February 9, 2011
Percentage of common shares acquired	100%	100%
Assets:
Insurance contract receivables	7.3	46.9
Portfolio investments(1)	80.2	822.3
Recoverable from reinsurers	26.1	377.4
Deferred income taxes	0.1	9.2
Intangible assets	—	54.7
Goodwill	25.5	79.5
Other assets	10.9	68.9
	150.1	1,458.9
Liabilities:
Subsidiary indebtedness(2)	—	29.7
Accounts payable and accrued liabilities	9.5	73.8
Short sale and derivative obligations	—	2.9
Funds withheld payable to reinsurers	—	83.8
Insurance contract liabilities	69.1	907.4
Long term debt	—	67.0
	78.6	1,164.6
Net assets acquired	71.5	294.3
	150.1	1,458.9

(1)	Included in the carrying value of the acquired portfolio investments of Pacific Insurance and First Mercury were $22.0 and $650.1, respectively, of subsidiary cash and cash equivalents.

(2)	Subsequent to the acquisition, First Mercury repaid its subsidiary indebtedness for cash consideration of $29.7.

Cunningham Lindsey Group Limited
On January 4, 2011, the company's associate CLGL acquired the U.S. operations of GAB Robins North America, Inc., a provider of loss adjusting and claims management services.

16.	Financial Risk Management

Overview
The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at June 30, 2012, compared to those identified at December 31, 2011, and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2011, except as discussed below.
Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at June 30, 2012, compared to December 31, 2011. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2012, for underwriting results by operating segment.
Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at June 30, 2012, compared to December 31, 2011.

Investments in Debt Instruments
The company's risk management strategy for debt instruments is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.
The composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	June 30, 2012		December 31, 2011
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,240.0	21.3	2,955.5	25.1
AA/Aa	4,822.2	45.9	5,408.0	45.9
A/A	1,944.1	18.5	1,822.6	15.5
BBB/Baa	388.1	3.7	349.3	3.0
BB/Ba	46.4	0.4	75.5	0.6
B/B	206.9	2.0	125.6	1.1
Lower than B/B and unrated	857.5	8.2	1,034.4	8.8
Total	10,505.2	100.0	11,770.9	100.0
Counterparties to Derivative Contracts
Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.
Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts:

	June 30, 2012	December 31, 2011
Total derivative assets(1)	315.7	389.2
Impact of net settlement arrangements	(126.0)	(101.0)
Fair value of collateral deposited for the benefit of the company(2)	(135.3)	(141.6)
Excess collateral pledged by the company in favour of counterparties	2.1	129.7
Initial margin not held in segregated third party custodian accounts	86.6	80.6
Net derivative counterparty exposure after net settlement and collateral arrangements	143.1	356.9

(1)	Excludes exchange traded instruments comprised principally of equity and credit warrants which are not subject to counterparty risk.

(2)	Net of $72.7 ($65.7 at December 31, 2011) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at June 30, 2012, consisted of cash of $46.8 ($50.5 at December 31, 2011) and government securities of $161.2 ($156.8 at December 31, 2011) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities on the consolidated balance sheets. The company had not exercised its right to sell or repledge collateral at June 30, 2012. The net derivative counterparty exposure, after net settlement and collateral arrangements, related principally to the aggregation of balances due from counterparties that were lower than certain minimum thresholds which would require that collateral be deposited for the benefit of the company.

Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at June 30, 2012, to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a process to regularly assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on for amounts that remain unpaid beyond contractually specified time periods on an individual reinsurer basis.
Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company's policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed on an ongoing basis at both the holding company and subsidiary company level to ensure that future cash needs are met or exceeded by cash flows generated from the ongoing operations.
The liquidity requirements of the holding company principally relate to interest and corporate overhead expenses, preferred share dividends, income tax payments and certain derivative obligations (described below). The holding company's remaining known significant commitments for 2012 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below).
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, provide adequate liquidity to meet the holding company's remaining known obligations in 2012 and for the foreseeable future. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company may draw upon its $300.0 unsecured revolving credit facility.
The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries). In addition to commitments incurred in the normal course of operations, the insurance and reinsurance subsidiaries and the company's runoff operations will also provide the principal sources of funding required to complete the acquisitions of Brit Insurance Limited and Thomas Cook (India) Limited (as described in note 15).
The company's insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At June 30, 2012, total insurance and reinsurance portfolio investments net of short sale and derivative obligations was $23.2 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, common stocks and limited partnership interests that are relatively illiquid. At June 30, 2012, these asset classes represented approximately 6.8% (6.4% at December 31, 2011) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments.
The insurance and reinsurance subsidiaries and the holding company may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the second quarter and first six months of 2012, the insurance and reinsurance subsidiaries received net cash of $302.5 and paid net cash of $183.5, respectively (paid net cash of $90.9 and $352.4 in the second quarter and first six months of 2011, respectively) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). During the second quarter and first six months of 2012, the holding company received net cash of $115.0 and paid net cash of $97.6, respectively (paid net cash of $11.5 and $59.4 in the second quarter and first six months of 2011, respectively) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. The following is a discussion of the company's primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of the change in interest rates. The company's interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At June 30, 2012, the company's investment portfolio included $10.5 billion of fixed income securities (measured at fair value) which are subject to interest rate risk. There were no significant changes to the company's exposure to interest rate risk or the framework used to monitor, evaluate and manage interest rate risk at June 30, 2012, compared to December 31, 2011.
The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security, with the hypothetical effect on net earnings calculated on an after-tax basis.

	June 30, 2012			December 31, 2011
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	8,747.0	(1,170.2)	(16.7)	9,492.1	(1,536.0)	(19.4)
100 basis point increase	9,616.4	(592.6)	(8.5)	10,597.7	(794.0)	(10.0)
No change	10,505.2	—	—	11,770.9	—	–
100 basis point decrease	11,553.3	698.8	10.0	13,127.7	922.8	11.5
200 basis point decrease	12,838.5	1,555.3	22.2	14,769.9	2,039.6	25.5
Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.
Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The changes to the company's exposure to equity price risk through its equity and equity-related holdings at June 30, 2012, compared to December 31, 2011, are described below.
The company has protected its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equities and the Russell 2000 index, the S&P 500 index and the S&P/TSX 60 index (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equity securities. In the second quarter and first six months of 2012, the company's equity and equity-related holdings after equity hedges produced a net loss of $194.5 (2011 - $0.3) and $179.1 (2011 - net gain of $193.7), respectively. At June 30, 2012, equity hedges with a notional amount of $7,467.0 ($7,135.2 at December 31, 2011) represented 104.2% (104.6% at December 31, 2011) of the company's equity and equity-related holdings of $7,163.2 ($6,822.7 at December 31, 2011). The company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure. This situation may arise due to the timing of opportunities for the company to exit and enter hedges at attractive prices, as a result of a decision by the company to hedge an amount less than the company's full equity exposure or as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that offsetting investments in a hedging strategy will not experience perfectly correlated opposite changes in fair value, creating the potential for gains or losses. The company's risk management objective when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company's hedging program related to equity risk.

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's historical financial position and results of operations as of and for the three and six months ended June 30, 2012 and 2011:

	June 30, 2012		Quarter ended June 30, 2012	Six months ended June 30, 2012	June 30, 2011		Quarter ended June 30, 2011	Six months ended June 30, 2011
	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,012.5	4,012.5	(465.2)	31.5	4,775.3	4,775.3	(100.6)	250.5
Preferred stocks – convertible	434.9	434.9	(30.9)	(16.0)	561.8	561.8	(61.6)	106.4
Bonds – convertible	485.3	485.3	5.0	106.8	633.2	633.2	43.2	116.7
Investments in associates(1)	780.0	589.8	29.8	29.8	653.6	510.8	—	—
Derivatives and other invested assets:
Equity total return swaps – long positions	1,376.2	29.8	(121.7)	102.9	1,187.5	55.8	(5.4)	11.9
Equity warrants	74.3	22.4	(0.9)	(0.9)	36.0	10.5	5.1	17.6
Total equity and equity related holdings	7,163.2	5,574.7	(583.9)	254.1	7,847.4	6,547.4	(119.3)	503.1

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,633.9)	26.7	143.3	12.9	(858.1)	9.5	41.2	(1.0)
Equity index total return swaps – short positions	(5,833.1)	(165.5)	246.1	(446.1)	(5,927.8)	(93.0)	77.8	(308.4)
	(7,467.0)	(138.8)	389.4	(433.2)	(6,785.9)	(83.5)	119.0	(309.4)

Net exposure (short) and financial effects	(303.8)		(194.5)	(179.1)	1,061.5		(0.3)	193.7

(1)	Excludes the company’s investments in Gulf Insurance, ICICI Lombard, Singapore Re, Thai Re and Falcon Thailand which the company considers to be long term strategic holdings.

Risk of Decreasing Price Levels
The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At June 30, 2012, these contracts have a remaining weighted average life of 8.1 years (8.6 years at December 31, 2011), a notional amount of $45,909.9 ($46,518.0 at December 31, 2011) and fair value of $142.2 ($208.2 at December 31, 2011). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract.
During the second quarter and first six months of 2012, the company purchased nil (2011- nil) and nil (2011 - $13,596.7) notional amount of CPI-linked derivative contracts at a cost of nil (2011 - nil) and nil (2011 - $122.6) and recorded net mark-to-market gains of $7.0 (2011 - net mark-to-market losses of $118.0) and net mark-to-market losses of $61.0 (2011 - $285.2) respectively on positions remaining open at the end of the period.
The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement. The company's purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company's risk management program.

Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at June 30, 2012, compared to December 31, 2011.

At June 30, 2012, the company had outstanding Cdn$1,237.5 (Cdn$1,000.0 at December 31, 2011) of stated capital of cumulative five-year rate reset preferred shares. Although not eligible to be designated as a hedge for financial reporting purposes, the company considers a portion of the stated capital of these preferred shares as an additional economic hedge of its net investment in Northbridge, as described in note 7.

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at June 30, 2012, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $11,429.8, compared to $11,427.0 at December 31, 2011. The company manages its capital based on the following financial measurements and ratios:

	June 30, 2012	December 31, 2011
Holding company cash and investments (net of short sale and derivative obligations)	965.8	962.8

Holding company debt	1,994.4	2,080.6
Subsidiary debt	636.4	623.9
Other long term obligations – holding company	316.7	314.0
Total debt	2,947.5	3,018.5
Net debt	1,981.7	2,055.7

Common shareholders’ equity	7,263.5	7,427.9
Preferred stock	1,166.4	934.7
Non-controlling interests	52.4	45.9
Total equity	8,482.3	8,408.5

Net debt/total equity	23.4%	24.4%
Net debt/net total capital(1)	18.9%	19.6%
Total debt/total capital(2)	25.8%	26.4%
Interest coverage(3)	2.1x	1.0x
Interest and preferred share dividend distribution coverage(4)	1.5x	0.7x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

17.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm's length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance
Northbridge - Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries, primarily in the Canadian market and in selected United States and international markets. Effective January 1, 2012, Northbridge combined three of its subsidiaries, Lombard Insurance, Markel Insurance and Commonwealth Insurance, to operate under a single brand, Northbridge Insurance.

U.S. Insurance - This reporting segment is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. Zenith National is primarily engaged in the workers' compensation insurance business in the United States.

Fairfax Asia - Included in the Fairfax Asia reporting segment are the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon), and in Malaysia since March 24, 2011, following the acquisition of Pacific Insurance pursuant to the transaction described in note 15. Fairfax Asia also includes the company's equity accounted interest in Mumbai-based ICICI Lombard (26.0%) and Thailand-based Falcon Thailand (40.5%).

Reinsurance
OdysseyRe - OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd's of London marketplace.
Insurance and Reinsurance - Other
This reporting segment is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re participates in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers through CRC Re and Wentworth. Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. Pursuant to this transaction, Syndicate 3330 transferred to Syndicate 3500 cash and investments of $49.5 and other net assets of $12.7 (primarily comprised of net insurance contract receivables) and Syndicate 3500 assumed $62.2 of the net loss reserves of Syndicate 3300. The company's management does not consider the initial effects of this intercompany transaction in its assessment of the operating results of the Advent and Runoff reporting segments and accordingly, the tables that follow do not give effect to the reinsurance-to-close premiums and incurred losses which would have been ceded by Advent and assumed by Runoff and reflected in their respective standalone statements of earnings. Polish Re is a Polish reinsurance company.

Runoff
The Runoff reporting segment comprises nSpire Re (including the runoff of nSpire Re’s Group Re participation), RiverStone (UK) and the U.S. runoff company formed on the merger of TIG and International Insurance Company combined with Old Lyme, Fairmont, GFIC and Clearwater. The U.K. and international runoff operations of RiverStone (UK) had reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services. As a result of the progress made by RiverStone in managing and reducing the claims reserves of RiverStone (UK), this reinsurance arrangement with nSpire Re was commuted effective January 1, 2012. During the second quarter of 2012, the remaining reinsurance contracts between nSpire Re and other Fairfax affiliates were novated to Wentworth (reported within the Group Re operating segment of the Insurance and Reinsurance - Other reporting segment). The Group Re operating segment received $17.7 of cash and investments as consideration for the assumption of net loss reserves of $17.7. The aforementioned commutation and novations undertaken in connection with the voluntary liquidation of nSpire Re did not have any effect on the consolidated financial reporting of the company. In addition to accepting the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330 as described above, effective January 1, 2012, the company’s runoff Syndicate 3500 received consideration of $9.6 and $5.0 of cash and investments and other net assets, respectively, in exchange for assuming all of the net loss reserves of $14.6 of third party Syndicate 535 and Syndicate 1204.

Other
The Other reporting segment is comprised of Ridley, William Ashley, Sporting Life and Prime Restaurants. Ridley is engaged in the animal nutrition business and operates in the U.S. and Canada. William Ashley (acquired on August 16, 2011) is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life (acquired on December 22, 2011) is a Canadian retailer of sporting goods and sports apparel. Prime Restaurants (acquired on January 10, 2012, pursuant to the transaction described in note 15) franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

Corporate and Other
Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

Pre-tax Income (Loss) by Reporting Segment
An analysis of pre-tax income (loss) by reporting segment for the three and six months ended June 30 is presented below:
Quarter ended June 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	351.3	529.0	108.6	702.4	153.3	1,844.6	—	—	—	—	1,844.6
Intercompany	0.6	2.5	—	3.4	28.7	35.2	—	—	—	(35.2)	—
	351.9	531.5	108.6	705.8	182.0	1,879.8	—	—	—	(35.2)	1,844.6
Net premiums written(1)	289.3	454.2	54.8	620.3	148.3	1,566.9	—	—	—	—	1,566.9
Net premiums earned(1)
External	267.4	437.5	59.3	518.7	89.7	1,372.6	—	—	—	—	1,372.6
Intercompany	(21.5)	1.0	(2.6)	2.5	23.0	2.4	—	—	—	—	2.4
	245.9	438.5	56.7	521.2	112.7	1,375.0	—	—	—	—	1,375.0
Underwriting expenses	(259.7)	(469.2)	(50.4)	(447.3)	(113.6)	(1,340.2)	—	—	—	—	(1,340.2)
Underwriting profit (loss)	(13.8)	(30.7)	6.3	73.9	(0.9)	34.8	—	—	—	—	34.8
Interest income	9.7	14.5	4.3	37.1	4.6	70.2	19.2	—	(7.6)	—	81.8
Dividends	3.9	7.9	1.8	9.3	2.0	24.9	4.1	—	2.8	—	31.8
Investment expenses	(3.5)	(5.7)	(0.6)	(2.3)	(3.8)	(15.9)	(1.9)	—	—	9.1	(8.7)
Interest and dividends	10.1	16.7	5.5	44.1	2.8	79.2	21.4	—	(4.8)	9.1	104.9
Share of profit (loss) of associates	(0.6)	(0.1)	(2.1)	2.1	4.0	3.3	0.3	—	5.3	—	8.9
Other
Revenue	—	—	—	—	—	—	4.4	178.6	9.1	(9.1)	183.0
Expenses	—	—	—	—	—	—	(19.1)	(178.6)	—	—	(197.7)
	—	—	—	—	—	—	(14.7)	—	9.1	(9.1)	(14.7)
Operating income (loss) before:	(4.3)	(14.1)	9.7	120.1	5.9	117.3	7.0	—	9.6	—	133.9
Net gains (losses) on investments	(30.2)	42.0	(1.8)	4.8	(19.4)	(4.6)	71.9	—	4.2	—	71.5
Loss on repurchase of long term debt	—	(0.8)	—	—	—	(0.8)	—	—	—	—	(0.8)
Interest expense	—	(1.5)	—	(7.0)	(1.1)	(9.6)	(2.3)	(0.1)	(39.6)	—	(51.6)
Corporate overhead and other	(1.6)	(4.2)	—	(6.8)	—	(12.6)	—	—	(26.6)	—	(39.2)
Pre-tax income (loss)	(36.1)	21.4	7.9	111.1	(14.6)	89.7	76.6	(0.1)	(52.4)	—	113.8
Income taxes											(18.3)
Net earnings											95.5

Attributable to:
Shareholders of Fairfax											95.0
Non-controlling interests											0.5
											95.5

(1)	Excludes $0.6, $0.1 and $4.4 of Runoff's gross premiums written, returned net premiums written and net premiums earned, respectively.

Quarter ended June 30, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	405.2	443.1	107.1	511.6	150.3	1,617.3	—	—	—	—	1,617.3
Intercompany	0.8	0.3	(0.3)	3.3	24.3	28.4	—	—	—	(28.2)	0.2
	406.0	443.4	106.8	514.9	174.6	1,645.7	—	—	—	(28.2)	1,617.5
Net premiums written(1)	336.8	375.7	52.2	459.7	146.4	1,370.8	—	—	—	—	1,370.8
Net premiums earned(1)
External	294.0	370.6	56.1	465.8	94.4	1,280.9	—	—	—	—	1,280.9
Intercompany	(22.4)	(3.3)	(2.3)	2.9	25.1	—	—	—	—	—	—
	271.6	367.3	53.8	468.7	119.5	1,280.9	—	—	—	—	1,280.9
Underwriting expenses	(283.2)	(410.8)	(45.7)	(436.5)	(110.8)	(1,287.0)	—	—	—	—	(1,287.0)
Underwriting profit (loss)	(11.6)	(43.5)	8.1	32.2	8.7	(6.1)	—	—	—	—	(6.1)
Interest income	24.4	30.1	4.3	66.5	13.2	138.5	29.4	—	(2.4)	—	165.5
Dividends	7.1	9.1	2.3	11.3	0.3	30.1	1.9	—	2.6	—	34.6
Investment expenses	(2.5)	(6.0)	(0.8)	(9.8)	(1.3)	(20.4)	(5.6)	—	(0.6)	21.6	(5.0)
Interest and dividends	29.0	33.2	5.8	68.0	12.2	148.2	25.7	—	(0.4)	21.6	195.1
Share of profit (loss) of associates	(0.6)	0.6	0.9	3.1	0.1	4.1	(0.1)	—	6.9	—	10.9
Other
Revenue	—	—	—	—	—	—	1.7	146.8	21.6	(21.6)	148.5
Expenses	—	—	—	—	—	—	(28.1)	(144.8)	—	—	(172.9)
	—	—	—	—	—	—	(26.4)	2.0	21.6	(21.6)	(24.4)
Operating income (loss) before:	16.8	(9.7)	14.8	103.3	21.0	146.2	(0.8)	2.0	28.1	—	175.5
Net gains (losses) on investments	(171.6)	106.5	1.0	(10.9)	6.0	(69.0)	145.7	—	42.9	—	119.6
Loss on repurchase of long term debt(2)	—	(56.5)	—	(6.1)	—	(62.6)	—	—	(41.6)	—	(104.2)
Interest expense	—	(5.9)	—	(7.1)	(1.1)	(14.1)	(2.2)	(0.1)	(38.6)	—	(55.0)
Corporate overhead and other	(25.8)	(7.2)	(1.0)	(3.5)	(0.1)	(37.6)	—	—	(30.3)	—	(67.9)
Pre-tax income (loss)	(180.6)	27.2	14.8	75.7	25.8	(37.1)	142.7	1.9	(39.5)	—	68.0
Income taxes											15.6
Net earnings											83.6

Attributable to:
Shareholders of Fairfax											83.3
Non-controlling interests											0.3
											83.6

(1)	Excludes $0.6, $0.7 and $1.7 of Runoff's returned gross premiums written, returned net premiums written and net premiums earned, respectively.

(2)
Loss on repurchase of long term debt of $104.2 relating to the repurchase of Crum & Foster, OdysseyRe and Fairfax unsecured senior notes is included in other expenses in the consolidated statement of earnings.

Six months ended June 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	610.8	1,160.4	240.4	1,301.9	339.3	3,652.8	—	—	—	—	3,652.8
Intercompany	1.4	2.1	0.3	6.9	48.6	59.3	—	—	—	(59.3)	—
	612.2	1,162.5	240.7	1,308.8	387.9	3,712.1	—	—	—	(59.3)	3,652.8
Net premiums written(1)	490.9	1,018.2	127.6	1,146.2	305.6	3,088.5	—	—	—	—	3,088.5
Net premiums earned(1)
External	541.1	853.8	114.9	1,002.1	195.3	2,707.2	—	—	—	—	2,707.2
Intercompany	(43.2)	3.2	(4.8)	6.1	44.7	6.0	—	—	—	—	6.0
	497.9	857.0	110.1	1,008.2	240.0	2,713.2	—	—	—	—	2,713.2
Underwriting expenses	(521.4)	(926.2)	(99.6)	(870.6)	(243.1)	(2,660.9)	—	—	—	—	(2,660.9)
Underwriting profit (loss)	(23.5)	(69.2)	10.5	137.6	(3.1)	52.3	—	—	—	—	52.3
Interest income	26.0	33.9	8.8	82.5	15.0	166.2	41.7	—	(15.7)	—	192.2
Dividends	8.8	13.0	3.0	17.7	3.7	46.2	6.6	—	3.6	—	56.4
Investment expenses	(6.2)	(10.9)	(1.1)	(12.4)	(5.3)	(35.9)	(5.2)	—	(1.4)	28.4	(14.1)
Interest and dividends	28.6	36.0	10.7	87.8	13.4	176.5	43.1	—	(13.5)	28.4	234.5
Share of profit (loss) of associates	(3.3)	(4.8)	0.6	(12.4)	11.8	(8.1)	1.5	—	6.8	—	0.2
Other
Revenue	—	—	—	—	—	—	5.7	383.6	28.4	(28.4)	389.3
Expenses	—	—	—	—	—	—	(40.4)	(377.8)	—	—	(418.2)
	—	—	—	—	—	—	(34.7)	5.8	28.4	(28.4)	(28.9)
Operating income (loss) before:	1.8	(38.0)	21.8	213.0	22.1	220.7	9.9	5.8	21.7	—	258.1
Net gains (losses) on investments	(112.1)	63.1	(2.7)	66.0	0.9	15.2	123.0	—	(107.6)	—	30.6
Loss on repurchase of long term debt	—	(0.8)	—	—	—	(0.8)	—	—	—	—	(0.8)
Interest expense	—	(3.0)	—	(13.9)	(2.3)	(19.2)	(4.6)	(0.2)	(80.5)	—	(104.5)
Corporate overhead and other	(3.3)	(10.9)	—	(9.5)	(0.2)	(23.9)	—	—	(48.0)	—	(71.9)
Pre-tax income (loss)	(113.6)	10.4	19.1	255.6	20.5	192.0	128.3	5.6	(214.4)	—	111.5
Income taxes											(15.9)
Net earnings											95.6

Attributable to:
Shareholders of Fairfax											93.7
Non-controlling interests											1.9
											95.6

(1)	Excludes nil, $0.1 and $5.7 of Runoff's gross premiums written, returned net premiums written and net premiums earned, respectively.

Six months ended June 30, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	681.1	950.4	217.6	1,108.8	350.5	3,308.4	—	—	—	—	3,308.4
Intercompany	1.5	0.3	0.9	6.8	8.0	17.5	—	—	—	(17.3)	0.2
	682.6	950.7	218.5	1,115.6	358.5	3,325.9	—	—	—	(17.3)	3,308.6
Net premiums written(1)	595.2	826.4	113.5	969.6	265.8	2,770.5	—	—	—	—	2,770.5
Net premiums earned(1)
External	583.7	712.3	98.3	914.4	199.0	2,507.7	—	—	—	—	2,507.7
Intercompany	(44.1)	(5.4)	(3.3)	6.2	46.6	—	—	—	—	—	—
	539.6	706.9	95.0	920.6	245.6	2,507.7	—	—	—	—	2,507.7
Underwriting expenses	(560.8)	(786.0)	(81.1)	(1,115.7)	(320.4)	(2,864.0)	—	—	—	—	(2,864.0)
Underwriting profit (loss)	(21.2)	(79.1)	13.9	(195.1)	(74.8)	(356.3)	—	—	—	—	(356.3)
Interest income	48.2	55.8	7.6	124.1	26.3	262.0	56.3	—	(2.1)	—	316.2
Dividends	14.3	16.2	3.3	22.3	0.8	56.9	5.3	—	5.8	—	68.0
Investment expenses	(5.8)	(12.0)	(1.1)	(28.2)	(2.8)	(49.9)	(6.7)	—	(1.9)	47.9	(10.6)
Interest and dividends	56.7	60.0	9.8	118.2	24.3	269.0	54.9	—	1.8	47.9	373.6
Share of profit (loss) of associates	0.8	1.1	(12.6)	5.0	(1.0)	(6.7)	1.9	—	9.1	—	4.3
Other
Revenue	—	—	—	—	—	—	123.6	301.2	47.9	(47.9)	424.8
Expenses	—	—	—	—	—	—	(175.3)	(293.4)	—	—	(468.7)
	—	—	—	—	—	—	(51.7)	7.8	47.9	(47.9)	(43.9)
Operating income (loss) before:	36.3	(18.0)	11.1	(71.9)	(51.5)	(94.0)	5.1	7.8	58.8	—	(22.3)
Net gains (losses) on investments	(173.3)	20.6	(1.5)	(37.8)	(4.3)	(196.3)	188.0	—	26.4	—	18.1
Loss on repurchase of long term debt(2)	—	(56.5)	—	(6.1)	—	(62.6)	—	—	(41.6)	—	(104.2)
Interest expense	—	(14.7)	—	(14.8)	(2.2)	(31.7)	(4.3)	(0.5)	(71.7)	—	(108.2)
Corporate overhead and other	(27.8)	(12.5)	(2.6)	(8.3)	(0.2)	(51.4)	—	—	(60.1)	—	(111.5)
Pre-tax income (loss)	(164.8)	(81.1)	7.0	(138.9)	(58.2)	(436.0)	188.8	7.3	(88.2)	—	(328.1)
Income taxes											172.2
Net earnings (loss)											(155.9)

Attributable to:
Shareholders of Fairfax											(157.3)
Non-controlling interests											1.4
											(155.9)

(1)	Excludes $118.7, $118.8 and $123.6 of Runoff's gross premiums written, net premiums written and net premiums earned, respectively.

(2)
Loss on repurchase of long term debt of $104.2 relating to the repurchase of Crum & Foster, OdysseyRe and Fairfax unsecured senior notes is included in other expenses in the consolidated statement of earnings.

A reconciliation of total revenue of the reporting segments to the company's consolidated revenue for the three and six months ended June 30 is shown below:

	Second quarter		First six months
	2012	2011	2012	2011
Revenue of reporting segments:
Net premiums earned	1,375.0	1,280.9	2,713.2	2,507.7
Interest and dividends	104.9	195.1	234.5	373.6
Share of profit of associates	8.9	10.9	0.2	4.3
Net gains on investments	71.5	119.6	30.6	18.1
Other revenue per reportable segment	183.0	148.5	389.3	424.8
Total consolidated revenues	1,743.3	1,755.0	3,367.8	3,328.5

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and six months ended June 30 are comprised of the following:

	Second quarter		First six months
	2012	2011	2012	2011
Losses and loss adjustment expenses	865.6	827.6	1,713.3	2,078.7
Salaries and employee benefit expenses	229.4	233.7	460.9	452.6
Other reporting segment cost of inventories	126.8	113.8	270.8	229.6
Audit, legal and tax professional fees	31.3	35.8	63.2	74.8
Premium taxes	23.4	22.8	47.5	45.4
Restructuring costs	—	16.0	0.1	18.1
Depreciation, amortization and impairment charges	15.1	13.3	31.7	27.5
Operating lease costs	16.4	14.4	33.2	28.9
Loss on repurchase of long term debt	0.8	104.2	0.8	104.2
Information technology costs	16.1	21.9	32.6	30.1
Other	35.4	34.2	74.0	77.4
	1,360.3	1,437.7	2,728.1	3,167.3

19.	Supplementary Cash Flow Information
Cash and cash equivalents are included in the consolidated balance sheets as follows:

	June 30, 2012	December 31, 2011
Holding company cash and investments:
Cash and balances with banks	33.7	39.6
Treasury bills and other eligible bills	20.2	3.9
	53.9	43.5

Cash and balances with banks – restricted(1)	75.3	—
Treasury bills and other eligible bills – restricted(1)	—	—
	75.3	—
	129.2	43.5
Holding company cash and investments for short sale and derivative obligations:
Treasury bills and other eligible bills	9.8	—

Subsidiary cash and short term investments:
Cash and balances with banks	1,018.6	908.3
Treasury bills and other eligible bills	1,996.7	952.0
	3,015.3	1,860.3
Cash and balances with banks – restricted(1)	38.0	48.3
Treasury bills and other eligible bills – restricted(1)	147.5	86.4
	185.5	134.7
	3,200.8	1,995.0

Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	1.0	6.2
	3,340.8	2,044.7

(1)	Cash and cash equivalents as presented in the consolidated statements of cash flows excludes restricted balances of $260.8 and $134.7 at June 30, 2012 and December 31, 2011, respectively.

Details of certain cash flows included in the consolidated statements of cash flows for the three and six months ended June 30 are as follows:

	Second quarter		First six months
	2012	2011	2012	2011
(a) Changes in operating assets and liabilities
Net increase in restricted cash and cash equivalents	(52.0)	(40.5)	(61.0)	(49.4)
Provision for losses and loss adjustment expenses	(108.7)	(149.2)	(192.7)	88.1
Provision for unearned premiums	195.2	66.4	411.5	286.3
Insurance contract receivables	(90.1)	(40.9)	(320.7)	(245.2)
Recoverable from reinsurers	32.0	53.4	(32.8)	(4.4)
Other receivables	46.5	(23.1)	3.4	(24.4)
Funds withheld payable to reinsurers	9.3	(3.6)	24.5	0.3
Accounts payable and accrued liabilities	26.4	17.2	27.5	55.1
Income taxes payable	(21.7)	(13.2)	15.6	(22.5)
Other	(37.2)	27.3	(107.6)	21.1
	(0.3)	(106.2)	(232.3)	105.0

(b) Net interest received
Interest received	99.5	183.5	228.5	325.0
Interest paid	(69.3)	(72.5)	(95.3)	(99.0)
	30.2	111.0	133.2	226.0

(c) Net income taxes paid	(25.9)	(7.3)	(56.8)	(15.7)

(d) Dividends received	33.7	21.5	42.5	34.7

(e) Dividends paid
Common share dividends paid	—	—	(205.8)	(205.9)
Preferred share dividends paid	(15.7)	(13.3)	(28.5)	(26.5)
Dividends paid to non-controlling interests	(6.7)	—	(6.7)	—
	(22.4)	(13.3)	(241.0)	(232.4)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of July 26, 2012)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three and six months ended June 30, 2012, and the notes to the MD&A contained in the company's 2011 Annual Report.

(2)
The combined ratio is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(3)
Interest and dividends in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS and is comprised of the sum of interest and dividends and share of profit (loss) of associates.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expenses" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(6)	References in this MD&A to Fairfax's insurance and reinsurance operations do not include Fairfax's runoff operations.

Business Developments

Acquisitions

Subsequent to June 30, 2012

Acquisition of Thomas Cook (India) Limited

On May 21, 2012, the company announced that it had entered into an agreement with Thomas Cook Group plc ("Thomas Cook") of the United Kingdom to purchase its 77% interest in Thomas Cook (India) Limited ("TC India") for INR 50 ($0.93) per share in cash, representing aggregate purchase consideration of INR 8,174 million (approximately $150). The transaction is expected to close in the third quarter of 2012, subject to the approval by Thomas Cook shareholders and the receipt of customary Indian regulatory approvals. TC India is the largest integrated travel and travel related financial services company in India offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance.

Acquisition of Brit Insurance Limited

On June 18, 2012, the company announced that its RiverStone runoff subsidiary had entered into an agreement with Brit Insurance Holdings Limited to purchase all the outstanding shares of Brit Insurance Limited ("BIL") for aggregate estimated purchase consideration of $498, comprised of a cash payment of $330 and a promissory note with a principal amount of $168 issued by the company's UK runoff holding company, RiverStone Holdings Limited. The final purchase price is subject to adjustment for certain pre-closing transactions and the promissory note may be reduced by the amount of any dividends that BIL may pay prior to the acquisition date. At March 31, 2012, BIL had an estimated net book value of approximately $530, including net reserves, and cash and invested assets, of approximately $1.3 billion and $1.9 billion, respectively. The transaction is expected to close in the fourth quarter of 2012, subject to customary regulatory approvals. BIL is located in London, England and wrote UK domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012.

Six months ended June 30, 2012
On March 19, 2012, the company completed the acquisition of 21.2% of the issued and outstanding shares of Thai Reinsurance Public Company Limited (“Thai Re”), for aggregate cash consideration of approximately $77.0, increasing the company’s ownership interest to 23.2%. Subsequent to making its investment, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

On January 10, 2012, the company completed the acquisition of 81.7% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for aggregate net cash consideration of $56.7 (Cdn$57.7 million). The assets and liabilities and results of operations of Prime Restaurants since acquisition were consolidated within the company's financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

Year ended December 31, 2011

On December 22, 2011, the company completed the acquisition of 75.0% of the outstanding common shares of Sporting Life Inc. (“Sporting Life”). Sporting Life is a Canadian retailer of sporting goods and sports apparel. The results of operations of Sporting Life since acquisition are included in the Other reporting segment.

On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses currently carried on by William Ashley China Corporation and its affiliates (“William Ashley”). William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. The results of operations of William Ashley since acquisition are included in the Other reporting segment.

On March 24, 2011, the company completed the acquisition of The Pacific Insurance Berhad (“Pacific Insurance”). Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The results of operations of Pacific Insurance since acquisition are included in the Insurance - Fairfax Asia reporting segment.

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) including Valiant Insurance Group (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury. First Mercury underwrites specialty insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. The results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. As of July 1, 2011, the company has presented the results of operations of Valiant Insurance (total equity of $36.6 at June 30, 2012) in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three and six months ended June 30, are shown in the table that follows (Other revenue comprises the revenue earned by Ridley Inc. (“Ridley”), William Ashley, Sporting Life and Prime Restaurants).

	Second quarter		First six months
	2012	2011	2012	2011
Net premiums earned
Insurance - Canada (Northbridge)	245.9	271.6	497.9	539.6
- U.S. (Crum & Forster and Zenith National)	438.5	367.3	857.0	706.9
- Asia (Fairfax Asia)	56.7	53.8	110.1	95.0
Reinsurance - OdysseyRe	521.2	468.7	1,008.2	920.6
Insurance and Reinsurance - Other	112.7	119.5	240.0	245.6
Runoff	4.4	1.7	5.7	123.6
	1,379.4	1,282.6	2,718.9	2,631.3
Interest and dividends	113.8	206.0	234.7	377.9
Net gains on investments	71.5	119.6	30.6	18.1
Other revenue	178.6	146.8	383.6	301.2
	1,743.3	1,755.0	3,367.8	3,328.5

Revenue in the second quarter of 2012 of $1,743.3 decreased modestly from revenue of $1,755.0 in the second quarter of 2011, reflecting lower interest and dividend income earned and decreased net gains on investments, partially offset by growth in net premiums earned by the company’s insurance and reinsurance operations and increased other revenue. Revenue of $3,367.8 in the first six months of 2012 increased from $3,328.5 in the first six months of 2011, reflecting growth in net premiums earned by the company’s insurance and reinsurance operations, increased other revenue and increased net gains on investments, partially offset by decreased net premiums earned by Runoff and lower interest and dividend income earned.

The growth in net premiums earned by the company’s insurance and reinsurance operations of 7.3% in the second quarter of 2012 relative to the second quarter of 2011, was principally as a result of the year-over-year increases in net premiums earned by OdysseyRe ($52.5, 11.2%), Crum & Forster ($47.7, 19.3%), Zenith National ($23.5, 19.6%), and Fairfax Asia ($2.9, 5.4%), partially offset by decreases in net premiums earned by Northbridge

($25.7, 9.5% including the unfavourable effect of foreign currency translation) and Insurance and Reinsurance – Other ($6.8, 5.7%). The growth in net premiums earned by the company’s insurance and reinsurance operations of 8.2% in the first six months of 2012 relative to the first six months of 2011, was principally as a result of the year-over-year impact of the consolidation of the net premiums earned by First Mercury and Pacific Insurance (net increases year-over-year of $61.5 and $12.6, respectively) and the year-over-year increases in net premiums earned by OdysseyRe ($87.6, 9.5%), Crum & Forster ($42.3, 11.0% excluding the impact of the consolidation of First Mercury), Zenith National ($46.3, 19.8%) and Fairfax Asia ($2.5, 2.9% excluding the impact of the consolidation of Pacific Insurance), partially offset by decreases in net premiums earned by Northbridge ($41.7, 7.7% including the unfavourable effect of foreign currency translation) and Insurance and Reinsurance – Other ($5.6, 2.3%). Net premiums earned by Runoff in the first six months of 2011 included $119.6 of non-recurring premiums received in connection with the reinsurance-to-close of Syndicate 376.

The year-over-year decreases in interest and dividend income and changes in net gains on investments in the second quarter and first six months of 2012, is described below.

Other revenue in the second quarter of 2012 of $178.6 (2011 –$146.8) principally represented the revenue of Ridley of $148.7 (2011 – $146.8) with the remainder of the other revenue of $29.9 (2011 – nil) related to William Ashley, Sporting Life and Prime Restaurants. Other revenue in the first six months of 2012 of $383.6 (2011 – $301.2) principally represented the revenue of Ridley of $316.0 (2011 – $301.2) with the remainder of the other revenue of $67.6 (2011 – nil) related to William Ashley, Sporting Life and Prime Restaurants.

Despite the ongoing challenging market conditions within the global insurance and reinsurance industry, including continued price competition (especially in casualty lines), excess capacity and the impact of the weak economy on insured customers, the company’s insurance and reinsurance operations achieved growth in gross premiums written and net premiums written in the three and six months ended June 30, 2012 as shown in the following table. Gross premiums written and net premiums written by the company’s insurance and reinsurance operations increased by 14.2% and 14.3%, respectively, in the second quarter of 2012, compared to the second quarter of 2011. Prior to giving effect to the acquisitions of First Mercury and Pacific Insurance, and the non-recurring portfolio transfer of unearned premium from Group Re to Northbridge ($42.3) in the first quarter of 2011, gross premiums written and net premiums written by the company’s insurance and reinsurance operations increased by 7.9% and 8.7%, respectively, in the first six months of 2012, compared to the first six months of 2011.

	Quarter ended June 30, 2012			Quarter ended June 30, 2011
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and reinsurance operations - as reported	1,879.8	1,566.9	1,375.0	1,645.7	1,370.8	1,280.9
Percentage change (year-over-year)	14.2%	14.3%	7.3%

	Six months ended June 30, 2012			Six months ended June 30, 2011
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and reinsurance operations - as reported	3,712.1	3,088.5	2,713.2	3,325.9	2,770.5	2,507.7
First Mercury	(211.3)	(183.2)	(151.1)	(136.8)	(107.0)	(89.6)
Pacific Insurance	(31.9)	(20.4)	(22.2)	(16.0)	(10.3)	(9.6)
Group Re portfolio transfer of unearned premiums	—	—	—	42.3	—	—
Insurance and reinsurance operations - as adjusted	3,468.9	2,884.9	2,539.9	3,215.4	2,653.2	2,408.5
Percentage change (year-over-year)	7.9%	8.7%	5.5%

The tables which follow present net premiums written by the company's insurance and reinsurance operations in the three and six months ended June 30, 2012 and 2011 (“as reported”) and, in order to better compare the first six months results of 2012 and 2011, the same excluding First Mercury and Pacific Insurance which were acquired during the first quarter of 2011, and the non-recurring portfolio transfer of unearned premium from Group Re to Northbridge ($42.3) in the first quarter of 2011 (“as adjusted”). The "as reported" table shows year-over-year increases of net premiums written of 14.3% in the second quarter of 2012. The “as adjusted” table shows year-over-year increases of net premiums written of 8.7% in the first six months of 2012.

Net premiums written - as reported

	Second quarter			First six months
	2012	2011	% change year-over-year	2012	2011	% change year-over-year
Insurance - Canada (Northbridge)	289.3	336.8	(14.1)	490.9	595.2	(17.5)
- U.S. (Crum & Forster and Zenith National)	454.2	375.7	20.9	1,018.2	826.4	23.2
- Asia (Fairfax Asia)	54.8	52.2	5.0	127.6	113.5	12.4
Reinsurance - OdysseyRe	620.3	459.7	34.9	1,146.2	969.6	18.2
Insurance and Reinsurance - Other	148.3	146.4	1.3	305.6	265.8	15.0
Insurance and reinsurance operations	1,566.9	1,370.8	14.3	3,088.5	2,770.5	11.5

Net premiums written - as adjusted

	First six months
	2012	2011	% change year-over-year
Insurance - Canada (Northbridge)	490.9	595.2	(17.5)
- U.S. (Crum & Forster and Zenith National)	835.0	719.4	16.1
- Asia (Fairfax Asia)	107.2	103.2	3.9
Reinsurance - OdysseyRe	1,146.2	969.6	18.2
Insurance and Reinsurance - Other	305.6	265.8	15.0
Insurance and reinsurance operations	2,884.9	2,653.2	8.7

Northbridge’s net premiums written decreased by 14.1% (10.6% in Canadian dollar terms) in the second quarter of 2012 compared to the second quarter of 2011, primarily as a result of decreases in new business and lower retentions of existing business (partially mitigated by modest improvements in pricing), the unfavourable effect of foreign currency translation and the non-renewal, effective from May 1, 2012, of Northbridge's U.S. property line of business (the renewal rights related to this line of business were sold to a wholly-owned subsidiary of OdysseyRe). Net premiums written by U.S. Insurance increased in the second quarter of 2012 by 20.9% on a year-over-year basis comprised of growth of 21.6% and 19.0% at Crum & Forster and Zenith National, respectively. The increase in net premiums written by Crum & Forster reflected growth in its specialty lines of business and workers’ compensation lines of business (principally pricing increases and growth in the payrolls of its insured customers). The increase in net premiums written by Zenith National reflected its ability to write new business and retain existing customers at higher prices within its workers’ compensation line of business. Net premiums written by Fairfax Asia increased by 5.0% in the second quarter of 2012 primarily as a result of increased writings of commercial automobile, marine hull and property lines of business at Pacific Insurance. OdysseyRe’s net premiums written increased by 34.9% in the second quarter of 2012 compared to the second quarter of 2011, primarily as a result of two new property quota share reinsurance contracts with underlying insured risks in Florida and Brazil and from rate increases on property catastrophe (primarily in Japan), crop, medical malpractice and commercial automobile liability lines of business, partially offset by planned decreases in writings of casualty lines of business and lower reinstatement premiums received on a year-over-year basis. Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 1.3% in the second quarter of 2012 compared to the second quarter of 2011, primarily as a result of increased net premiums written by Fairfax Brasil and Group Re, partially offset by lower net premiums written by Advent.

Net premiums written by the company's insurance and reinsurance operations in the first six months of 2012, were primarily affected by the same factors which influenced net premiums written in the second quarter of 2012. Consolidated gross premiums written, net premiums written and net premiums earned in the first six months of 2011 also included $119.6 of non-recurring reinsurance-to-close premiums received by Runoff in connection with Syndicate 376.

Consolidated interest and dividend income of $104.9 in the second quarter of 2012 decreased by 46.2% from $195.1 in the second quarter of 2011, primarily as a result of sales during 2011 and 2012 of higher yielding government bonds (principally U.S. and U.K. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks. The decrease was also caused by a year-over-year increase in total return swap expenses ($46.6 in the second quarter of 2012 compared to $19.5 in the second quarter of 2011) primarily attributable to the timing of dividends payable (described below) and additional short positions effected through equity total return swaps in the latter part of 2011. Consolidated interest and dividend income of $234.5 in the first six months of 2012 decreased by 37.2% from $373.6 in the first six months of 2011, primarily as a result of the same factors which decreased interest and dividend income in the second quarter of 2012. Total return swap expenses was $86.2 in the first six months of 2012 compared to $45.6 in the first six months of 2011. Approximately $19.9 of the increase in total return swap expenses in the second quarter and first six months of 2012 related to the timing of the declaration date of the dividend on the security underlying a significant proportion of the company's short total return swaps (iShares Russell 2000 Index). In 2011, this dividend was payable in July, whereas in 2012, this dividend was payable in June.

The share of profit of associates was $8.9 in the second quarter of 2012 compared to the share of profit of associates of $10.9 in the second quarter of 2011. The share of profit of associates of $0.2 in the first six months of 2012, included $18.8 related to the company’s share of Fibrek’s net loss (principally comprised of an impairment charge) compared to the share of profit of associates of $4.3 in the first six months of 2011, which included $13.5 related to the company’s share of ICICI Lombard’s net loss (principally comprised of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool).

Net gains on investments of $71.5 and $30.6 in the second quarter and first six months of 2012, respectively ($119.6 and $18.1 in the second quarter and first six months of 2011, respectively) were comprised as shown in the following table:

	Second quarter		First six months
	2012	2011	2012	2011
Common stocks	(465.2)	(100.6)	31.5	250.5
Preferred stocks - convertible	(30.9)	(61.6)	(16.0)	106.4
Bonds - convertible	5.0	43.2	106.8	116.7
Gain on disposition of associate	29.8	—	29.8	—
Other equity derivatives	(122.6)	(0.3)	102.0	29.5
Equity and equity-related holdings	(583.9)	(119.3)	254.1	503.1
Equity hedges	389.4	119.0	(433.2)	(309.4)
Equity and equity-related holdings after equity hedges	(194.5)	(0.3)	(179.1)	193.7
Bonds	282.2	260.3	314.8	120.0
Preferred stocks	(1.4)	(0.2)	—	(0.4)
CPI-linked derivatives	7.0	(118.0)	(61.0)	(285.2)
Other derivatives	4.5	(14.3)	1.5	(12.7)
Foreign currency	(26.1)	(7.4)	(47.0)	3.1
Other	(0.2)	(0.5)	1.4	(0.4)
Net gains (losses) on investments	71.5	119.6	30.6	18.1

Net gains (losses) on bonds is comprised as follows:
Government bonds	223.3	2.4	37.2	(135.5)
U.S. states and municipalities	72.3	262.2	245.9	273.5
Corporate and other	(13.4)	(4.3)	31.7	(18.0)
	282.2	260.3	314.8	120.0

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index and certain individual equity securities. The company's equity and equity-related holdings after hedges produced a net loss of $194.5 in the second quarter of 2012 (2011 - $0.3) and a net loss of $179.1 in the first six months of 2012 (2011 - net gain of $193.7). At June 30, 2012, equity hedges represented 104.2% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,163.2 ($6,822.7 at December 31, 2011). Refer to note 16 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s interim consolidated financial statements for the three and six months ended June 30, 2012, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk and to the tabular analysis in the Investment section in this MD&A for further details about the components of net gains (losses) on investments.

Net gains on bonds of $282.2 and $314.8 in the second quarter and first six months of 2012 were primarily comprised of net mark-to-market gains on government bonds and bonds issued by U.S. states and municipalities (primarily as a result of the effect of decreasing interest rates during the second quarter and first six months of 2012). The company’s investment in CPI-linked derivative contracts produced an unrealized loss of $61.0 in first six months of 2012 (2011 – $285.2), primarily as a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for its runoff operations, as well as the earnings contributions from the Other reporting segment for the three and six months ended June 30, 2012 and 2011. In that table, interest and dividends and net gains (losses) on investments in the interim consolidated statements of earnings are broken out separately as they relate to the insurance and reinsurance operating results, and are included in Runoff and Corporate overhead and other as they relate to these segments.

	Second quarter		First six months
Combined ratios	2012	2011	2012	2011
Insurance - Canada (Northbridge)	105.6%	104.3%	104.7%	103.9%
- U.S. (Crum & Forster and Zenith National)	107.0%	111.8%	108.1%	111.2%
- Asia (Fairfax Asia)	88.8%	85.0%	90.4%	85.4%
Reinsurance - OdysseyRe	85.8%	93.1%	86.4%	121.2%
Reinsurance and Insurance - Other	100.9%	92.7%	101.3%	130.5%
Consolidated	97.5%	100.5%	98.1%	114.2%

Sources of net earnings
Underwriting
Insurance - Canada (Northbridge)	(13.8)	(11.6)	(23.5)	(21.2)
- U.S. (Crum & Forster and Zenith National)	(30.7)	(43.5)	(69.2)	(79.1)
- Asia (Fairfax Asia)	6.3	8.1	10.5	13.9
Reinsurance - OdysseyRe	73.9	32.2	137.6	(195.1)
Reinsurance and Insurance - Other	(0.9)	8.7	(3.1)	(74.8)
Underwriting profit (loss)	34.8	(6.1)	52.3	(356.3)
Interest and dividends - insurance and reinsurance	82.5	152.3	168.4	262.3
Operating income (loss)	117.3	146.2	220.7	(94.0)
Net gains (losses) on investments - insurance and reinsurance	(4.6)	(69.0)	15.2	(196.3)
Loss on repurchase of long term debt	(0.8)	(104.2)	(0.8)	(104.2)
Runoff	78.9	144.9	132.9	193.1
Other	—	2.0	5.8	7.8
Interest expense	(51.6)	(55.0)	(104.5)	(108.2)
Corporate overhead and other	(25.4)	3.1	(157.8)	(26.3)
Pre-tax income (loss)	113.8	68.0	111.5	(328.1)
Income taxes	(18.3)	15.6	(15.9)	172.2
Net earnings (loss)	95.5	83.6	95.6	(155.9)

Attributable to:
Shareholders of Fairfax	95.0	83.3	93.7	(157.3)
Non-controlling interests	0.5	0.3	1.9	1.4
	95.5	83.6	95.6	(155.9)

Net earnings (loss) per share	$3.90	$3.43	$3.20	$(9.00)
Net earnings (loss) per diluted share	$3.85	$3.40	$3.17	$(9.00)
Cash dividends paid per share	$—	$—	$10.00	$10.00

In the second quarter of 2012, the company's insurance and reinsurance operations reported an underwriting profit of $34.8 and a combined ratio of 97.5% compared to an underwriting loss of $6.1 and a combined ratio of 100.5% in the second quarter of 2011. In the first six months of 2012, the company's insurance and reinsurance operations reported an underwriting profit of $52.3 and a combined ratio of 98.1% compared to an underwriting loss of $356.3 and a combined ratio of 114.2% in the first six months of 2011. The following table presents the components of the company's combined ratios for the three and six months ended June 30, 2012 and 2011:

	Second quarter		First six months
	2012	2011	2012	2011
Underwriting profit (loss)	34.8	(6.1)	52.3	(356.3)

Loss & LAE - accident year	69.8%	72.0%	68.5%	84.4%
Commissions	15.8%	15.2%	15.6%	15.2%
Underwriting expense	15.5%	17.2%	15.9%	17.2%
Combined ratio - accident year	101.1%	104.4%	100.0%	116.8%
Net favourable development	(3.6)%	(3.9)%	(1.9)%	(2.6)%
Combined ratio - calendar year	97.5%	100.5%	98.1%	114.2%

The improvement in the underwriting results of the company’s insurance and reinsurance operations in the second quarter and first six months of 2012, primarily reflected the absence of significant catastrophe events in the first six months of 2012, of the magnitude of the Japan earthquake and tsunami, the New Zealand (Christchurch) earthquake and the U.S. tornadoes which occurred in the comparable periods of the prior year. The expense ratio of the company's insurance and reinsurance operations improved by 1.7 and 1.3 combined ratio points in the second quarter and first six months of 2012, respectively, principally as a result of the 7.3% and 8.2% increase in net premiums earned in those periods, respectively. Current period catastrophe losses (net of reinstatement premiums) reflected in the underwriting profit (loss) of the company for the three and six months ended June 30, 2012 and 2011, were comprised as follows:

	Second quarter						First six months
	2012			2011			2012			2011
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Japan earthquake and tsunami	—	—		(1.0)	(0.1)		—	—		310.3	12.3
New Zealand (Christchurch) earthquake	—	—		3.8	0.3		—	—		51.7	2.1
U.S. tornadoes	—	—		48.1	3.7		—	—		48.1	1.9
Australian storms and Cyclone Yasi	—	—		(0.4)	—		—	—		24.7	1.0
Other	46.1	3.4		37.6	3.0		72.3	2.7		54.8	2.2
	46.1	3.4	points	88.1	6.9	points	72.3	2.7	points	489.6	19.5	points

(1)	Net of reinstatement premiums.

In the second quarter of 2012, the underwriting results of the company’s insurance and reinsurance operations included 3.6 combined ratio points ($48.8) of net favourable development of prior years’ reserves, primarily related to net favourable development of prior years’ reserves at Northbridge ($21.3), Advent ($14.3), OdysseyRe ($10.5) and Fairfax Asia ($3.0), partially offset by net adverse development of prior years’ reserves at Group Re ($0.6). In the second quarter of 2011, the underwriting results of the company’s insurance and reinsurance operations included 3.9 combined ratio points ($50.6) of net favourable development of prior years’ reserves including net favourable development of prior years' reserves at Advent ($29.4), Northbridge ($18.1) and Fairfax Asia ($6.9), partially offset by net adverse development of prior years' reserves at Zenith National ($6.6). In the first six months of 2012, the underwriting results of the company’s insurance and reinsurance operations included 1.9 combined ratio points ($50.4) of net favourable development of prior years’ reserves primarily related to net favourable development of prior years’ reserves at Northbridge ($26.7), Advent ($14.2), OdysseyRe ($13.1) and Fairfax Asia ($4.8), partially offset by net adverse development of prior years’ reserves at Crum & Forster ($5.0) and Group Re ($3.6). In the first six months of 2011, the underwriting results of the company’s insurance and reinsurance operations included 2.6 combined ratio points ($64.4) of net favourable development of prior years’ reserves including net favourable development of prior years' reserves at Advent ($27.9), Northbridge ($26.1), Fairfax Asia ($8.4) and OdysseyRe ($6.5), partially offset by net adverse development of prior years' reserves at Zenith National ($6.6).

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses of $265.6 in the second quarter of 2012 decreased from $312.1 in the second quarter of 2011, primarily as a result of non-recurring personnel and restructuring costs at Northbridge in the second quarter of 2011 and lower operating costs costs at Runoff in the second quarter of 2012. Operating expenses of $535.4 in the first six months of 2012 decreased from $592.0 in the first six months of 2011, primarily as a result of the same factors that resulted in decreased operating expenses in the second quarter of 2012, and also reflected decreased holding company corporate overhead expenses (primarily lower legal and compensation expenses) and the release of a provision following the favourable resolution of a dispute with a taxation authority related to value added tax at Runoff, partially offset by the year-over-year increase in operating expenses of $4.2 that resulted from the consolidation of First Mercury and Pacific Insurance.

Other expenses of $179.4 and $378.6 (2011 – $249.0 and $397.6) in the second quarter and first six months of 2012, respectively, included the operating and other costs of Ridley, William Ashley, Sporting Life and Prime Restaurants. Other expenses in the second quarter and first six months of 2012 included a net loss of $0.8 on the repurchase of Crum & Forster unsecured senior notes. Other expenses in the second quarter and first six months of 2011 included a net loss of $104.2 on the repurchase of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes.

In the second quarter of 2012, the company reported net earnings attributable to shareholders of Fairfax of $95.0 ($3.90 per basic and $3.85 per diluted share) compared to a net earnings attributable to shareholders of Fairfax of $83.3 ($3.43 per basic share and $3.40 per diluted share) in the second quarter of 2011. The increase in net earnings attributable to shareholders of Fairfax in the second quarter of 2012 compared to the second quarter of 2011 was primarily attributable to the decreased year-over-year loss on repurchases of unsecured senior notes, the improvement in underwriting results and decreased holding company and subsidiary company corporate overhead expenses, partially offset by lower interest and dividend income earned, decreased net gains on investments and an increased provision for income taxes. In the first six months of 2012, the company reported net earnings attributable to shareholders of Fairfax of $93.7 ($3.20 per basic and $3.17 per diluted share) compared to a net loss attributable to shareholders of Fairfax of $157.3 ($9.00 per basic and diluted share) in the first six months of 2011. The increase in net earnings attributable to shareholders of Fairfax in the first six months of 2012 compared to the first six months of 2011 was primarily attributable to the significant improvement in underwriting results, reflecting the absence of significant current period catastrophe losses in the first six months of 2012, the decreased year-over-year loss on repurchases of senior unsecured notes, decreased holding company and subsidiary company corporate overhead expenses and increased net gains on investments, partially offset by an increased provision for income taxes and decreased interest and dividend income earned.

Common shareholders’ equity decreased in the first six months of 2012, primarily as a result of the company’s payments of dividends on its common and preferred shares ($234.3), the recognition of actuarial losses on its defined benefit plans (including those of its associates) in retained earnings($13.4) and the net repurchase of subordinate voting shares for treasury ($17.2), partially offset by net earnings attributable to shareholders of Fairfax ($93.7) and the effect of increased accumulated other comprehensive income (an increase of $0.7 in the first six months of 2012, primarily reflecting a net increase in foreign currency translation). Common shareholders’ equity at June 30, 2012, was $7,263.5 or $357.26 per basic share compared to $364.55 per basic share at December 31, 2011, representing a decrease per basic share in the first six months of 2012 of 2.0% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2012, or an increase of 0.8% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the three and six months ended June 30, 2012 and 2011. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re.

Quarter ended June 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	351.9	531.5	108.6	705.8	182.0	1,879.8	0.6	—	(35.2)	—	1,845.2
Net premiums written	289.3	454.2	54.8	620.3	148.3	1,566.9	(0.1)	—	—	—	1,566.8
Net premiums earned	245.9	438.5	56.7	521.2	112.7	1,375.0	4.4	—	—	—	1,379.4
Underwriting profit (loss)	(13.8)	(30.7)	6.3	73.9	(0.9)	34.8	—	—	—	—	34.8
Interest and dividends	9.5	16.6	3.4	46.2	6.8	82.5	—	—	—	—	82.5
Operating income (loss) before:	(4.3)	(14.1)	9.7	120.1	5.9	117.3	—	—	—	—	117.3
Net gains (losses) on investments	(30.2)	42.0	(1.8)	4.8	(19.4)	(4.6)	71.9	—	—	—	67.3
Loss on repurchase of long term debt	—	(0.8)	—	—	—	(0.8)	—	—	—	—	(0.8)
Runoff	—	—	—	—	—	—	7.0	—	—	—	7.0
Other	—	—	—	—	—	—	—	—	—	—	—
Interest expense	—	(1.5)	—	(7.0)	(1.1)	(9.6)	(2.3)	(0.1)	—	(39.6)	(51.6)
Corporate overhead and other	(1.6)	(4.2)	—	(6.8)	—	(12.6)	—	—	—	(12.8)	(25.4)
Pre-tax income (loss)	(36.1)	21.4	7.9	111.1	(14.6)	89.7	76.6	(0.1)	—	(52.4)	113.8
Income taxes											(18.3)
Net earnings											95.5

Attributable to:
Shareholders of Fairfax											95.0
Non-controlling interests											0.5
											95.5

Quarter ended June 30, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	406.0	443.4	106.8	514.9	174.6	1,645.7	(0.6)	—	(28.2)	—	1,616.9
Net premiums written	336.8	375.7	52.2	459.7	146.4	1,370.8	(0.7)	—	—	—	1,370.1
Net premiums earned	271.6	367.3	53.8	468.7	119.5	1,280.9	1.7	—	—	—	1,282.6
Underwriting profit (loss)	(11.6)	(43.5)	8.1	32.2	8.7	(6.1)	—	—	—	—	(6.1)
Interest and dividends	28.4	33.8	6.7	71.1	12.3	152.3	—	—	—	—	152.3
Operating income (loss) before:	16.8	(9.7)	14.8	103.3	21.0	146.2	—	—	—	—	146.2
Net gains (losses) on investments	(171.6)	106.5	1.0	(10.9)	6.0	(69.0)	145.7	—	—	—	76.7
Loss on repurchase of long term debt	—	(56.5)	—	(6.1)	—	(62.6)	—	—	—	(41.6)	(104.2)
Runoff	—	—	—	—	—	—	(0.8)	—	—	—	(0.8)
Other	—	—	—	—	—	—	—	2.0	—	—	2.0
Interest expense	—	(5.9)	—	(7.1)	(1.1)	(14.1)	(2.2)	(0.1)	—	(38.6)	(55.0)
Corporate overhead and other	(25.8)	(7.2)	(1.0)	(3.5)	(0.1)	(37.6)	—	—	—	40.7	3.1
Pre-tax income (loss)	(180.6)	27.2	14.8	75.7	25.8	(37.1)	142.7	1.9	—	(39.5)	68.0
Income taxes											15.6
Net earnings											83.6

Attributable to:
Shareholders of Fairfax											83.3
Non-controlling interests											0.3
											83.6

Six months ended June 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	612.2	1,162.5	240.7	1,308.8	387.9	3,712.1	—	—	(59.3)	—	3,652.8
Net premiums written	490.9	1,018.2	127.6	1,146.2	305.6	3,088.5	(0.1)	—	—	—	3,088.4
Net premiums earned	497.9	857.0	110.1	1,008.2	240.0	2,713.2	5.7	—	—	—	2,718.9
Underwriting profit (loss)	(23.5)	(69.2)	10.5	137.6	(3.1)	52.3	—	—	—	—	52.3
Interest and dividends	25.3	31.2	11.3	75.4	25.2	168.4	—	—	—	—	168.4
Operating income (loss) before:	1.8	(38.0)	21.8	213.0	22.1	220.7	—	—	—	—	220.7
Net gains (losses) on investments	(112.1)	63.1	(2.7)	66.0	0.9	15.2	123.0	—	—	—	138.2
Loss on repurchase of long term debt	—	(0.8)	—	—	—	(0.8)	—	—	—	—	(0.8)
Runoff	—	—	—	—	—	—	9.9	—	—	—	9.9
Other	—	—	—	—	—	—	—	5.8	—	—	5.8
Interest expense	—	(3.0)	—	(13.9)	(2.3)	(19.2)	(4.6)	(0.2)	—	(80.5)	(104.5)
Corporate overhead and other	(3.3)	(10.9)	—	(9.5)	(0.2)	(23.9)	—	—	—	(133.9)	(157.8)
Pre-tax income (loss)	(113.6)	10.4	19.1	255.6	20.5	192.0	128.3	5.6	—	(214.4)	111.5
Income taxes											(15.9)
Net earnings											95.6

Attributable to:
Shareholders of Fairfax											93.7
Non-controlling interests											1.9
											95.6

Six months ended June 30, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	682.6	950.7	218.5	1,115.6	358.5	3,325.9	118.7	—	(17.3)	—	3,427.3
Net premiums written	595.2	826.4	113.5	969.6	265.8	2,770.5	118.8	—	—	—	2,889.3
Net premiums earned	539.6	706.9	95.0	920.6	245.6	2,507.7	123.6	—	—	—	2,631.3
Underwriting profit (loss)	(21.2)	(79.1)	13.9	(195.1)	(74.8)	(356.3)	—	—	—	—	(356.3)
Interest and dividends	57.5	61.1	(2.8)	123.2	23.3	262.3	—	—	—	—	262.3
Operating income (loss) before:	36.3	(18.0)	11.1	(71.9)	(51.5)	(94.0)	—	—	—	—	(94.0)
Net gains (losses) on investments	(173.3)	20.6	(1.5)	(37.8)	(4.3)	(196.3)	188.0	—	—	—	(8.3)
Loss on repurchase of long term debt	—	(56.5)	—	(6.1)	—	(62.6)	—	—	—	(41.6)	(104.2)
Runoff	—	—	—	—	—	—	5.1	—	—	—	5.1
Other	—	—	—	—	—	—	—	7.8	—	—	7.8
Interest expense	—	(14.7)	—	(14.8)	(2.2)	(31.7)	(4.3)	(0.5)	—	(71.7)	(108.2)
Corporate overhead and other	(27.8)	(12.5)	(2.6)	(8.3)	(0.2)	(51.4)	—	—	—	25.1	(26.3)
Pre-tax income (loss)	(164.8)	(81.1)	7.0	(138.9)	(58.2)	(436.0)	188.8	7.3	—	(88.2)	(328.1)
Income taxes											172.2
Net earnings (loss)											(155.9)

Attributable to:
Shareholders of Fairfax											(157.3)
Non-controlling interests											1.4
											(155.9)

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the three and six months ended June 30, 2012 and 2011.

Canadian Insurance - Northbridge(1)

	Second quarter		First six months
	2012	2011	2012	2011
Underwriting profit (loss)	(13.8)	(11.6)	(23.5)	(21.2)

Loss & LAE - accident year	79.5%	77.2%	75.5%	75.0%
Commissions	15.1%	13.4%	14.8%	13.8%
Underwriting expenses	19.6%	20.4%	19.8%	19.9%
Combined ratio - accident year	114.2%	111.0%	110.1%	108.7%
Net favourable development	(8.6)%	(6.7)%	(5.4)%	(4.8)%
Combined ratio - calendar year	105.6%	104.3%	104.7%	103.9%

Gross premiums written	351.9	406.0	612.2	682.6
Net premiums written	289.3	336.8	490.9	595.2
Net premiums earned	245.9	271.6	497.9	539.6
Underwriting profit (loss)	(13.8)	(11.6)	(23.5)	(21.2)
Interest and dividends	9.5	28.4	25.3	57.5
Operating income (loss)	(4.3)	16.8	1.8	36.3
Net losses on investments	(30.2)	(171.6)	(112.1)	(173.3)
Pre-tax loss before interest and other	(34.5)	(154.8)	(110.3)	(137.0)

(1)	The results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

Effective January 1, 2012, Northbridge combined three of its subsidiaries, Lombard Insurance, Markel Insurance and Commonwealth Insurance, to operate under a single brand, Northbridge Insurance. Effective March 1, 2012, these subsidiaries changed their names to Northbridge General, Northbridge Commercial and Northbridge Indemnity, respectively. This new brand is comprised of Northbridge’s broker small-to-medium account, transportation and large account segments and is intended to leverage the scale and diversity of its operations as one company. Federated Insurance continues to operate as the company’s captive agency distribution arm and Zenith continues to operate its direct personal lines business.

During the first half of 2012, Northbridge developed a plan to exit its U.S. property line of business underwritten by Northbridge Indemnity and to focus on its core Canadian lines of business. Accordingly, in the second quarter of 2012, the renewal rights of its U.S. property line of business were transferred to Hudson Insurance Company ("Hudson"), a wholly-owned subsidiary of OdysseyRe (the "renewal rights transfer"). In addition, Northbridge entered into a service agreement with Hudson to provide certain operational resources in support of this business. Northbridge retained and will run off all of the liabilities of the U.S. property business written prior to May 1, 2012 (the date Hudson commenced writing the renewals of the U.S. property business). The table above included Cdn$5.8, Cdn($1.4) and Cdn$8.1 of gross premiums written, net premiums written and net premiums earned, respectively, in the second quarter of 2012, and Cdn$22.0, Cdn$3.7 and Cdn$17.8 of gross premiums written, net premiums written and net premiums earned, respectively, in the first six months of 2012 that were recorded by Northbridge Insurance prior to May 1, 2012. In the second quarter of 2011, the U.S. property line of business produced Cdn$27.0, Cdn$14.1 and Cdn$8.7 of gross premiums written, net premiums written and net premiums earned, respectively, while in the first six months of 2011, the U.S. property line of business produced Cdn$46.1, Cdn$22.4 and Cdn$17.4 of gross premiums written, net premiums written and net premiums earned, respectively (Cdn$90 of gross premiums written, in the full year of 2011).

The underwriting results of Northbridge in the second quarter and first six months of 2012 generally reflected the continuation of intense price competition and industry-wide excess capacity within the Canadian commercial lines insurance market where Northbridge competes, and also included increased large loss and attritional loss experience in the current accident year and increased commission expenses, partially offset by the increased year-over-year benefit of net favourable development of prior years' reserves, lower catastrophe losses and reduced operating expenses. Northbridge produced an underwriting loss of $13.8 and a combined ratio of 105.6% in the second quarter of 2012, compared to an underwriting loss of $11.6 and a combined ratio of 104.3% in the second quarter of 2011. Northbridge's underwriting results in the second quarter of 2012 included $21.3 or 8.6 combined ratio points of net favourable development of prior years’ reserves compared to $18.1 or 6.7 combined ratio points of net favourable development of prior years’ reserves in the second quarter of 2011. Net favourable development of prior years' reserves in the second quarters of 2012 and 2011 reflected better than expected emergence across most accident years and lines of business. Current year catastrophe losses added 2.1 combined ratio points ($5.3) to the combined ratio in the second quarter of 2012 (primarily related to storms in Ontario, Quebec and in the east central U.S.) compared to 6.5 combined ratio points ($17.6) added to the combined ratio in the second quarter of 2011 (primarily related to the Slave Lake fire in Alberta, U.S. weather-related events and various Ontario and Quebec storms).

Northbridge produced an underwriting loss of $23.5 and a combined ratio of 104.7% in the first six months of 2012, compared to an underwriting loss of $21.2 and a combined ratio of 103.9% in the first six months of 2011. Northbridge's underwriting results in the first six months of 2012 included $26.7 or 5.4 combined ratio points of net favourable development of prior years’ reserves compared to $26.1 or 4.8 combined ratio points of net favourable development of prior years’ reserves in the first six months of 2011. Net favourable development of prior years' reserves in the first six months of 2012 and 2011 reflected better than expected emergence across most accident years and lines of business. Current year catastrophe losses added 1.3 combined ratio points ($6.5) to the combined ratio in the first six months of 2012 (primarily related to tornadoes in the U.S. midwest and storms in Ontario and Quebec) compared to 3.4 combined ratio points ($18.6) added to the combined ratio in the first six months of 2011 (primarily related to the Slave Lake fire in Alberta, U.S. weather-related events and various Ontario and Quebec storms).

Northbridge’s expense ratio (excluding commissions) of 19.6% in the second quarter of 2012 (19.8% in the first six months of 2012), decreased year-over-year compared to the expense ratio of 20.4% in the second quarter of 2011 (19.9% in the first six months of 2011), primarily as a result of a decrease in operating expenses of 9.2% and 5.8% (in Canadian dollar terms) in those respective periods, largely due to lower compensation and IT costs, partially offset by the effect of lower net premiums earned. Northbridge’s commission expense ratio of 15.1% in the second quarter of 2012 (14.8% in the first six months of 2012) increased from 13.4% in the second quarter of 2011 (13.8% in the first six months of 2011) primarily due to a shift in the mix of business written towards business carrying higher commissions.

In the paragraph which follows, the calculations of the percentage change in gross premiums written, net premiums written and net premiums earned in each of the second quarters and first six months of 2012 and 2011, exclude premiums written or earned in connection with the discontinued U.S. property line of business and are expressed in terms of Canadian dollars.

Decreases in new business and lower retentions of existing business were partially mitigated by modest improvements in pricing which contributed to a year-over-year decline in gross premiums written in the second quarter and first six months of 2012 of 4.8% and 4.3%, respectively, compared to the second quarter and first six months of 2011. In conjunction with its decision to exit from its U.S. property line of business, Northbridge also began to strategically reduce its exposure to coverages no longer considered to be core to the future operations of this U.S. property line of business, which also contributed to the year-over-year decline in gross premium written in the first six months of 2012. Net premiums written by Northbridge in the second quarter of 2012 decreased by 6.2% relative to the second quarter of 2011, consistent with the decrease in gross premiums written and also reflected a small increase in premiums ceded to reinsurers in the second quarter of 2012, principally related to fronted risks and facultative reinsurance.

Excluding the effect of the unearned premium portfolio transfer in the first six months of 2011 (described below) and the premiums associated with the renewal rights transfer, net premiums written by Northbridge decreased by 5.1% in the first six months of 2012 consistent with the decrease in gross premiums written, with the decrease also reflecting a small increase in premiums ceded to reinsurers in the first quarter of 2012, principally related to fronted risks and facultative reinsurance. Effective January 1, 2011, Northbridge reduced its participation on a quota share reinsurance contract with Group Re from 20% to 10% which resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re (the “unearned premiums portfolio transfer”). Net premiums earned in the second quarter and first six months of 2012 decreased by 5.5% and 5.2%, respectively, relative to the comparable periods in 2011, primarily as a result of the factors described above.

The combination of the impact of the significant year-over-year decrease in net losses on investments (as set out in the table below), decreased interest and dividend income (principally related to sales during 2011 and the first quarter of 2012 of higher yielding government and corporate bonds and preferred stocks where the proceeds were reinvested into lower yielding cash and short term investments and common stocks and increased total return swap expenses) and the modest increase in the underwriting loss year-over-year produced a pre-tax loss before interest and other of $34.5 in the second quarter of 2012 ($110.3 in the first six months of 2012) compared to pre-tax loss before interest and other of $154.8 in the second quarter of 2011 ($137.0 in the first six months of 2011).

	Second quarter		First six months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	(95.0)	(129.7)	(53.1)	(44.8)
Equity hedges	47.7	13.0	(60.9)	(50.7)
Bonds	5.5	(5.8)	24.5	(17.3)
Preferred stocks	(5.2)	(15.0)	(12.7)	15.0
CPI-linked derivatives	5.0	(29.7)	(9.2)	(65.1)
Foreign currency	7.3	(3.3)	(6.9)	(9.1)
Other	4.5	(1.1)	6.2	(1.3)
Net losses on investments	(30.2)	(171.6)	(112.1)	(173.3)

Northbridge’s cash resources, excluding the impact of foreign currency translation, increased by $701.5 in the second quarter of 2012 compared to an increase of $160.3 in the second quarter of 2011. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) of $76.8 in the second quarter of 2012, compared to $45.5 of cash provided by operating activities in the second quarter of 2011 with the year-over-year increase primarily attributable to a decrease in cash paid on insurance claims during the period and the impact of non-recurring restructuring costs paid in the second quarter of 2011.

Northbridge’s cash resources, excluding the impact of foreign currency translation, increased by $538.1 in the first six months of 2012 compared to an increase of $22.0 in the first six months of 2011. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) of $24.2 in the first six months of 2012, compared to $51.9 in the first six months of 2011 with the year-over-year decrease primarily attributable to the non-recurring receipt of $42.3 of cash in connection with the unearned premium portfolio transfer in the first quarter of 2011 and a decrease in cash collected from reinsurers, partially offset by the same factors that resulted in increased cash provided by operating activities described above.

U.S. Insurance

	Second quarter
	2012			2011
	Crum & Forster	Zenith National(1)	Total	Crum & Forster	Zenith National(1)	Total
Underwriting profit (loss)	(7.3)	(23.4)	(30.7)	(8.4)	(35.1)	(43.5)

Loss & LAE - accident year	70.6%	77.8%	72.9%	69.4%	77.5%	71.9%
Commissions	12.6%	9.8%	11.7%	12.4%	10.2%	11.7%
Underwriting expenses	19.2%	28.9%	22.4%	20.9%	36.1%	25.9%
Combined ratio - accident year	102.4%	116.5%	107.0%	102.7%	123.8%	109.5%
Net adverse (favourable) development	—	(0.1)%	—	0.7%	5.5%	2.3%
Combined ratio - calendar year	102.4%	116.4%	107.0%	103.4%	129.3%	111.8%

Gross premiums written	403.6	127.9	531.5	336.2	107.2	443.4
Net premiums written	329.2	125.0	454.2	270.7	105.0	375.7
Net premiums earned	295.1	143.4	438.5	247.4	119.9	367.3
Underwriting profit (loss)	(7.3)	(23.4)	(30.7)	(8.4)	(35.1)	(43.5)
Interest and dividends	10.2	6.4	16.6	22.1	11.7	33.8
Operating income (loss)	2.9	(17.0)	(14.1)	13.7	(23.4)	(9.7)
Net gains on investments	32.3	9.7	42.0	93.5	13.0	106.5
Loss on repurchase of long term debt	(0.8)	—	(0.8)	(56.5)	—	(56.5)
Pre-tax income (loss) before interest and other	34.4	(7.3)	27.1	50.7	(10.4)	40.3

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

	First six months
	2012			2011
	Crum & Forster	Zenith National(1)	Total	Crum & Forster	Zenith National(1)	Total
Underwriting profit (loss)	(21.6)	(47.6)	(69.2)	(17.4)	(61.7)	(79.1)

Loss & LAE - accident year	70.0%	77.5%	72.6%	69.6%	77.1%	72.1%
Commissions	12.9%	9.8%	11.9%	12.6%	9.9%	11.7%
Underwriting expenses	19.9%	29.8%	23.1%	21.5%	36.6%	26.5%
Combined ratio - accident year	102.8%	117.1%	107.6%	103.7%	123.6%	110.3%
Net adverse (favourable) development	0.9%	(0.1)%	0.5%	—	2.8%	0.9%
Combined ratio - calendar year	103.7%	117.0%	108.1%	103.7%	126.4%	111.2%

Gross premiums written	774.2	388.3	1,162.5	624.0	326.7	950.7
Net premiums written	637.4	380.8	1,018.2	507.3	319.1	826.4
Net premiums earned	577.0	280.0	857.0	473.2	233.7	706.9
Underwriting profit (loss)	(21.6)	(47.6)	(69.2)	(17.4)	(61.7)	(79.1)
Interest and dividends	19.4	11.8	31.2	36.7	24.4	61.1
Operating income (loss)	(2.2)	(35.8)	(38.0)	19.3	(37.3)	(18.0)
Net gains on investments	61.1	2.0	63.1	12.6	8.0	20.6
Loss on repurchase of long term debt	(0.8)	—	(0.8)	(56.5)	—	(56.5)
Pre-tax income (loss) before interest and other	58.1	(33.8)	24.3	(24.6)	(29.3)	(53.9)

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

On December 31, 2011, Crum & Forster effectively reinsured 100% of its net latent exposures through the cession to Runoff (Clearwater Insurance) of substantially all of its liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998, exclusive of workers’ compensation and surety related liabilities. Pursuant to this transaction, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities. The transfer of these latent claims to Runoff is expected to significantly reduce the volatility of the operating income of Crum & Forster in future periods and may reduce interest and dividend income earned as a result of the transfer of cash and investments to Runoff.

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury and commenced consolidating the assets, liabilities and results of operations of First Mercury since acquisition within the Crum & Forster operating segment. First Mercury underwrites specialty commercial insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. As of July 1, 2011, the company has presented the assets, liabilities and results of operations of Valiant Insurance Company (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury, in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group. Subsequent to July 1, 2011, the insurance business of Valiant Insurance was carried on by Crum & Forster with the pre-July 1, 2011, business written by Valiant Insurance placed into runoff under the supervision of RiverStone management. Periods prior to July 1, 2011, have not been restated as the impact was not significant.

Crum & Forster
Crum & Forster reported an underwriting loss of $7.3 and a combined ratio of 102.4% in the second quarter of 2012 compared to an underwriting loss of $8.4 and a combined ratio of 103.4% in the second quarter of 2011. The underwriting results of Crum & Forster included a nominal amount of net adverse development of prior years’ reserves in the second quarter of 2012 compared to the underwriting results in the second quarter of 2011 which included 0.7 of a combined ratio point ($1.8) of net adverse development of prior years’ reserves (principally related to workers' compensation reserves). Catastrophe losses added $2.6 to the underwriting loss (0.9 of a combined ratio point) in the second quarter of 2012 (primarily related to the impact of tornadoes and flooding in the midwest, central and southeast U.S.) compared to catastrophe losses in the second quarter of 2011 which added $3.7 to the underwriting loss (1.5 combined ratio points) (primarily related to the impact of the U.S. tornadoes). Crum & Forster’s expense ratio (excluding commissions) improved to 19.2% in the second quarter of 2012 compared to 20.9% in the second quarter of 2011 primarily as a result of a 19.3% increase in net premiums earned. The increase in Crum & Forster’s commission expense ratio (12.6% and 12.9% in the second quarter and first six months of 2012, respectively, compared to 12.4% and 12.6% in the second quarter and first six months of 2011, respectively) reflected increased writings of excess and surplus and other specialty lines of business where commission rates are higher than on standard lines of business.

Crum & Forster reported an underwriting loss of $21.6 and a combined ratio of 103.7% in the first six months of 2012 compared to an underwriting loss of $17.4 and a combined ratio of 103.7% in the first six months of 2011. The underwriting results of Crum & Forster included 0.9 of a combined ratio point ($5.0) of net adverse development of prior years’ reserves in the first six months of 2012 (related to a single large property loss) compared to the underwriting results in the first six months of 2011 which included a nominal amount of net favourable development of prior years’ reserves. Catastrophe losses added $3.7 to the underwriting loss (0.6 of a combined ratio point) in the first six months of 2012 (primarily related to the impact of tornadoes and flooding in the midwest, central and southeast U.S.) compared to catastrophe losses in the first six months of 2011 which added $6.4 to the underwriting loss (1.4 combined ratio points) (primarily related to the impact on First Mercury of the Japan earthquake and tsunami, the second New Zealand (Christchurch) earthquake and the impact of the U.S. tornadoes). Crum & Forster’s expense ratio (excluding commissions) improved to 19.9% in the first six months of 2012 compared to 21.5% in the first six months of 2011, primarily as a result of a 21.9% increase in net premiums earned.

Gross premiums written of $403.6 in the second quarter of 2012 increased from $336.2 in the second quarter of 2011, with the increase of 20.0% comprised of growth of $50.5 and $16.9 in specialty and standard lines of business, respectively. Specialty lines gross premiums written in the second quarter of 2012 included the benefit of approximately $16 ($32 in the first six months of 2012) of premiums produced by First Mercury’s managing general agency business (in the prior year this business was produced on behalf of insurance carriers outside of the Fairfax group) and also reflected increased writings of excess and surplus casualty lines of business (CoverXSpecialty division), property lines of business (Seneca division) and within many of Crum & Forster's other specialty lines of business consistent with its strategy of achieving growth by focusing on niche and underserved market segments. The increase in standard lines gross premiums written principally related to workers’ compensation lines of business where Crum & Forster achieved pricing increases and benefited from the growth in the payrolls of its insured customers. Net premiums written and net premiums earned increased by 21.6% and 19.3%, respectively, in the second quarter of 2012 compared to the second quarter of 2011, consistent with the growth in gross premiums written.

Gross premiums written of $774.2 in the first six months of 2012 increased from $624.0 in the first six months of 2011, with the increase of 24.1% comprised of growth of $123.8 and $26.4 in specialty and standard lines of business, respectively. The growth in specialty lines primarily reflected the year-over-year increase of approximately $75 related to the inclusion of First Mercury’s gross premiums written for the full first six months of 2012 whereas First Mercury’s gross premiums written was included from its acquisition date (February 9, 2011) in the first six months of 2011. The increase in specialty and standard lines gross premiums written in the first six months of 2012, primarily reflected the same factors which affected gross premiums written in the second quarter of 2012. Net premiums written and net premiums earned increased by 25.6% and 21.9%, respectively, in the first six months of 2012 compared to the first six months of 2011, consistent with the growth in gross premiums written. Crum & Forster's gross premiums written in the first half of 2012 and 2011 included $211.3 and $136.8, respectively, of incremental gross premiums written as a result of the acquisition of First Mercury.

Interest and dividend income of $10.2 in the second quarter of 2012 decreased from $22.1 in the second quarter of 2011, with the decrease primarily reflecting lower investment income earned as a result of sales during the first quarter of 2012 of higher yielding bonds (municipal bonds were sold to affiliates of Fairfax and government and corporate bonds were sold to third parties) and common stocks where the proceeds were reinvested into lower yielding cash and short term investments and increased total return swap expenses. The combination of the year-over-year decrease in net gains on investments (as set out in the table below) and decreased interest and dividend income, partially offset by the decreased loss on the repurchase of long term debt and the lower underwriting loss year-over-year, produced pre-tax income before interest and other of $34.4 in the second quarter of 2012 compared to pre-tax income before interest and other of $50.7 in the second quarter of 2011.

Interest and dividend income of $19.4 in the first six months of 2012 decreased from $36.7 in the first six months of 2011, with the decrease primarily reflecting the same factors which decreased interest and dividend income in second quarter of 2012 and also included Crum & Forster’s share of an impairment charge of an associate in the first six months of 2012. The combination of the year-over-year decrease in loss on the repurchase of long term debt and increased net gains on investments (as set out in the table below), partially offset by decreased interest and dividend income and the higher underwriting loss, produced pre-tax income before interest and other of $58.1 in the first six months of 2012 compared to a pre-tax loss before interest and other of $24.6 in the first six months of 2011.

	Second quarter		First six months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	(89.9)	19.0	66.0	48.8
Equity hedges	63.5	22.2	(87.5)	(83.9)
Bonds	59.8	78.1	96.0	82.2
Preferred stocks	(3.3)	(7.3)	1.6	15.8
CPI-linked derivatives	(0.4)	(16.6)	(12.9)	(45.0)
Credit default swaps	0.2	(2.7)	(4.2)	(7.8)
Other	2.4	0.8	2.1	2.5
Net gains on investments	32.3	93.5	61.1	12.6
Crum & Forster’s cash resources, excluding the impact of foreign currency translation, increased by $67.5 in the second quarter of 2012 ($42.4 in the first six months of 2012) compared to a decrease of $284.0 in the second quarter of 2011 ($65.6 in the first six months of 2011). Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) of $38.8 in the second quarter of 2012 ($39.3 in the first six months of 2012), compared to cash used in operating activities of $36.0 in the second quarter of 2011 ($76.6 in the first six months of 2011) with the year-over-year improvement primarily attributable to higher premium collections, partially offset by higher net paid losses.

Crum & Forster paid dividends to Fairfax of $63.0 and $104.0 in the first six months of 2012 and 2011, respectively. In the second quarter of 2012, Crum & Forster recorded a loss on repurchase of long term debt of $0.8 ($56.5 in the second quarter of 2011) following the redemption of the remaining $6.2 aggregate principal amount of its unsecured senior notes due 2017. During the first six months of 2011, Fairfax contributed capital to Crum & Forster comprised of its investment in First Mercury ($294.3 in-kind), cash to fund the repayment of First Mercury’s short term debt ($31.0) and to fund the repurchase by Crum & Forster of $323.8 aggregate principal amount of its unsecured senior notes due 2017 ($359.3).

Zenith National
Zenith National reported an underwriting loss of $23.4 and $47.6 and a combined ratio of 116.4% and 117.0% in the second quarter and first six months of 2012, respectively, compared to an underwriting loss of $35.1 and $61.7 and a combined ratio of 129.3% and 126.4% in the second quarter and first six months of 2011, respectively. Net premiums earned in the second quarter and first six months of 2012 of $143.4 and $280.0, respectively, increased from $119.9 and $233.7 in the second quarter and first six months of 2011, respectively, reflecting Zenith National's ability to write new business and retain existing customers at higher prices as the competitive environment for workers' compensation business changes. The improvement in Zenith National’s combined ratios in the second quarter and first six months of 2012, primarily reflected decreases in Zenith National’s expense ratios (excluding commissions) of 7.2 and 6.8 percentage points, respectively, primarily as a result of the 19.6% and 19.8% increase in net premiums earned in those respective periods and an absence of net adverse development of prior years' loss reserves in 2012 which added 5.5 and 2.8 combined ratio points ($6.6 and $6.6) in the second quarter and first six months of 2011, respectively. Zenith National’s expense levels reflect its commitment to maintaining its service strategy over the long-term and position the company to grow its business as it finds profitable opportunities.

Interest and dividend income of $6.4 in the second quarter of 2012 decreased from $11.7 in the second quarter of 2011 and decreased to $11.8 in the first six months of 2012 from $24.4 in the first six months of 2011. The decreases reflect the combined effects of the sale of higher yielding long-term U.S. government bonds in the fourth quarter of 2011 and the second quarter of 2012 with reinvestment in lower-yielding short-term investments and equity securities. In addition, losses incurred in connection with a limited partnership investment and total return swap expenses (acquired as an economic hedge of equity investments), further reduced investment income in 2012. The combination of the decreased underwriting loss year-over-year, partially offset by decreased interest and dividend income and decreased net gains on investments (as set out in the table below), produced a pre-tax loss before interest and other of $7.3 in the second quarter of 2012 ($33.8 in the first six months of 2012) compared to a pre-tax loss before interest and other of $10.4 in the second quarter of 2011 ($29.3 in the first six months of 2011).

	Second quarter		First six months
	2012	2011	2012	2011
Common stocks, limited partnerships and equity derivatives (excluding equity hedges)	(36.1)	(17.1)	(13.6)	(6.2)
Equity hedges	13.1	(1.5)	(6.3)	(1.5)
Bonds	32.4	30.8	21.5	12.9
Preferred stocks	1.0	0.8	7.4	2.1
CPI-linked derivatives	0.2	—	(7.0)	—
Other	(0.9)	—	—	0.7
Net gains on investments	9.7	13.0	2.0	8.0

At June 30, 2012, Zenith National had cash and cash equivalents of $34.9 ($16.7 at December 31, 2011). Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $13.5 and $18.8 in the second quarter and first six months of 2012, respectively, compared to cash used in operating activities of $3.8 and $10.2 in the second quarter and first six months of 2011. The improvement in cash provided by operating activities in the second quarter and first six months of 2012 compared to those respective periods in 2011 was primarily as a result of increased premium collections, which more than offset the reduced investment income.

Zenith National paid dividends to Fairfax and its affiliates of $100.0 in the first six months of 2012 (nil in the first six months of 2011).

Fairfax Asia

	Second quarter		First six months
	2012	2011	2012	2011
Underwriting profit	6.3	8.1	10.5	13.9

Loss & LAE - accident year	77.6%	77.5%	77.6%	77.2%
Commissions	5.0%	10.5%	5.3%	8.4%
Underwriting expenses	11.4%	9.9%	11.9%	8.6%
Combined ratio - accident year	94.0%	97.9%	94.8%	94.2%
Net favourable development	(5.2)%	(12.9)%	(4.4)%	(8.8)%
Combined ratio - calendar year	88.8%	85.0%	90.4%	85.4%

Gross premiums written	108.6	106.8	240.7	218.5
Net premiums written	54.8	52.2	127.6	113.5
Net premiums earned	56.7	53.8	110.1	95.0
Underwriting profit	6.3	8.1	10.5	13.9
Interest and dividends	3.4	6.7	11.3	(2.8)
Operating income	9.7	14.8	21.8	11.1
Net gains (losses) on investments	(1.8)	1.0	(2.7)	(1.5)
Pre-tax income before interest and other	7.9	15.8	19.1	9.6

On March 24, 2011, the company completed the acquisition of all of the outstanding common shares of Pacific Insurance and commenced consolidating the assets, liabilities and results of operations of Pacific Insurance since acquisition within the Insurance – Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia.

Underwriting results for Fairfax Asia in the second quarter of 2012 featured an underwriting profit of $6.3 and a combined ratio of 88.8%, compared to an underwriting profit of $8.1 and a combined ratio of 85.0% in the second quarter of 2011. The second quarter of 2012 combined ratios for First Capital, Falcon and Pacific Insurance were 81.0%, 98.3% and 96.3% (2011 – 76.6%, 97.5% and 95.2%) respectively. The underwriting results in the second quarter of 2012 included 5.2 combined ratio points ($3.0) of net favourable development of prior years’ reserves, primarily attributable to workers' compensation, accident and health and general liability lines of business at Falcon, compared to 12.9 combined ratio points ($6.9) of net favourable development of prior years’ reserves in the second quarter of 2011 across most lines of business at Falcon and First Capital. Gross premiums written, net premiums written and net premiums earned increased by 1.7%, 5.0% and 5.4% during the second quarter of 2012, respectively, primarily as a result of increased writings of commercial automobile, marine hull and property lines of business at Pacific Insurance. The commission expense ratio of 5.0% in the second quarter of 2012 (5.3% in the first six months of 2012) decreased from 10.5% (8.4% in the first six months of 2011), primarily as a result of significant profit commission expense incurred by First Capital in the second quarter and first six months of 2011 related to its assumed property and professional indemnity lines of business which did not recur in 2012.

Underwriting results for Fairfax Asia in the first six months of 2012 featured an underwriting profit of $10.5 and a combined ratio of 90.4%, compared to an underwriting profit of $13.9 and a combined ratio of 85.4% in the first six months of 2011. The first six months of 2012 combined ratios for First Capital, Falcon and Pacific Insurance were 81.7%, 101.0% and 95.9% (2011 – 77.2%, 100.9% and 95.2%) respectively. The underwriting results in the first six months of 2012, included 4.4 combined ratio points ($4.8) of net favourable development of prior years’ reserves, primarily attributable to workers' compensation, commercial automobile, accident and health and general liability lines of business at Falcon and First Capital, compared to 8.8 combined ratio points ($8.4) of net favourable development of prior years’ reserves in the first six months of 2011 across most lines of business at Falcon and First Capital. Gross premiums written, net premiums written and net premiums earned increased by 10.2%, 12.4% and 15.9% during the first six months of 2012, respectively, primarily as a result of the year-over-year impact of the consolidation of Pacific Insurance and increased writings of marine hull lines of business at First Capital.

Interest and dividend income decreased to $3.4 in the second quarter of 2012 compared to $6.7 in the second quarter of 2011, primarily as a result of Fairfax Asia's share of the loss of ICICI Lombard of $2.5 (2011 - share of income of ICICI Lombard of $0.3) which principally reflected the continuation into 2012 of the reserve strengthening which commenced in the first quarter of 2011 related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool. The year-over-year decrease in interest and dividend income, the increase in net losses on investments (as set out in the table below) and decreased underwriting profit, produced pre-tax income before interest and other of $7.9 in the second quarter of 2012 compared to pre-tax income before interest and other of $15.8 in the second quarter of 2011.

Interest and dividend income of $11.3 (2011 - loss of $2.8) in the first six months of 2012 included Fairfax Asia’s share of the income of ICICI Lombard of $0.2 (2011 - share of the loss of ICICI Lombard of $13.5). The net earnings of ICICI Lombard have been adversely affected by its mandatory pro-rata participation in the Indian commercial vehicle insurance pool (as described above), partially offset by net mark-to-market gains on the ICICI Lombard investment portfolio. Fairfax Asia’s interest and dividend income, excluding its share of the profit and loss of associates, increased to $10.7 in the first six months of 2012 from $9.8 in the first six months of 2011, primarily as a result of increased interest and dividends earned on a larger average investment portfolio reflecting the consolidation of Pacific Insurance. The year-over-year increase in interest and dividend income, partially offset by decreased underwriting profit and increased net losses on investments (as set out in the table below), produced pre-tax income before interest and other of $19.1 in the first six months of 2012 compared to pre-tax income before interest and other of $9.6 in the first six months of 2011.

	Second quarter		First six months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	(3.6)	1.8	6.8	3.1
Equity hedges	5.0	2.1	(9.2)	(5.8)
Bonds	(1.8)	2.5	7.3	2.3
Preferred stocks	(1.8)	(1.6)	(2.4)	4.8
Foreign currency	0.4	(3.9)	(5.2)	(6.0)
Other	—	0.1	—	0.1
Net gains (losses) on investments	(1.8)	1.0	(2.7)	(1.5)

Reinsurance - OdysseyRe(1)

	Second quarter		First six months
	2012	2011	2012	2011
Underwriting profit (loss)	73.9	32.2	137.6	(195.1)

Loss & LAE - accident year	59.7%	64.2%	59.2%	92.8%
Commissions	18.7%	18.1%	18.8%	18.0%
Underwriting expenses	9.4%	11.2%	9.7%	11.1%
Combined ratio - accident year	87.8%	93.5%	87.7%	121.9%
Net favourable development	(2.0)%	(0.4)%	(1.3)%	(0.7)%
Combined ratio - calendar year	85.8%	93.1%	86.4%	121.2%

Gross premiums written	705.8	514.9	1,308.8	1,115.6
Net premiums written	620.3	459.7	1,146.2	969.6
Net premiums earned	521.2	468.7	1,008.2	920.6
Underwriting profit (loss)	73.9	32.2	137.6	(195.1)
Interest and dividends	46.2	71.1	75.4	123.2
Operating income (loss)	120.1	103.3	213.0	(71.9)
Net gains (losses) on investments	4.8	(10.9)	66.0	(37.8)
Loss on repurchase of long term debt	—	(6.1)	—	(6.1)
Pre-tax income (loss) before interest and other	124.9	86.3	279.0	(115.8)

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

OdysseyRe's underwriting profit of $73.9 (combined ratio of 85.8%) in the second quarter of 2012, improved significantly compared to the underwriting profit of $32.2 (combined ratio of 93.1%) reported in the second quarter of 2011, principally as a result of lower current period catastrophe losses (as set out in the table below) and an improvement in the expense ratio (excluding commissions). OdysseyRe's combined ratio in the second quarter of 2012 reflected the benefit of $10.5 (2.0 combined ratio points) of net favourable development of prior years’ reserves (primarily related to prior years' catastrophe losses) compared to a nominal amount of net favourable development of prior years' reserves in the second quarter of 2011. OdysseyRe’s expense ratio (excluding commissions) of 9.4% and 9.7% in the second quarter and first six months of 2012, respectively, improved relative to the comparable periods in 2011 (11.2% and 11.1% in the second quarter and first six months of 2011) primarily as a result of the year-over-year increase in net premiums earned of 11.2% and 9.5% in the second quarter and first six months of 2012, respectively. OdysseyRe’s commission expense ratio of 18.7% in the second quarter of 2012 increased modestly from 18.1% in the second quarter of 2011, primarily as a result of two new property quota share reinsurance contracts (discussed below).

The absence of the significant catastrophe events in the first six months of 2012, of the magnitude of the Japan earthquake and tsunami and the New Zealand (Christchurch) earthquake which occurred in the comparable period of 2011, resulted in a significant improvement in the underwriting profitability of OdysseyRe (an underwriting profit of $137.6 and a combined ratio of 86.4% in the first six months of 2012 compared to an underwriting loss of $195.1 and a combined ratio of 121.2% in the first six months of 2011). The combined ratio in the first six months of 2012, reflected the benefit of 1.3 combined ratio points ($13.1) of net favourable development of prior years’ reserves (primarily related to prior years' catastrophe losses) compared to a nominal amount of net favourable development of prior years' reserves in the first six months of 2011. OdysseyRe’s commission expense ratio of 18.8% in the first six months of 2012 increased modestly from 18.0% in the first six months of 2011, primarily as a result of the same factors which increased the commission expense ratio in the second quarter of 2012 and also reflected decreased reinstatement premiums earned during the first six months of 2012, which do no attract commissions.

Current period catastrophe losses (net of reinstatement premiums) reflected in the underwriting results of OdysseyRe in the second quarter and first six months of 2012 and 2011, respectively, were comprised as follows:

	Second quarter						First six months
	2012			2011			2012			2011
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Japan earthquake and tsunami	—	—		(1.3)	(0.3)		—	—		251.1	27.4
New Zealand (Christchurch) earthquake	—	—		1.0	0.2		—	—		23.8	2.6
U.S. tornados	—	—		20.2	4.4		—	—		20.2	2.1
Australian storms and Cyclone Yasi	—	—		0.5	0.1		—	—		6.9	0.8
Other	30.6	5.9		26.4	5.8		54.2	5.4		42.2	4.8
	30.6	5.9	points	46.8	10.2	points	54.2	5.4	points	344.2	37.7	points

(1)	Net of reinstatement premiums.

Gross premiums written increased by 37.1% and 17.3% in the second quarter and first six months of 2012, respectively, primarily as a result of two new property quota share reinsurance contracts with underlying insured risks located in Florida and Brazil (contributing to the increase in gross premiums written of $155.5 and $160.5 in the second quarter and first six months of 2012 respectively) and from rate increases on property catastrophe (primarily in Japan), crop, medical malpractice and commercial automobile liability lines of business, partially offset by planned decreases in writings of casualty lines of business and lower reinstatement premiums received on a year-over-year basis. Net premiums written in the second quarter and first six months of 2012 increased by 34.9% and 18.2%, respectively. In the second quarter of 2012, the growth in net premiums written was less than the growth in gross premiums written primarily as a result of the effect of additional reinsurance purchased by the Newline Syndicate to protect its medical malpractice line of business. In the first six months of 2012, the growth in net premiums written was greater than the growth in gross premiums written due to lower ceded reinstatement premiums, partially offset by the same factors which affected ceded premium written in the second quarter of 2012. Since the majority of the premium increases described above were unearned at June 30, 2012, the growth in net premiums earned (increased 11.2% and 9.5% in the second quarter and first six months of 2012) was not as significant as the growth in gross premiums written and net premiums written.

Interest and dividend income of $46.2 in the second quarter of 2012 decreased from $71.1 in the second quarter of 2011, with the decrease primarily reflecting lower investment income earned as a result of sales during 2011 of higher yielding government and corporate bonds where the proceeds were reinvested into lower yielding cash and short term investments and common stocks and increased total return swap expenses, partially offset by decreased investment administration fees. Interest and dividend income of $75.4 in the first six months of 2012 decreased from $123.2 in the first six months of 2011, with the decrease primarily reflecting the same factors which decreased interest and dividend income in the second quarter of 2012 and also included OdysseyRe’s share of an impairment charge recorded by an associate.

The significant improvement in underwriting profitability, increased net gains on investments (as set out in the table below) and the non-recurrence of the loss on repurchase of long term debt recognized in the second quarter of 2011 (described below), partially offset by decreased interest and dividend income, produced pre-tax income before interest and other of $124.9 in the second quarter of 2012 ($279.0 in the first six months of 2012), compared to pre-tax income before interest and other of $86.3 in the second quarter of 2011 (a pre-tax loss before interest and other of $115.8 in the first six months of 2011).

	Second quarter		First six months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	(175.0)	(38.9)	94.0	112.8
Equity hedges	113.3	32.0	(138.7)	(122.1)
Bonds	82.3	95.9	161.5	81.5
Preferred stocks	(10.6)	(25.2)	2.7	49.2
CPI-linked derivatives	1.2	(61.0)	(28.4)	(147.0)
Foreign currency	(15.8)	(10.1)	(23.9)	(6.2)
Other	9.4	(3.6)	(1.2)	(6.0)
Net gains (losses) on investments	4.8	(10.9)	66.0	(37.8)

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, increased by $38.1 in the second quarter of 2012 compared to a decrease of $127.4 in the second quarter of 2011. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $96.7 in the second quarter of 2012, compared to $69.9 in the second quarter of 2011 with the year-over-year increase primarily attributable to decreased loss payments related to the 2011 catastrophe losses.

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, increased by $215.5 in the first six months of 2012 compared to a decrease of $440.8 in the first six months of 2011. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $93.4 in the first six months of 2012, compared to cash provided by operating activities of $125.7 in the first six months of 2011 with the year-over-year decrease primarily attributable to loss payments related to the 2011 catastrophe losses.

During the second quarter of 2011, Fairfax paid down $47.9 on the outstanding balance of its revolving line of credit with OdysseyRe to fund OdysseyRe’s repurchase of $42.2 aggregate principal amount of its unsecured senior notes due in 2013 (inclusive of $6.3 principal amount owned by Zenith National).

Insurance and Reinsurance - Other

For the quarters ended June 30, 2012 and 2011

	Second quarter
	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	1.5	1.6	(0.7)	(3.3)	—	(0.9)

Loss & LAE - accident year	68.1%	93.1%	71.1%	85.7%	—	77.9%
Commissions	25.6%	27.7%	30.5%	0.9%	—	25.8%
Underwriting expenses	1.8%	14.0%	4.2%	53.8%	—	9.6%
Combined ratio - accident year	95.5%	134.8%	105.8%	140.4%	—	113.3%
Net adverse (favourable) development	1.3%	(39.4)%	(3.0)%	6.4%	—	(12.4)%
Combined ratio - calendar year	96.8%	95.4%	102.8%	146.8%	—	100.9%

Gross premiums written	52.4	71.4	32.7	30.4	(4.9)	182.0
Net premiums written	47.7	59.1	24.2	17.3	—	148.3
Net premiums earned	44.5	36.3	24.7	7.2	—	112.7
Underwriting profit (loss)	1.5	1.6	(0.7)	(3.3)	—	(0.9)
Interest and dividends	5.3	1.9	1.5	(1.9)	—	6.8
Operating income (loss)	6.8	3.5	0.8	(5.2)	—	5.9
Net gains (losses) on investments	(11.9)	(8.9)	1.7	(0.3)	—	(19.4)
Pre-tax income (loss) before interest and other	(5.1)	(5.4)	2.5	(5.5)	—	(13.5)

	Second quarter
	2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	0.4	13.1	(2.3)	(2.5)	—	8.7

Loss & LAE - accident year	83.2%	99.5%	76.9%	97.3%	—	88.8%
Commissions	21.2%	19.4%	23.7%	(4.1)%	—	20.5%
Underwriting expenses	1.6%	15.2%	6.9%	124.5%	—	10.3%
Combined ratio - accident year	106.0%	134.1%	107.5%	217.7%	—	119.6%
Net adverse (favourable) development	(6.8)%	(61.3)%	2.6%	(7.5)%	—	(26.9)%
Combined ratio - calendar year	99.2%	72.8%	110.1%	210.2%	—	92.7%

Gross premiums written	47.5	91.4	29.0	21.8	(15.1)	174.6
Net premiums written	45.6	68.1	24.8	7.9	—	146.4
Net premiums earned	46.6	47.9	22.8	2.2	—	119.5
Underwriting profit (loss)	0.4	13.1	(2.3)	(2.5)	—	8.7
Interest and dividends	5.6	4.1	1.6	1.0	—	12.3
Operating income (loss)	6.0	17.2	(0.7)	(1.5)	—	21.0
Net gains (losses) on investments	4.6	0.7	2.8	(2.1)	—	6.0
Pre-tax income (loss) before interest and other	10.6	17.9	2.1	(3.6)	—	27.0

For the six months ended June 30, 2012 and 2011

	First six months
	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	3.0	1.1	(0.6)	(6.6)	—	(3.1)

Loss & LAE - accident year	68.5%	76.9%	72.9%	86.9%	—	73.7%
Commissions	23.3%	23.1%	24.2%	2.5%	—	21.8%
Underwriting expenses	1.2%	15.5%	4.8%	45.8%	—	10.2%
Combined ratio - accident year	93.0%	115.5%	101.9%	135.2%	—	105.7%
Net adverse (favourable) development	3.8%	(16.8)%	(0.5)%	1.8%	—	(4.4)%
Combined ratio - calendar year	96.8%	98.7%	101.4%	137.0%	—	101.3%

Gross premiums written	107.3	184.6	68.5	55.1	(27.6)	387.9
Net premiums written	102.6	129.5	51.9	21.6	—	305.6
Net premiums earned	94.8	84.3	42.9	18.0	—	240.0
Underwriting profit (loss)	3.0	1.1	(0.6)	(6.6)	—	(3.1)
Interest and dividends	17.9	5.2	2.8	(0.7)	—	25.2
Operating income (loss)	20.9	6.3	2.2	(7.3)	—	22.1
Net gains (losses) on investments	(3.4)	(0.9)	3.0	2.2	—	0.9
Pre-tax income (loss) before interest and other	17.5	5.4	5.2	(5.1)	—	23.0

	First six months
	2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	(39.6)	(28.2)	(2.5)	(4.5)	—	(74.8)

Loss & LAE - accident year	113.4%	122.0%	77.6%	86.4%	—	110.8%
Commissions	23.2%	20.2%	18.6%	(11.7)%	—	20.8%
Underwriting expenses	1.5%	18.8%	7.4%	135.6%	—	11.0%
Combined ratio - accident year	138.1%	161.0%	103.6%	210.3%	—	142.6%
Net adverse (favourable) development	(2.9)%	(30.3)%	3.1%	2.7%	—	(12.1)%
Combined ratio - calendar year	135.2%	130.7%	106.7%	213.0%	—	130.5%

Gross premiums written	85.5	232.3	58.0	32.8	(50.1)	358.5
Net premiums written	83.5	131.5	47.6	3.2	—	265.8
Net premiums earned	112.3	91.8	37.5	4.0	—	245.6
Underwriting profit (loss)	(39.6)	(28.2)	(2.5)	(4.5)	—	(74.8)
Interest and dividends	11.6	8.7	1.9	1.1	—	23.3
Operating loss	(28.0)	(19.5)	(0.6)	(3.4)	—	(51.5)
Net gains (losses) on investments	2.2	(6.4)	0.4	(0.5)	—	(4.3)
Pre-tax loss before interest and other	(25.8)	(25.9)	(0.2)	(3.9)	—	(55.8)

Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. Refer to the Runoff section of this MD&A for a description of this transaction which has not been reflected in the table above. Had this reinsurance-to-close transaction been reflected in the table above, net premiums written and net premiums earned would have decreased by $62.2 and ceded losses on claims would have increased by $62.2 with the result that Advent’s underwriting profit would be unchanged in the first six months of 2012. The transfer of the net insurance liabilities of Syndicate 3330 to Runoff is consistent with the company’s strategy of consolidating all of its runoff operations under the supervision of RiverStone management and is expected to reduce the interest and dividend income and operating expenses of Advent in future periods.

The Insurance and Reinsurance – Other segment produced a combined ratio of 100.9% and an underwriting loss of $0.9 in the second quarter of 2012, compared to a combined ratio of 92.7% and an underwriting profit of $8.7 in the second quarter of 2011, with the deterioration in underwriting results reflecting a year-over-year decrease in the benefit of net favourable development of prior years' reserves, partially offset by lower current period catastrophe losses (net of reinstatement premiums) in the second quarter of 2012. The underwriting results in the second quarter of 2012 included 12.4 combined ratio points ($14.0) of net favourable development of prior years’ reserves (principally at Advent related to its property insurance line of business) compared to 26.9 combined ratio points ($32.2) of net favourable development of prior years’ reserves in the second quarter of 2011 (principally at Advent across most lines of business). Current period catastrophe losses (net of reinstatement premiums) totaled 6.8 combined ratio points ($7.6) in the second quarter of 2012 compared to 16.7 combined ratio points ($20.1) in the second quarter of 2011 (as set out in the table below).

The absence of the significant catastrophe events in the first six months of 2012, the magnitude of the Japan earthquake and tsunami and the New Zealand (Christchurch) earthquake which occurred in the comparable period of 2011, resulted in a significant improvement in the underwriting results of the Insurance and Reinsurance – Other segment (an underwriting loss of $3.1 and a combined ratio of 101.3% in the first six months of 2012 compared to an underwriting loss of $74.8 and combined ratio of 130.5% in the first six months of 2011). Current period catastrophe losses (net of reinstatement premiums) totaled 3.3 combined ratio points ($8.0) in the first six months of 2012 compared to 49.2 combined ratio points ($120.4) in the first six months of 2011 (as set out in the table below). The underwriting results in the first six months of 2012 included 4.4 combined ratio points ($10.5) of net favourable development of prior years’ reserves (principally at Advent related to its property insurance line of business) compared to 12.1 combined ratio points ($29.9) of net favourable development of prior years’ reserves in the first six months of 2011 (principally at Advent across most lines of business).

	Second quarter						First six months
	2012			2011			2012			2011
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Japan earthquake and tsunami	—	—		0.3	(0.1)		—	—		57.2	22.9
New Zealand (Christchurch) earthquake	—	—		2.9	2.7		—	—		27.7	11.4
U.S. tornados	—	—		17.7	14.6		—	—		17.7	6.6
Australian storms and Cyclone Yasi	—	—		(0.8)	(0.7)		—	—		17.8	7.2
Other	7.6	6.8		—	—		8.0	3.3		—	—
	7.6	6.8	points	20.1	16.7	points	8.0	3.3	points	120.4	49.2	points

(1) Net of reinstatement premiums.
Gross premiums written by the Insurance and Reinsurance – Other segment increased by $7.4 or 4.2% in the second quarter of 2012 compared to the second quarter of 2011, primarily reflecting increased gross premiums written by Group Re (principally related to growth in third party catastrophe reinsurance and retrocessional business that reflected improving terms and conditions, partially offset by decreased assumed premiums related to the reinsurance programs of Northbridge and Advent) and Fairfax Brasil (principally related to liability and marine lines of business), partially offset by decreased gross premiums written by Advent (primarily as a result of the non-renewal of certain classes of business where terms and conditions were considered inadequate, lower reinstatement premiums due in the second quarter of 2012 as a result of reduced catastrophe losses year-over-year and premium adjustments ($11.8) recognized in the second quarter of 2012 to reflect revisions to estimates of reinstatement premiums receivable by Advent in respect of the 2010 and 2011 catastrophe events). Net premiums written by the Insurance and Reinsurance – Other segment increased by $1.9 or 1.3% in the second quarter of 2012 reflecting the same factors which affected gross premiums written and also included a decrease in third party reinsurance purchased by Advent in the second quarter of 2012 as a result of the reduction in writings of catastrophe exposed business year-over-year. Since the majority of the increases to third party net premium written by Group Re and Fairfax Brasil (described above) were unearned at June 30, 2012, net premiums earned by the Insurance and Reinsurance – Other segment decreased by $6.8 or 5.7%, primarily as a result of the lower net premiums earned by Advent related to the factors described above.

Gross premiums written by the Insurance and Reinsurance – Other segment increased by $29.4 or 8.2% in the first six months of 2012 compared to the first six months of 2011. Gross premiums written and net premiums written by Group Re in the first six months of 2012 increased by 25.5% and 22.9%, respectively, primarily as a result of the unearned premium portfolio transfer of $42.3 (as described in the Northbridge section in this MD&A) which suppressed the gross premiums written and net premiums written by Group Re in the first six months of 2011. Excluding the unearned premium portfolio transfer in the first six months of 2011, Group Re’s gross premiums written, net premiums written and net premiums earned decreased by 16.0%, 18.4% and 15.6%, respectively, primarily as a result of decreased assumed premiums related to the reinsurance programs of Northbridge and Advent, partially offset by growth in third party catastrophe business discussed above. The changes in gross premiums written by Advent and Fairfax Brasil in the first six months of 2012 compared to the first six months of 2011 primarily reflected the same factors which affected gross premiums written in the second quarter of 2012. Net premiums written (excluding the impact of the unearned premium portfolio transfer of $42.3) and net premiums earned by the Insurance and Reinsurance – Other segment decreased by 0.8% and 2.3%, respectively, in the first six months of 2012 relative to the first six months of 2011 consistent with the year-over-year decrease of 3.2% in gross premiums written (also excluding the impact of the unearned premium portfolio transfer of $42.3).

Interest and dividend income of $6.8 in the second quarter of 2012 decreased from $12.3 in the second quarter of 2011, primarily reflecting decreases at Group Re (principally related to decreased holdings in the second quarter of 2012 of fixed income securities year-over-year and withholding tax paid on a non-recurring dividend from an affiliate) and at Advent (principally as a result of sales during the fourth quarter of 2011 of higher yielding government bonds where the proceeds were reinvested into lower yielding cash and short term investments), partially offset by Group Re’s share of the profit of an associate which it acquired from Fairfax during the first quarter of 2012. The year-over-year decrease in net gains on investments (as set out in the table below), decreased underwriting profitability and decreased interest and dividend income, produced a pre-tax loss before interest and other of $13.5 in the second quarter of 2012, compared to pre-tax income before interest and other of $27.0 in the second quarter of 2011.

Interest and dividend income of $25.2 in the first six months of 2012 increased from $23.3 in the first six months of 2011, primarily reflecting the same factors which affected interest and dividend income in the second quarter of 2012. The year-over-year increase in underwriting profitability, increased net gains on investments (as set out in the table below) and increased interest and dividend income, produced pre-tax income before interest and other of $23.0 in the first six months of 2012 compared to a pre-tax loss before interest and other of $55.8 in the first six months of 2011.

	Second quarter		First six months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	(36.1)	(1.9)	(10.6)	5.7
Equity hedges	6.6	0.1	(11.7)	(1.0)
Bonds	9.8	12.5	19.9	0.3
Preferred stocks	(0.5)	(1.4)	1.7	2.1
CPI-linked derivatives	1.0	(4.1)	(0.1)	(11.4)
Foreign currency	(0.3)	0.9	1.6	(0.1)
Other	0.1	(0.1)	0.1	0.1
Net gains (losses) on investments	(19.4)	6.0	0.9	(4.3)
During the first and second quarters of 2012, Fairfax made capital contributions of $5.8 and $7.1, respectively, to Fairfax Brasil to support its growth. During the second quarter of 2012, Fairfax made a capital contribution of $11.0 to Advent.

Runoff

	Second quarter		First six months
	2012	2011	2012	2011
Gross premiums written	0.6	(0.6)	—	118.7
Net premiums written	(0.1)	(0.7)	(0.1)	118.8
Net premiums earned	4.4	1.7	5.7	123.6
Losses on claims	(5.3)	(4.5)	(8.8)	(127.0)
Operating expenses	(13.8)	(23.6)	(31.6)	(48.3)
Interest and dividends	21.7	25.6	44.6	56.8
Operating income (loss)	7.0	(0.8)	9.9	5.1
Net gains on investments	71.9	145.7	123.0	188.0
Pre-tax income before interest and other	78.9	144.9	132.9	193.1

During the first six months of 2012, the company undertook several steps as part of a plan to wind up the operations of nSpire Re (the "voluntary liquidation"). In the first quarter of 2012, all of the reinsurance contracts between nSpire Re and RiverStone (UK) were commuted (with no impact on the Runoff segment or the company's interim consolidated financial reporting) and during the second quarter of 2012, the remaining reinsurance contracts between nSpire Re and other Fairfax affiliates were novated to Wentworth Insurance Company Ltd. (reported within the Group Re operating segment of the Insurance and Reinsurance - Other reporting segment). The Group Re operating segment received $17.7 of cash and investments as consideration for the assumption of net loss reserves of $17.7. These novations had no impact on the company's interim consolidated financial reporting, however, in its segmented financial reporting, the company recorded this transaction as a loss portfolio transfer with the assets acquired and liabilities assumed by Group Re recognized on the Group Re segment balance sheet. The Group Re and Runoff segment income statements remained unaffected by these novations.

Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. This reinsurance-to-close transaction resulted in the receipt by Syndicate 3500 of $49.5 of cash and investments and $12.7 of other net assets (primarily consisting of net insurance contract receivables) as consideration for the assumption of net loss reserves of $62.2. In its assessment of the performance of Advent and Runoff, the company’s management does not consider the initial effects of this reinsurance-to-close transaction between related parties and accordingly, the tables which set out the operating results of Advent and Runoff do not give effect to this transaction. Had this reinsurance-to-close transaction been reflected in the tables above, gross premiums written, net premiums written and net premiums earned would have increased by $62.2 and losses on claims would have increased by $62.2 with the result that Runoff’s operating loss would be unchanged in the first six months of 2012.

Effective January 1, 2012, all of the net insurance liabilities of Syndicate 535 and Syndicate 1204 were novated to Syndicate 3500. The novation of the net insurance liabilities of Syndicate 535 and Syndicate 1204 resulted in the receipt by Syndicate 3500 of $9.6 of cash and investments and $5.0 of other net assets as consideration for the assumption of net loss reserves of $14.6. Syndicate 535 and Syndicate 1204 are Lloyd’s syndicates that were unrelated to Fairfax and its affiliates prior to the transaction. In its interim consolidated financial reporting, the company recorded this transaction as a loss portfolio transfer with the assets acquired and liabilities assumed recognized on the consolidated balance sheet. The consolidated income statement remained unaffected by this transaction.

On December 31, 2011, Crum & Forster effectively reinsured 100% of its net latent exposures through the cession to Runoff (Clearwater Insurance) of substantially all of its liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998, exclusive of workers’ compensation and surety related liabilities. Pursuant to this transaction, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities.

On July 1, 2011, the company reclassified the assets, liabilities and results of operations of Valiant Insurance, a wholly-owned subsidiary of First Mercury, from the U.S. Insurance reporting segment to the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to the TIG Group. Periods prior to July 1, 2011, have not been restated as the impact was not significant.

On January 1, 2011, Syndicate 3500 accepted the reinsurance-to-close of all of the net insurance liabilities of Syndicate 376. This reinsurance-to-close transaction resulted in the receipt by Syndicate 3500 of $114.8 of cash and investments and $4.8 of other assets (primarily consisting of net insurance contract receivables) as consideration (reported as premiums in the table above) for the assumption of net loss reserves of $119.6 (reported as losses on claims in the table above). Prior to January 1, 2011, Syndicate 376 was unrelated to Fairfax and its affiliates.

The Runoff segment pre-tax income before interest of $78.9 in the second quarter of 2012, decreased from pre-tax income before interest of $144.9 in the second quarter of 2011. The decrease primarily reflected lower net gains on investments (as set out in the table below), partially offset by operating income which increased to $7.0 in the second quarter of 2012, compared to an operating loss of $0.8 in the second quarter of 2011. The increased operating income in the second quarter of 2012, relative to the second quarter of 2011, principally reflected decreased operating expenses, a modest increase in net premiums earned and decreased interest and dividends. Net premiums earned in the second quarter and first six months of 2012 relate to the amortization of unearned premiums associated with the GFIC warranty line of business and are offset by an equal amount included in losses on claims. Losses on claims of $5.3 in the second quarter of 2012, primarily reflected incurred losses of $61.7 in U.S. Runoff (principally related to net strengthening of asbestos and general liability reserves), partially offset by net favourable reserve development in European Runoff (primarily related to favourable emergence on reserves across all lines of business).

The decrease in operating expenses (operating expenses of $13.8 in the second quarter of 2012 compared to $23.6 in the second quarter of 2011) primarily reflected cost reductions at nSpire Re as a result of the voluntary liquidation, partially offset by increased operating costs related to the acquisition and reinsurance transactions undertaken by Runoff during 2011 and the first quarter of 2012 as described above. The decrease in interest and dividend income from $25.6 in the second quarter of 2011 to $21.7 in the second quarter of 2012, primarily related to increased total return swap expenses (short equity index total return swaps were used to hedge U.S. Runoff’s equity exposure effective from June 2011) and lower investment income earned as a result of sales during 2011 of higher yielding bonds, primarily U.S. treasury bonds, where the proceeds were reinvested into lower yielding cash and short term investments and common stocks. This was partially offset by increased interest and dividends earned on a higher average investment portfolio on a year-over-year basis as a result of the acquisition and reinsurance transactions undertaken by Runoff during 2011 and the first quarter of 2012 as described above and decreased investment administration fees.

The Runoff segment pre-tax income before interest of $132.9 in the first six months of 2012, decreased from pre-tax income before interest of $193.1 in the first six months of 2011. The decrease primarily reflected lower net gains on investments (as set out in the table below), partially offset by operating income which increased to $9.9 in the first six months of 2012, compared to operating income of $5.1 in the first six months of 2011. The increased operating income (excluding the impact of the reinsurance-to-close of Syndicate 376) in the first six months of 2012 relative to the first six months of 2011, principally reflected decreased operating expenses and a modest increase in net premiums earned, partially offset by decreased interest and dividend income. Losses on claims of $8.8 in the first six months of 2012 were primarily comprised of the amounts described above related to the second quarter of 2012. Losses on claims of $127.0 in the first six months of 2011, were principally comprised of $119.6 of net loss reserves assumed by European Runoff in connection with the reinsurance-to-close of Syndicate 376. The decrease in operating expenses (operating expenses of $31.6 in the first six months of 2012, compared to $48.3 in the first six months of 2011) was primarily as a result of the same factors which decreased operating expenses in the second quarter of 2012 and also reflected the release of a provision following the resolution in favour of the company of a dispute with a European taxation authority related to value added tax. The decrease in interest and dividend income from $56.8 in the first six months of 2011 to $44.6 in the first six months of 2012, primarily reflected the same factors which decreased interest and dividend income in the second quarter of 2012.

	Second quarter		First six months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	(105.0)	88.7	59.9	149.5
Equity hedges	57.6	(6.6)	(16.2)	(11.9)
Bonds	121.4	70.7	87.6	59.8
Preferred stocks	(4.2)	(1.6)	(4.1)	2.6
CPI-linked and other derivatives	1.5	(9.3)	(7.6)	(22.9)
Foreign currency	(3.1)	3.9	(0.2)	11.0
Other	3.7	(0.1)	3.6	(0.1)
Net gains on investments	71.9	145.7	123.0	188.0

Runoff paid cash dividends of $177.6 (2011 – $105.0) and dividends-in-kind (marketable securities) of $126.2 (2011 – nil) to Fairfax during the first six months of 2012.

Other (1)

	Second quarter		First six months
	2012	2011	2012	2011
Revenue	178.6	146.8	383.6	301.2
Expenses	(178.6)	(144.8)	(377.8)	(293.4)
Pre-tax income before interest and other	—	2.0	5.8	7.8
Interest expense	(0.1)	(0.1)	(0.2)	(0.5)
Pre-tax income (loss)	(0.1)	1.9	5.6	7.3

(1)
These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley and the inclusion of the results of operations of William Ashley, Sporting Life and Prime Restaurants since their respective acquisition dates of August 16, 2011, December 22, 2011 and January 10, 2012.

The Other reporting segment is comprised of the results of operations of Ridley, William Ashley, Sporting Life and Prime Restaurants. Ridley is one of North America’s leading animal nutrition companies and operates in the U.S. and Canada. William Ashley (a prestige retailer of exclusive tableware and gifts in Canada), Sporting Life (a Canadian retailer of sporting goods and sports apparel) and Prime Restaurants (franchises, owns and operates a network of casual dining restaurants and pubs in Canada) were included in the Other reporting segment since their respective acquisition dates of August 16, 2011, December 22, 2011, and January 10, 2012, pursuant to the transactions described in note 15 to the interim consolidated financial statements for the three and six months ended June 30, 2012, and note 23 to the consolidated financial statements for the year ended December 31, 2011, in the company’s 2011 Annual Report.

Ridley’s revenue and expenses fluctuate with changes in raw material prices. Ridley’s revenue was $148.7 in the second quarter of 2012 ($316.0 in the first six months of 2012) compared with revenue of $146.8 in the second quarter of 2011 ($301.2 in the first six months of 2011). The year-over-year increase in revenue is primarily the result of higher raw material prices. The remaining revenue and expenses included in the Other reporting segment were comprised of the revenue and expenses of William Ashley, Sporting Life and Prime Restaurants.

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of interest and dividend income and net gains (losses) on investments is presented in the Investments section in this MD&A.

Interest Expense

Consolidated interest expense of $51.6 and $104.5 in the second quarter and first six months of 2012 (compared to $55.0 and $108.2 in the second quarter and first six months of 2011), respectively, reflected decreased interest expense resulting from repurchases during 2011 of $298.2, $323.8 and $35.9 principal amounts of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes, respectively, the repayment on maturity of $86.3 principal amount of Fairfax unsecured senior notes due April 26, 2012 and the redemption by Crum & Forster in the second quarter of 2012 of $6.2 of its unsecured senior notes due 2017. This decrease was partially offset by the issuances during 2011 of $500.0 and Cdn$400.0 principal amounts of Fairfax unsecured senior notes and interest expense on First Mercury’s trust preferred securities (assumed on February 9, 2011) net of subsequent redemptions and repurchases. Consolidated interest expense is comprised of the following:

	Second quarter		First six months
	2012	2011	2012	2011
Fairfax	39.6	38.6	80.5	71.7
Crum & Forster	0.6	5.0	1.3	13.0
Zenith National	0.9	0.9	1.7	1.7
OdysseyRe	7.0	7.1	13.9	14.8
Advent	1.1	1.1	2.3	2.2
Runoff (TIG)	2.3	2.2	4.6	4.3
Other	0.1	0.1	0.2	0.5
	51.6	55.0	104.5	108.2

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	Second quarter		First six months
	2012	2011	2012	2011
Fairfax corporate overhead	26.6	30.3	48.0	60.1
Subsidiary holding companies' corporate overhead	12.6	37.6	23.9	51.4
Holding company interest and dividends	(0.5)	(6.5)	6.7	(10.9)
Holding company net (gains) losses on investments	(4.2)	(42.9)	107.6	(26.4)
Investment management and administration fees	(9.1)	(21.6)	(28.4)	(47.9)
	25.4	(3.1)	157.8	26.3

Fairfax corporate overhead expense in the second quarter and first six months of 2012 of $26.6 and $48.0, respectively, decreased from $30.3 and $60.1 in the second quarter and first six months of 2011, respectively, primarily due to lower legal expenses. Subsidiary holding companies’ corporate overhead expense in the second quarter and first six months of 2012 of $12.6 and $23.9, respectively, decreased from $37.6 and $51.4 in the second quarter and first six months of 2011, respectively, primarily as a result of non-recurring personnel and restructuring costs incurred in the first six months of 2011 at Northbridge (related in part to the rebranding of three of its operating subsidiaries under Northbridge Insurance) and Crum & Forster (related to the integration of First Mercury). Interest and dividends earned on holding company cash and investments of $9.8 and $14.3 in the second quarter and first six months of 2012, respectively, decreased from $14.2 and $24.6 in the second quarter and first six months of 2011, respectively (prior to giving effect to total return swap expenses of $9.3 and $7.7 in the second quarters of 2012 and 2011, respectively, and $21.0 and $13.7 in the first six months of 2012 and 2011, respectively, which is reported as a reduction of interest and dividend income), primarily as a result of decreased holdings year-over-year of a high-yielding corporate debt security and long term U.S. treasury bonds. The increase in total return swap expenses in the second quarter and first six months of 2012 relative to the comparable periods in the prior year was principally attributable to additional short positions in individual equities effected through equity total return swaps on a year-over-year basis. Net gains and losses on investments at the holding company were comprised as shown in the table below. Investment management and administration fees of $9.1 and $28.4 in the second quarter and first six months of 2012, respectively, decreased from $21.6 and $47.9 in the second quarter and first six months of 2011, respectively, primarily as a result of decreased performance-based investment management fees on a year-over-year basis (and adjustments to the fees payable in respect of the prior year in connection with the decrease in the first six months of 2012).

	Second quarter		First six months
	2012	2011	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	(47.0)	(23.0)	(15.9)	11.0
Equity hedges	82.5	57.7	(102.7)	(32.5)
Bonds	2.1	21.2	35.8	30.9
Preferred stocks	(7.7)	(10.5)	(10.3)	14.5
Foreign currency	(13.9)	4.9	(12.3)	11.1
Other	(11.8)	(7.4)	(2.2)	(8.6)
Net gains (losses) on investments	4.2	42.9	(107.6)	26.4

Income Taxes

The $18.3 and $15.9 provision for income taxes in the second quarter and first six months of 2012, respectively, differed from the income tax provision that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the earnings before income taxes of $113.8 and $111.5, respectively, primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities, and capital gains only 50% taxable in Canada) and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, partially offset by unrecorded income tax losses.

The $15.6 and $172.2 recovery of income taxes in the second quarter and first six months of 2011, respectively, differed from the company’s Canadian statutory income tax rate of 28.3% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, and the utilization of previously unrecorded income tax losses.

Non-controlling Interests

The attribution of net earnings to the non-controlling interests is comprised of the following:

	Second quarter		First six months
	2012	2011	2012	2011
Ridley	0.1	(0.1)	1.2	0.8
Fairfax Asia	0.4	0.4	0.6	0.6
Prime Restaurants	0.4	—	0.6	—
Sporting Life	(0.4)	—	(0.5)	—
	0.5	0.3	1.9	1.4

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Holding company cash and investments decreased to $1,012.0 ($965.8 net of $46.2 of holding company short sale and derivative obligations) at June 30, 2012, compared to $1,026.7 at December 31, 2011 ($962.8 net of $63.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first six months of 2012 are as set out in the Financial Condition section in this MD&A under the heading of Liquidity.

Insurance contract receivables increased by $313.9 to $2,049.3 at June 30, 2012 from $1,735.4 at December 31, 2011, primarily as a result of larger year-over-year premiums receivable balances at OdysseyRe ($157.4), Zenith National ($94.2) and Crum & Forster ($11.7) consistent with changes in those operating companies’ premium volumes.

Portfolio investments comprise investments carried at fair value and equity accounted investments (at June 30, 2012, the latter primarily included the company’s investments in Gulf Insurance, ICICI Lombard, Cunningham Lindsey Group, The Brick and other partnerships and trusts), the aggregate carrying value of which was $23,361.7 at June 30, 2012 ($23,176.6 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2011, of $23,466.0 ($23,359.7 net of subsidiary short sale and derivative obligations). The net $183.1 decrease in the aggregate carrying value of portfolio investments at June 30, 2012, compared to December 31, 2011 (net of subsidiary short sale and derivative obligations), primarily reflected net cash paid in connection with the reset provisions of the company’s long and short equity and equity index total return swap derivative contracts, the payment of dividends to Fairfax and net cash used in operating activities, partially offset by net unrealized appreciation of government bonds and bonds issued by U.S. states and municipalities and equity and equity-related holdings.

Major movements in portfolio investments in the first six months of 2012 included the following: subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,068.5, primarily reflecting the reinvestment into cash and short term investments of the proceeds on the sale of bonds (discussed below), the partial repayment of an intercompany loan receivable from the holding company ($84.6) and capital contributions from the holding company to Fairfax Brasil and Advent ($23.9), partially offset by net cash paid in connection with the reset provisions of the company’s long and short equity and equity index total return swap derivative contracts, the payment of cash dividends to Fairfax of $332.4 and net cash used in operating activities. Bonds decreased by $987.3, primarily reflecting the sale of U.S. and U.K. treasury and Canadian government bonds, partially offset by net unrealized appreciation of bonds (principally net unrealized appreciation of government bonds and bonds issued by U.S. states and municipalities). Common stocks increased by $143.2, primarily reflecting net unrealized appreciation of common stocks and purchases of certain limited partnerships, partially offset by a dividend-in-kind of $106.4 paid by Runoff to Fairfax. The increase of $61.8 related to investments in associates primarily reflected investments made in certain limited partnerships and the acquisition of Thai Re, partially offset by the sale of Fibrek as described in note 6 to the interim consolidated financial statements for the three and six months ended June 30, 2012. Derivatives and other invested assets net of short sale and derivative obligations decreased $181.5, principally as a result of net unrealized depreciation related to CPI-linked derivatives, the decreased investment in credit related warrants (such warrants were exercised during the second quarter of 2012) and increased net liabilities payable to counterparties to the company’s long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Recoverable from reinsurers increased by $90.2 to $4,288.3 at June 30, 2012 from $4,198.1 at December 31, 2011, with the increase primarily related to the recoverable from reinsurers balances acquired by Runoff in connection with the Syndicate 535 and Syndicate 1204 transactions, increased recoverable from reinsurers related to OdysseyRe’s crop insurance business and increased business volumes at Fairfax Asia and Fairfax Brasil.

Deferred income taxes represent amounts expected to be recovered in future years. The deferred income tax asset increased by $23.8 to $652.0 at June 30, 2012, from $628.2 at December 31, 2011, with the change primarily attributable to increased operating loss carryovers in the U.S., partially offset by increased temporary differences related to net unrealized appreciation of investments during the first six months of 2012.

Goodwill and intangible assets of $1,177.0 at June 30, 2012 increased by $61.8 from $1,115.2 at December 31, 2011, primarily as a result of the acquisition of Prime Restaurants which increased goodwill and intangible assets by $63.4 (as described in note 15 to the interim consolidated financial statements for the three and six months ended June 30, 2012).

Other assets increased by $2.0 to $823.4 at June 30, 2012 from $821.4 at December 31, 2011, primarily as a result of increased income taxes refundable balances, the consolidation of the other assets of Prime Restaurants and the increase in receivables for securities sold but not yet settled, partially offset by decreased accrued interest and dividends and a decrease in inventory primarily at Sporting Life and Ridley. Income taxes refundable increased by $39.7 to $124.9 at June 30, 2012 from $85.2 at December 31, 2011, primarily as a result of the accrual of income taxes refundable in connection with the operating losses incurred in first six months of 2012, principally at Northbridge.

Provision for losses and loss adjustment expenses decreased by $132.2 to $17,100.0 at June 30, 2012 from $17,232.2 at December 31, 2011, with the decrease primarily reflecting payments made in connection with the 2011 catastrophe losses and the continued progress by Runoff in settling its remaining claims, partially offset by increased provision for losses and loss adjustment expenses as a result of increased business volume at Fairfax Asia and Fairfax Brasil and the provision for losses and loss adjustment expenses assumed by Runoff in connection with the Syndicate 535 and Syndicate 1204 transactions.

Non-controlling interests increased by $6.5 to $52.4 at June 30, 2012 from $45.9 at December 31, 2011, principally as a result of the acquisition of Prime Restaurants, as described in note 15 to the interim consolidated financial statements for the three and six months ended June 30, 2012, and net earnings attributable to non-controlling interests, partially offset by dividends paid to non-controlling interests by Ridley. The non-controlling interests balance at June 30, 2012 and December 31, 2011, primarily related to Ridley.

Investments

Net Gains (Losses) on Investments
Net gains on investments of $71.5 and $30.6 in the second quarter and first six months of 2012, respectively ($119.6 and $18.1 in the second quarter and first six months of 2011, respectively) were comprised as shown in the following table:

	Second quarter
	2012					2011
			Mark-to-market				Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the period		(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments
Common Stocks	11.1		(5.9)	(470.4)	(465.2)	252.8	(189.0)	(164.4)	(100.6)
Preferred stocks - convertible	—		—	(30.9)	(30.9)	—	—	(61.6)	(61.6)
Bonds - convertible	—		—	5.0	5.0	(6.2)	9.0	40.4	43.2
Gain on disposition of associate	29.8	—	—	—	29.8	—	—	—	—
Other equity derivatives(1)	—		—	(122.6)	(122.6)	142.8	(136.1)	(7.0)	(0.3)
Equity and equity-related holdings	40.9		(5.9)	(618.9)	(583.9)	389.4	(316.1)	(192.6)	(119.3)
Equity hedges	(7.2)		2.5	394.1	389.4	—	—	119.0	119.0
Equity and equity-related holdings after equity hedges	33.7		(3.4)	(224.8)	(194.5)	389.4	(316.1)	(73.6)	(0.3)
Bonds	235.7		(206.0)	252.5	282.2	53.7	(37.4)	244.0	260.3
Preferred stocks	0.4		(0.3)	(1.5)	(1.4)	0.7	(0.6)	(0.3)	(0.2)
CPI-linked derivatives	—		—	7.0	7.0	—	—	(118.0)	(118.0)
Other derivatives	28.3		(18.5)	(5.3)	4.5	2.5	2.2	(19.0)	(14.3)
Foreign currency	(3.7)		(0.7)	(21.7)	(26.1)	(18.8)	(35.2)	46.6	(7.4)
Other	0.1		—	(0.3)	(0.2)	(0.6)	—	0.1	(0.5)
Net gains (losses) on investments	294.5		(228.9)	5.9	71.5	426.9	(387.1)	79.8	119.6

Net gains (losses) on bonds is comprised as follows:
Government bonds	230.9		(200.2)	192.6	223.3	20.0	(23.0)	5.4	2.4
U.S. states and municipalities	(2.9)		2.3	72.9	72.3	(0.5)	—	262.7	262.2
Corporate and other	7.7		(8.1)	(13.0)	(13.4)	34.2	(14.4)	(24.1)	(4.3)
	235.7		(206.0)	252.5	282.2	53.7	(37.4)	244.0	260.3

(1)	Other equity derivatives include equity total return swaps-long positions, equity call options and warrants.

	First six months
	2012				2011
		Mark-to-market				Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments
Common Stocks	76.6	(63.0)	17.9	31.5	316.6	(174.5)	108.4	250.5
Preferred stocks - convertible	—	—	(16.0)	(16.0)	—	—	106.4	106.4
Bonds - convertible	—	—	106.8	106.8	(4.1)	28.5	92.3	116.7
Gain on disposition of associate	29.8	—	—	29.8	—	—	—	—
Other equity derivatives(1)	—	—	102.0	102.0	162.8	(141.1)	7.8	29.5
Equity and equity-related holdings	106.4	(63.0)	210.7	254.1	475.3	(287.1)	314.9	503.1
Equity hedges	(7.2)	0.3	(426.3)	(433.2)	—	—	(309.4)	(309.4)
Equity and equity-related holdings after equity hedges	99.2	(62.7)	(215.6)	(179.1)	475.3	(287.1)	5.5	193.7
Bonds	245.4	(358.2)	427.6	314.8	74.3	(66.7)	112.4	120.0
Preferred stocks	0.5	(0.3)	(0.2)	—	1.0	(1.0)	(0.4)	(0.4)
CPI-linked derivatives	—	—	(61.0)	(61.0)	—	—	(285.2)	(285.2)
Other derivatives	65.4	(24.1)	(39.8)	1.5	(0.6)	22.0	(34.1)	(12.7)
Foreign currency	(22.7)	(11.8)	(12.5)	(47.0)	(59.6)	35.0	27.7	3.1
Other	2.2	(0.1)	(0.7)	1.4	(0.5)	—	0.1	(0.4)
Net gains (losses) on investments	390.0	(457.2)	97.8	30.6	489.9	(297.8)	(174.0)	18.1

Net gains (losses) on bonds is comprised as follows:
Government bonds	233.9	(347.2)	150.5	37.2	10.7	(18.2)	(128.0)	(135.5)
U.S. states and municipalities	(3.0)	(0.1)	249.0	245.9	(1.3)	2.3	272.5	273.5
Corporate and other	14.5	(10.9)	28.1	31.7	64.9	(50.8)	(32.1)	(18.0)
	245.4	(358.2)	427.6	314.8	74.3	(66.7)	112.4	120.0

(1)	Other equity derivatives include equity total return swaps-long positions, equity call options and warrants.

Equity and equity related holdings: The company has protected its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equities, the Russell 2000 index, the S&P 500 index and the S&P/TSX 60 index (the "indexes") as set out in the table below. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equity securities. In the first six months of 2012, the company’s equity and equity-related holdings after equity hedges produced a net loss of $179.1 ($194.5 in the second quarter of 2012) compared to a net gain of $193.7 in the first six months of 2011 (net loss of $0.3 in the second quarter of 2011). At June 30, 2012, equity hedges with a notional amount of $7,467.0 ($7,135.2 at December 31, 2011) represented 104.2% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,163.2 ($6,822.7 at December 31, 2011). The company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure. This situation may arise due to the timing of opportunities for the company to exit and enter hedges at attractive prices, as a result of a decision by the company to hedge an amount less than the company’s full equity exposure or as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity risk. Refer to note 16 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s interim consolidated financial statements for the three and six months ended June 30, 2012, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	June 30, 2012			December 31, 2011
Underlying equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average index value
Russell 2000	52,881,400	3,501.9	662.22	52,881,400	3,501.9	662.22
S&P 500	10,532,558	1,117.3	1,060.84	12,120,558	1,299.3	1,071.96
S&P/TSX 60	13,044,000	206.1	641.12	—	—	—
Other equity indices	—	140.0	—	—	140.0	—
Individual equity securities	—	1,622.4	—	—	1,597.3	—

(1)    The aggregate notional amounts on the dates that the short positions were first initiated.

Bonds: Net gains on bonds of $282.2 and $314.8 in the second quarter and first six months of 2012, respectively ($260.3 and $120.0 in the second quarter and first six months of 2011, respectively) were primarily comprised of net mark-to-market gains on government bonds and bonds issued by U.S. states and municipalities (primarily as a result of the effect of decreasing interest rates during the second quarter and first six months of 2012).

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At June 30, 2012, these contracts have a remaining weighted average life of 8.1 years (8.6 years at December 31, 2011), a notional amount of $45.9 billion ($46.5 billion at December 31, 2011) and fair value of $142.2 ($208.2 at December 31, 2011). The company’s CPI-linked derivative contracts produced an unrealized gain of $7.0 and an unrealized loss of $61.0 in the second quarter and first six months of 2012, respectively (2011 – unrealized loss of $118.0 and $285.2, respectively). The unrealized loss in the first six months of 2012 was primarily as a result of increases in the values of the CPI indices underlying those contracts. Refer to the analysis in note 7 (Short Sale and Derivative Transactions) under the heading of CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three and six months ended June 30, 2012, for a discussion of the company’s economic hedge against the potential adverse financial impact on the company of decreasing price levels.

Interest and Dividends

Consolidated interest and dividend income of $104.9 in the second quarter of 2012 decreased by 46.2% from $195.1 in the second quarter of 2011, primarily as a result of sales during 2011 and 2012 of higher yielding government bonds (principally U.S. and U.K. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks. The decrease was also caused by a year-over-year increase in total return swap expense ($46.6 in the second quarter of 2012 compared to $19.5 in the second quarter of 2011) primarily attributable to the timing of dividends payable (described below) and additional short positions effected through equity total return swaps in the latter part of 2011. Consolidated interest and dividend income of $234.5 in the first six months of 2012 decreased by 37.2% from $373.6 in the first six months of 2011, primarily as a result of the same factors which decreased interest and dividend income in the second quarter of 2012. Total return swap expenses was $86.2 in the first six months of 2012 compared to $45.6 in the first six months of 2011. Approximately $19.9 of the increase in total return swap expenses in the second quarter and first six months of 2012, related to the timing of the declaration date of the dividend on the security underlying a significant proportion of the company's short total return swaps (iShares Russell 2000 Index). In 2011, this dividend was payable in July, whereas in 2012, this dividend was payable in June.

The share of profit of associates was $8.9 in the second quarter of 2012 compared to the share of profit of associates of $10.9 in the second quarter of 2011. The share of profit of associates of $0.2 in the first six months of 2012 included $18.8 related to the company’s share of Fibrek’s net loss (principally comprised of an impairment charge) compared to the share of profit of associates of $4.3 in the first six months of 2011 which included $13.5 related to the company’s share of ICICI Lombard’s net loss (principally comprised of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool).

Financial Risk Management

The primary goals of the company’s risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at June 30, 2012, compared to those identified at December 31, 2011, and disclosed in the company’s 2011 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2012.

Financial Condition

Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	June 30, 2012	December 31, 2011
Holding company cash and investments (net of short sale and derivative obligations)	965.8	962.8

Holding company debt	1,994.4	2,080.6
Subsidiary debt	636.4	623.9
Other long term obligations – holding company	316.7	314.0
Total debt	2,947.5	3,018.5
Net debt	1,981.7	2,055.7

Common shareholders’ equity	7,263.5	7,427.9
Preferred stock	1,166.4	934.7
Non-controlling interests	52.4	45.9
Total equity	8,482.3	8,408.5

Net debt/total equity	23.4%	24.4%
Net debt/net total capital(1)	18.9%	19.6%
Total debt/total capital(2)	25.8%	26.4%
Interest coverage(3)	2.1x	1.0x
Interest and preferred share dividend distribution coverage(4)	1.5x	0.7x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory tax rate.

Holding company debt (including other long term obligations) at June 30, 2012, decreased by $83.5 to $2,311.1 from $2,394.6 at December 31, 2011, primarily reflecting the repayment on maturity of $86.3 principal amount of Fairfax unsecured senior notes due April 26, 2012.

Subsidiary debt at June 30, 2012, increased by $12.5 to $636.4 from $623.9 at December 31, 2011, primarily reflecting the consolidation of Prime Restaurants' subsidiary indebtedness ($2.9) subsequent to its acquisition on January 10, 2012, as described in note 15 to the interim consolidated financial statements for the three and six months ended June 30, 2012, additional subsidiary indebtedness incurred by Ridley ($9.5) and Sporting Life ($5.4), partially offset by the redemption by Crum & Forster of $6.2 principal amount its unsecured senior notes due May 2017.

Common shareholders' equity at June 30, 2012, decreased by $164.4 to $7,263.5 from $7,427.9 at December 31, 2011, primarily as a result of the company’s payments of dividends on its common and preferred shares ($234.3), the recognition of actuarial losses on its defined benefit plans (including those of its associates) in retained earnings ($13.4) and the net repurchase of subordinate voting shares for treasury ($17.2), partially offset by net earnings attributable to shareholders of Fairfax ($93.7) and the effect of increased accumulated other comprehensive income (an increase of $0.7 in the first six months of 2012, primarily reflecting a net increase in foreign currency translation).

The changes in holding company debt, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 18.9% at June 30, 2012, from 19.6% at December 31, 2011, as a result of increased preferred stock (primarily reflecting the issuance of Series K preferred shares in the first quarter of 2012), decreased holding company debt, increased non-controlling interests recorded on the acquisition of Prime Restaurants and a modest increase in holding company cash and investments (discussed in the Liquidity section in this MD&A), partially offset by the decrease in common shareholders’ equity (described above) and increased subsidiary debt. The consolidated total debt/total capital ratio decreased to 25.8% at June 30, 2012 from 26.4% at December 31, 2011, as a result of increased preferred stock and decreased holding company debt, partially offset by decreased common shareholders’ equity and increased subsidiary debt.

The company believes that cash and investments net of short sale and derivative obligations at June 30, 2012, of $965.8 ($962.8 at December 31, 2011) provide adequate liquidity to meet the holding company’s remaining known obligations in 2012 and for the foreseeable future. The company’s remaining known obligations in 2012 and the sources of liquidity available to the holding company are described below under the heading of Liquidity.

Liquidity

Holding company cash and investments at June 30, 2012, totaled $1,012.0 ($965.8 net of $46.2 of holding company short sale and derivative obligations), compared to $1,026.7 at December 31, 2011 ($962.8 net of $63.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first six months of 2012 included the following outflows – the payment of $234.3 of common and preferred share dividends, the payment of $97.6 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the repayment upon maturity of $86.3 principal amount of Fairfax unsecured senior notes, the net payment of $56.7 (Cdn$57.7) in respect of the company’s acquisition of Prime Restaurants, the partial repayment of an intercompany loan payable to Northbridge ($84.6), the capital contributions to Fairfax Brasil and Advent ($23.9) and the participation in an Alltrust Insurance rights offering ($18.9). Significant inflows during the first six months of 2012 included the following – the receipt of $231.7 of net proceeds on the issuance of Cdn$237.5 par value Series K preferred shares, $458.6 of dividends (received from Crum & Forster ($63.0), Zenith National ($91.8) and Runoff ($303.8, including a dividend-in-kind of $126.2)) and the corporate income tax refund received by the holding company of $15.5. The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at June 30, 2012, of $965.8 ($962.8 at December 31, 2011) provide adequate liquidity to meet the holding company’s remaining known obligations in 2012 and for the foreseeable future. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company may draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 to the consolidated financial statements for the year ended December 31, 2011, in the company’s 2011 Annual Report). The holding company’s remaining known significant commitments for 2012 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the second quarter and first six months of 2012, the holding company received net cash of $115.0 and paid net cash of $97.6, respectively (paid net cash of $11.5 and $59.4 in the second quarter and first six months of 2011, respectively) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity discussed above.

Subsidiary cash and short term investments increased by $835.9 to $7,035.1 at June 30, 2012, from $6,199.2 at December 31, 2011, with the increase primarily reflecting the reinvestment into cash and short term investments of the proceeds on the sale of bonds, the partial repayment of an intercompany loan receivable from the holding company ($84.6) and the capital contributions to Fairfax Brasil and Advent from the holding company ($23.9), partially offset by net cash paid with respect to the reset provisions of the company’s long and short equity and equity index total return swap derivative contracts, the payment of cash dividends to Fairfax of $332.4 and net cash used in operating activities. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the second quarter and first six months of 2012, the insurance and reinsurance subsidiaries received net cash of $302.5 and paid net cash of $183.5, respectively (paid net cash of $90.9 and $352.4 in the second quarter and first six months of 2011, respectively) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swap derivative contracts may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps. In addition to commitments incurred in the normal course of operations, the insurance and reinsurance subsidiaries and the company's runoff operations will also provide the principal sources of funding required to complete the acquisitions of Brit Insurance Limited and Thomas Cook (India) Limited (as described in note 15 to the interim consolidated financial statements for the three and six months ended June 30, 2012).

The following table presents major components of cash flow for the quarters and first six months ended June 30:

	Second quarter		First six months
	2012	2011	2012	2011
Operating activities
Cash provided by (used in) operating activities before the undernoted	30.0	(44.0)	(165.7)	(122.1)
Net (purchases) sales of securities classified as at FVTPL	1,246.9	(613.9)	1,639.4	(1,254.4)
Investing activities
Net (purchases) sales of investments in associates	13.6	(4.9)	(56.7)	(56.4)
Net purchase of subsidiaries, net of cash acquired	—	—	(51.4)	306.3
Net purchases of premises and equipment and intangible assets	(14.7)	(8.2)	(22.4)	(21.4)
Increase in restricted cash in support of purchase of subsidiary	(65.0)	—	(65.0)	—
Financing activities
Net (repayment) issuances of subsidiary indebtedness	16.1	(1.3)	15.1	(31.1)
Issuance of holding company debt	—	899.5	—	899.5
Repurchase of holding company and subsidiary debt and securities	(93.6)	(757.0)	(94.6)	(759.0)
Issuance of preferred shares	—	—	231.7	—
Common and preferred share dividends paid	(15.7)	(13.3)	(234.3)	(232.4)
Dividends paid to non-controlling interests	(6.7)	—	(6.7)	—
Other cash used in financing activities	(0.7)	(16.0)	(18.7)	(27.1)
Increase (decrease) in cash and cash equivalents during the period	1,110.2	(559.1)	1,170.7	(1,298.1)

Cash provided by operating activities excluding cash used to purchase securities classified as at FVTPL increased to $30.0 in the second quarter of 2012 compared to cash used in operating activities of $44.0 in the second quarter of 2011, primarily as a result of higher premiums collections, partially offset by increased income taxes paid. Net sales of securities classified as at FVTPL of $1,246.9 in the second quarter of 2012 mainly reflected the net sales of U.S. and U.K. treasury and Canadian government bonds, net cash received with respect to total return swap derivative contracts and net sales of common stocks, partially offset by net purchases of short term investments. Net purchases of securities classified as at FVTPL of $613.9 in the second quarter of 2011, primarily reflected the net purchases of short term investments and net cash paid with respect to total return swap derivative contracts, partially offset by net sales of bonds.

Net sales of investments in associates of $13.6 in the second quarter of 2012 (primarily related to the disposition of the company's interest in Fibrek Inc. as disclosed in note 6 to the interim consolidated financial statements for the three and six months ended June 30, 2012) increased compared to net purchases of $4.9 in the second quarter of 2011 (primarily related to investments in certain limited partnerships). The increase in restricted cash in support of purchase of subsidiary of $65.0 relates to the acquisition of Thomas Cook (India) Limited expected to close in the third quarter of 2012 as described in note 15 to the interim consolidated financial statements for the for the three and six months ended June 30, 2012.

In the second quarter of 2012, the company paid preferred share dividends of $15.7 (2011 - $13.3) and dividends to non-controlling interests of $6.7 (2011 - nil). Repurchase of holding company and subsidiary debt and securities of $93.6 primarily related to the repayment on maturity of Fairfax unsecured senior notes ($86.3) and the redemption by Crum & Forster of its unsecured senior notes due 2017 ($6.4). Other cash used in financing activities of $0.7 in the second quarter of 2012 related to subordinate voting shares purchased for treasury. In the second quarter of 2011, issuance of holding company debt of $899.5 reflected the issuance of $500.0 principal amount of 5.80% unsecured senior notes due 2021 for net proceeds of $493.9 and the issuance of Cdn$400.0 principal amount of 6.40% unsecured senior notes due 2021 for net proceeds of $405.6 (Cdn$396.0). In the second quarter of 2011, repurchase of holding company and subsidiary debt and securities of $757.0 reflected the payment to repurchase Fairfax, Crum & Forster and OdysseyRe unsecured senior notes ($727.1), and cash consideration to redeem First Mercury's trust preferred securities ($26.7) as described in note 10 to the interim consolidated financial statements for for the three and six months ended June 30, 2012. Other cash used in financing activities of $16.0 in the second quarter of 2011 principally related to subordinate voting shares purchased for treasury ($6.0) and the repurchase for cancellation of subordinate voting shares ($10.0).

Cash used in operating activities excluding cash used to purchase securities classified as at FVTPL increased to $165.7 in the first six months of 2012 from cash used in operating activities of $122.1 in the first six months of 2011, primarily as a result of higher net paid losses, lower interest and dividend income and increased income taxes paid. Net sales of securities classified as at FVTPL of $1,639.4 in the first six months of 2012 mainly reflected the net sales of short term investments and sales of U.S. and U.K. treasury and Canadian government bonds, partially offset by net cash paid with respect to total return swap derivative contracts and net purchases of common stocks. Net purchases of securities classified as at FVTPL of $1,254.4 in the first six months of 2011, primarily reflected the net purchases of short term investments and net cash paid with respect to total return swap derivative contracts, partially offset by net sales of bonds.

Net purchases of investments in associates of $56.7 in the first six months of 2012 (primarily related to investments in Thai Re and certain limited partnerships, partially offset by the disposition of Fibrek Inc.) increased modestly compared to $56.4 in the first six months of 2011 (primarily related to the participation in an ICICI Lombard rights offering and investments in certain limited partnerships). The increase in restricted cash in support of purchase of subsidiary of $65.0 relates to the acquisition of Thomas Cook (India) Limited as described above. Net purchases of subsidiaries, net of cash acquired in the first six months of 2012, related to net cash of $51.4 used to acquire an 81.7% interest in Prime Restaurants. Net purchases of subsidiaries, net of cash acquired in the first six months of 2011 of $306.3, included net cash acquired of $355.8 with respect to the acquisition of First Mercury, partially offset by net cash of $49.5 used to acquire Pacific Insurance. Notes 6 and 15 to the company’s interim consolidated financial statements for the three and six months ended June 30, 2012, describe the company’s investments in associates and acquisitions, respectively, during the periods discussed above.

In the first six months of 2012, the company issued Cdn $237.5 par value of Series K preferred shares, for net proceeds of $231.7 and paid common share dividends of $205.8 (2011 - $205.9), preferred share dividends of $28.5 (2011 - $26.5) and dividends to non-controlling interests of $6.7 (2011 - nil). Repurchase of holding company and subsidiary debt and securities of $94.6 primarily related to the repayment on maturity of Fairfax unsecured senior notes ($86.3) and the redemption by Crum & Forster of its unsecured senior notes due 2017 ($6.4). Other cash used in financing activities of $18.7 in the first six months of 2012 related to subordinate voting shares purchased for treasury ($18.7). In the first six months of 2011, issuance of holding company debt of $899.5 and repurchase of holding company and subsidiary debt and securities of $759.0 reflected substantially, the same transactions that affected cash flows from financing activities in the second quarter of 2011. Net repayment of subsidiary indebtedness of $31.1 in the first six months of 2011 principally related to subsidiary indebtedness repaid by First Mercury ($29.7) as described in note 10 to the interim consolidated financial statements for the three and six months ended June 30, 2012. Other cash used in financing activities of $27.1 in the first six months of 2011 principally related to subordinate voting shares purchased for treasury ($17.1) and the repurchase for cancellation of subordinate voting shares ($10.0).

Contractual Obligations

The following table provides a payment schedule of the company's material current and future obligations (holding company and subsidiaries) as at June 30, 2012:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	4,007.3	4,645.9	2,939.5	5,507.3	17,100.0
Long term debt obligations - principal	4.4	317.9	394.1	2,280.4	2,996.8
Long term debt obligations - interest	189.0	355.8	317.9	737.5	1,600.2
Operating leases - obligations	66.2	105.9	71.3	123.4	366.8
	4,266.9	5,425.5	3,722.8	8,648.6	22,063.8

For further detail on the maturity profile of the company's financial liabilities, please see “Liquidity Risk” in note 24 to the annual consolidated financial statements for the year ended December 31, 2011, in the company's 2011 Annual Report.

Book Value Per Share

Common shareholders’ equity at June 30, 2012, was $7,263.5 or $357.26 per basic share (excluding the unrecorded $404.6 excess of fair value over the carrying value of equity accounted investments) compared to $364.55 per basic share (excluding the unrecorded $347.5 excess of fair value over the carrying value of equity accounted investments) at December 31, 2011, representing a decrease per basic share in the first six months of 2012 of 2.0% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2012, or an increase of 0.8% adjusted to include that dividend). During the first six months of 2012, the number of basic shares decreased as a result of the repurchase of 44,617 subordinate voting shares for treasury (for use in the company’s restricted share awards). At June 30, 2012, there were 20,331,179 common shares effectively outstanding.

Lawsuit Seeking Class Action Status

For a full description of this matter, please see section (a) of “Lawsuits” in note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and six months ended June 30, 2012.

Accounting and Disclosure Matters

Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the interim consolidated financial statements for the three and six months ended June 30, 2012.

Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have a significant impact on the company’s consolidated financial reporting are described in the Accounting and Disclosure Matters section contained in the MD&A of the company’s 2011 Annual Report. New standards and amendments that have been issued but are not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31, 2011, in the company’s 2011 Annual Report.

Comparative Quarterly Data (unaudited)

	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
Revenue	1,743.3	1,624.5	823.6	3,322.9	1,755.0	1,573.5	661.5	1,926.6
Net earnings (loss)	95.5	0.1	(770.8)	974.5	83.6	(239.5)	(493.1)	388.9
Net earnings (loss) attributable to shareholders of Fairfax	95.0	(1.3)	(771.5)	973.9	83.3	(240.6)	(494.4)	388.1
Net earnings (loss) per share	$3.90	$(0.69)	$(38.47)	$47.17	$3.43	$(12.42)	$(24.77)	$18.53
Net earnings (loss) per diluted share	$3.85	$(0.69)	$(38.47)	$46.73	$3.40	$(12.42)	$(24.77)	$18.44
Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes as in 2011, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.